Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

TIM Participações S.A. and

TIM Participações S.A. and

subsidiaries

Quarterly Information as at

March 31, 2015

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Company Information

Capital

Approval of Dividends

Parent Company Financial Statements

Balance Sheet Assets

Balance Sheet Liabilities and Shareholders' Equity

Statements of Income

Statements of Comprehensive Income

Statements of Cash Flow

Statements of Changes in Shareholders' Equity

01/01/2015 to 03/31/2015

01/01/2014 to 03/31/2014

Statements of Added Value

Consolidated Company Financial Statements

Balance Sheet Assets

Balance Sheet Liabilities and Shareholders' Equity

Statements of Income

Statements of Comprehensive Income

Statements of Cash Flow

Statements of Changes in Shareholders' Equity

01/01/2015 to 03/31/2015

01/01/2014 to 03/31/2014

Statements of Added Value

Earnings release

Notes to quarterly information

Opinions and Statements

Report of Independent Registered Public Accounting Firm - Unqualified

Fiscal's Council Opinion or Equivalent Board

Directors’ Statement on the Financial Statements

Director’s Statement on the Auditor’s Report on Special Review

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Company Information

Company name:	TIM PARTICIPAÇÕES SA
Last change in the Company Name:	08/30/2004	Prior Company Name:	Tele Celular Sul Participações S.A.
Record date:	05/22/1998	C.N.P.J.:	02.558.115/0001-21
CVM Code:	01763-9	CVM incorporation date:	08/19/1998
Situação do Registro na CVM:	Active	Inicial date of record date at CVM:	09/10/1998
Country of origin:	Brazil	Contry of securities registration:	Brazil
Issuer's page in Internet:	www.tim.com.br/ri
Type of participant:	Listed Company
Record category at CVM:	Categoria A	Current category registration date:	01/01/2010
Issuer's situation:	Operational	Inicial date:	10/09/1998
Type of Control:	Private	Last change in control:
Last change in accounting period		Accounting period:	Day: 31 Month: 03
Activity:	Telecommunication
Activity description:
Journal name	Journal State
Jornal do Commercio	RJ
Valor Econômico	SP

Country	Incorporation date
United States of America	12/16/1998

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Information – Capital

Number of Shares	Current Quarter
(units)	03/31/2015
Paid up capital
Common	2,421,032,479
Preferred	-
Total	2,421,032,479
Treasury Stock
Common	795,888
Preferred	-
Total	795,888

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Information – Approval of Dividends

Event	Approval	Proceeds	First Payment	Especie	Class	Dividends per Stock (Reais / Stock)
-	-	-	-	-	-	-

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Balance Sheet - Assets (in thousands of Reais)

Account Code	Account Description	03/31/2015	12/31/2014
1	Total Assets	16,102,378	15,787,526
1.01	Current Assets	460,051	463,010
1.01.01	Cash and Cash Equivalents	42,262	43,455
1.01.03	Trade Accounts Receivable	329	329
1.01.03.02	Other Accounts Receivable	329	329
1.01.06	Taxes and Contributions Recoverable	20,889	20,648
1.01.06.01	Current Taxes and Contributions Recoverable	20,889	20,648
1.01.06.01.02	Direct Taxes and Contributions Recoverable	20,889	20,648
1.01.08	Other Current Assets	396,571	398,578
1.01.08.03	Others	396,571	398,578
1.01.08.03.01	Dividends receivable	385,835	385,835
1.01.08.03.03	Other Assets	10,736	12,743
1.02	Non-Current Assets	15,642,327	15,324,516
1.02.01	Long-Term Assets	66,234	65,729
1.02.01.01	Financial assets valued at fair value through profit or loss	99	98
1.02.01.01.02	Available for Sale	99	98
1.02.01.09	Other Non-Current Assets	66,135	65,631
1.02.01.09.05	Judicial Deposits	66,135	65,631
1.02.02	Investments	15,418,537	15,101,231
1.02.02.01	Investments on Subsidiaries	15,418,537	15,101,231
1.02.02.01.02	Investments on Subsidiaries	15,418,537	15,101,231
1.02.04	Intangible	157,556	157,556
1.02.04.01	Intangible Assets	157,556	157,556

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Balance Sheet – Liabilities and Shareholders’ Equity (in thousands of Reais)

Account Code	Account Description	03/31/2015	12/31/2014
2	Total Liabilities	16,102,378	15,787,526
2.01	Current Liabilities	432,345	432,125
2.01.01	Social and Labor Obligations	2,543	2,119
2.01.01.02	Labor Obligations	2,543	2,119
2.01.02	Suppliers - Trade Payable	1,181	1,218
2.01.02.01	Domestic Suppliers	1,181	1,218
2.01.03	Taxes, fees and contributions payable	122	239
2.01.03.01	Federal Obligations	81	204
2.01.03.01.02	Other Federal Obligations	81	204
2.01.03.03	Municipal Obligations	41	35
2.01.03.03.01	ISS	41	35
2.01.05	Other Obligations	428,499	428,549
2.01.05.02	Others	428,499	428,549
2.01.05.02.01	Dividends payable	420,945	421,002
2.01.05.02.04	Other Current Liabilities	7,554	7,547
2.02	Non-Current Liabilities	33,742	33,367
2.02.02	Other Obligations	29,764	29,764
2.02.02.02	Others	29,764	29,764
2.02.02.02.03	Other Liabilities	29,764	29,764
2.02.04	Provisions	3,978	3,603
2.02.04.01	Tax, Labor and Civil Provisions	3,978	3,603
2.02.04.01.02	Civil and Labor Provisions	3,478	3,103
2.02.04.01.05	Regulatory Provisions	500	500
2.03	Shareholders' Equity	15,636,291	15,322,034
2.03.01	Paid up Capital	9,866,298	9,866,298
2.03.02	Capital Reserves	1,342,657	1,341,101
2.03.02.01	Offering's Goodwill	380,560	380,560
2.03.02.04	Stock Option	17,928	16,372
2.03.02.05	Treasury Stock	(3,369)	(3,369)
2.03.02.07	Reserve for Tax Benefits	947,538	947,538
2.03.04	Revenue Reserves	4,112,332	4,112,332
2.03.04.01	Legal Reserve	515,956	515,956
2.03.04.10	Reserve for expansion	3,596,376	3,596,376
2.03.05	Retained Earnings	312,701	-
2.03.08	Other Comprehensive Income	2,303	2,303

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company - Statements of Income (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2015 to 03/31/2015	Year-to-date - current year 01/01/2014 to 03/31/2014
3.04	Operating Revenues (Expenses)	311,432	371,711
3.04.02	General and Administrative	(4,103)	(5,645)
3.04.05	Other Operating Expenses	(347)	(5)
3.04.06	Equity Pick Up	315,882	377,361
3.05	Operating Income	311,432	371,711
3.06	Financial Results	1,269	421
3.06.01	Financial Revenues	1,431	555
3.06.02	Financial Expenses	(162)	(134)
3.07	Income Before Taxes /Profit Sharing	312,701	372,132
3.09	Profit for the Period	312,701	372,132
3.11	Profit for the Period	312,701	372,132
3.99	Earnings per share (R$/share)	-	-
3.99.01	Earnings per share basic	-	-
3.99.01.01	ON	0.12920	0.15397
3.99.02	Earnings per share diluted	-	-
3.99.02.01	ON	0.12916	0.15385

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company - Statements of Comprehensive Income (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2015 to 03/31/2015	Year-to-date - current year 01/01/2014 to 03/31/2014
4.01	Profit for the Period	312,701	372,132
4.03	Comprehensive Income for the Period	312,701	372,132

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company - Statements of Cash Flow (Indirect Method) (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2015 to 03/31/2015	Year-to-date - current year 01/01/2014 to 03/31/2014
6.01	Net cash and cash equivalents used by operating activities	(1,135)	(7,093)
6.01.01	Cash and cash equivalents used by operating activities	(2,854)	(5,057)
6.01.01.01	Earning before income tax (EBIT)	312,701	372,132
6.01.01.03	Equity in equity pick up	(315,882)	(377,361)
6.01.01.06	Provision for administrative and legal proceedings	403	-
6.01.01.08	Monetary fluctuation on judicial deposits and provision for administrative and legal proceedings	(209)	(106)
6.01.01.09	Stock options	133	278
6.01.02	Variations in assets and liabilities	1,719	(2,036)
6.01.02.01	Taxes and contributions recoverable	(241)	244
6.01.02.03	Judicial Deposits	(282)	(3,902)
6.01.02.04	Other current and non-current assets	2,007	(873)
6.01.02.05	Labor obligations	424	640
6.01.02.06	Suppliers	(37)	1,861
6.01.02.07	Taxes, fees and contributions payable	(117)	(15)
6.01.02.08	Payments of legal and administrative proceedings	(41)	-
6.01.02.09	Other current and non-current liabilites	6	9
6.02	Net cash and cash equivalents generated (used) by investment activities	(1)	11
6.02.01	Financial assets valued at fair value through profit or loss	(1)	11
6.03	Net cash and cash equivalents used by financing activities	(57)	(41)
6.03.04	Dividends paid	(57)	(41)
6.05	Decrease on cash and cash equivalents	(1,193)	(7,123)
6.05.01	Beginning cash and cash equivalents balance	43,455	19,112
6.05.02	Ending cash and cash equivalents balance	42,262	11,989

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Parent Company Statements of Changes in Shareholders´ Equity from 01/01/2015 to 03/31/2015

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,866,298	1,341,101	4,112,332	-	2,303	15,322,034
5.03	Adjusted Beginning balance	9,866,298	1,341,101	4,112,332	-	2,303	15,322,034
5.04	Shareholder´s Transactions	-	1,556	-	-	-	1,556
5.04.03	Stock option	-	1,556	-	-	-	1,556
5.05	Total Comprehensive Income	-	-	-	312,701	-	312,701
5.05.01	Profit for the Period	-	-	-	312,701	-	312,701
5.07	Ending balance	9,866,298	1,342,657	4,112,332	312,701	2,303	15,636,291

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Parent Company Statements of Changes in Shareholders´ Equity from 01/01/2014 to 03/31/2014

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,839,770	1,214,271	3,538,586	-	2,013	14,594,640
5.03	Adjusted Beginning balance	9,839,770	1,214,271	3,538,586	-	2,013	14,594,640
5.04	Shareholder´s Transactions	-	1,550	-	-	-	1,550
5.04.03	Stock option	-	1,550	-	-	-	1,550
5.05	Total Comprehensive Income	-	-	-	372,132	-	372,132
5.05.01	Profit for the Period	-	-	-	372,132	-	372,132
5.07	Ending balance	9,839,770	1,215,821	3,538,586	372,132	2,013	14,968,322

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Statements of Added Value (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2015 to 03/31/2015	Year-to-date - current year 01/01/2014 to 03/31/2014
7.02	Raw Material Acquired from Third Parties	(1,025)	(2,527)
7.02.02	Material, Energy, Services and Others	(1,025)	(2,527)
7.03	Gross Added Value	(1,025)	(2,527)
7.05	Net Added Value Produced	(1,025)	(2,527)
7.06	Added Value Received from Transfers	317,313	377,916
7.06.01	Equity Pick Up	315,882	377,361
7.06.02	Financial Revenues	1,431	555
7.07	Total Added Value to Share	316,288	375,389
7.08	Sharing Added Value	316,288	375,389
7.08.01	Labor	2,392	2,428
7.08.01.01	Remuneration	2,067	2,132
7.08.01.02	Benefits	253	255
7.08.01.03	F.G.T.S.	50	41
7.08.01.04	Others	22	-
7.08.02	Taxes, Fees and Contributions	993	649
7.08.02.01	Federal	979	634
7.08.02.03	Municipal	14	15
7.08.03	Earnings - Borrowed Capital	202	180
7.08.03.01	Interest	151	131
7.08.03.02	Rentals	51	49
7.08.04	Earnings - Owned Capital	312,701	372,132
7.08.04.03	Retained Earnings	312,701	372,132

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Balance Sheet - Assets (in thousands of Reais)

Account Code	Account Description	03/31/2015	12/31/2014
1	Total assets	31,947,477	32,695,111
1.01	Current Assets	10,172,230	11,174,415
1.01.01	Cash and Cash Equivalents	3,550,188	5,232,992
1.01.03	Trade Accounts Receivable	3,223,756	3,537,417
1.01.03.01	Clients	3,223,756	3,537,417
1.01.04	Inventories	385,687	264,033
1.01.06	Taxes and Contributions Recoverable	1,727,982	1,642,625
1.01.06.01	Current Taxes and Contributions Recoverable	1,727,982	1,642,625
1.01.06.01.01	Indirect Taxes and Contributions Recoverable	1,320,330	1,285,143
1.01.06.01.02	Direct Taxes and Contributions Recoverable	407,652	357,482
1.01.07	Prepaid Expenses	975,691	266,264
1.01.08	Other Current Assets	308,926	231,084
1.01.08.03	Others	308,926	231,084
1.01.08.03.01	Operations with derivatives	112,059	47,541
1.01.08.03.02	Other assets	195,342	182,018
1.01.08.03.03	Financial leasing	1,525	1,525
1.02	Non-Current Assets	21,775,247	21,520,696
1.02.01	Long-Term Assets	3,385,417	3,283,133
1.02.01.01	Financial assets valued at fair value through profit or loss	40,911	41,149
1.02.01.01.01	Available for Sale	40,911	41,149
1.02.01.03	Trade Accounts Receivable	27,872	29,886
1.02.01.03.01	Clients	27,872	29,886
1.02.01.06	Deferred Taxes	870,977	889,064
1.02.01.06.01	Deferred Income Tax and Social Contribution	870,977	889,064
1.02.01.07	Prepaid Expenses	63,233	70,587
1.02.01.09	Other Non-Current Assets	2,382,424	2,252,447
1.02.01.09.03	Operations with derivatives	547,174	463,157
1.02.01.09.04	Other Non-Current Assets	11,934	11,926
1.02.01.09.05	Judicial Deposits	1,016,618	986,017
1.02.01.09.06	Indirect Taxes and Contributions Recoverable	588,309	574,490
1.02.01.09.07	Direct Taxes and Contributions Recoverable	23,657	23,346
1.02.01.09.08	Financial leasing	194,732	193,511
1.02.03	Property, Plant and Equipment	8,928,056	8,914,929
1.02.03.01	Property, Plant and Equipment in Operation	8,357,091	8,243,084
1.02.03.03	Construction work in progress	570,965	671,845
1.02.04	Intangible	9,461,774	9,322,634
1.02.04.01	Intangible Assets	7,934,555	7,795,415
1.02.04.01.02	Software rights	3,129,308	3,025,260
1.02.04.01.03	Authorizations	1,391,607	1,463,353
1.02.04.01.04	Other Intangible	3,413,640	3,306,802
1.02.04.02	Goodwill	1,527,219	1,527,219

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Balance Sheet - Liabilities and Shareholders´ Equity (in thousands of Reais)

Account Code	Account Description	03/31/2015	12/31/2014
2	Total liabilities	31,947,477	32,695,111
2.01	Current Liabilities	7,543,827	9,123,256
2.01.01	Social and Labor Obligations	248,733	208,629
2.01.01.02	Labor Obligations	248,733	208,629
2.01.02	Suppliers - Trade Payable	4,020,126	5,402,204
2.01.02.01	Domestic Suppliers	3,884,965	5,295,382
2.01.02.02	Non-Domestic Suppliers	135,161	106,822
2.01.03	Taxes, fees and contributions payable	670,121	808,207
2.01.03.01	Federal Obligations	142,606	207,586
2.01.03.01.01	Income Tax and Social Contribution Payable	33,863	74,891
2.01.03.01.02	Other Federal Obligations	108,743	132,695
2.01.03.02	State Obligations	487,750	561,845
2.01.03.02.01	ICMS	487,750	561,845
2.01.03.03	Municipal Obligations	39,765	38,776
2.01.03.03.01	ISS	39,765	38,776
2.01.04	Loans and Financing	1,252,763	1,281,554
2.01.04.01	Loans and Financing	1,252,763	1,281,554
2.01.04.01.01	Domestic Currency	871,729	966,039
2.01.04.01.02	Other Currencies	381,034	315,515
2.01.05	Other Obligations	1,352,084	1,422,662
2.01.05.02	Others	1,352,084	1,422,662
2.01.05.02.01	Dividends payable	420,945	421,002
2.01.05.02.04	Operations with derivatives	64,374	67,044
2.01.05.02.05	Authorizations Payable	435,083	493,169
2.01.05.02.06	Other liabilities	427,780	437,805
2.01.05.02.07	Financial leasing	3,902	3,642
2.02	Non-Current Liabilities	8,767,359	8,249,821
2.02.01	Loans and Financing	5,799,412	5,472,865
2.02.01.01	Loans and Financing	5,799,412	5,472,865
2.02.01.01.01	Domestic Currency	3,281,454	3,374,733
2.02.01.01.02	Other Currencies	2,517,958	2,098,132
2.02.02	Other Obligations	1,701,916	1,602,354
2.02.02.02	Others	1,701,916	1,602,354
2.02.02.02.03	Operations with derivatives	10,892	-
2.02.02.02.04	Indirect Taxes, Fees and Contributions Payable	96	94
2.02.02.02.05	Direct Taxes and Contributions Payable	232,039	229,027
2.02.02.02.06	Authorizations Payable	970,954	879,012
2.02.02.02.07	Other liabilities	159,454	168,194
2.02.02.02.08	Financial leasing	328,481	326,027
2.02.03	Deferred Taxes	563,486	481,173
2.02.03.01	Deferred Income Tax and Social Contribution	563,486	481,173
2.02.04	Provisions	702,545	693,429
2.02.04.01	Tax, Labor and Civil Provisions	428,435	407,154
2.02.04.01.01	Tax Provisions	207,700	194,845
2.02.04.01.02	Civil and Labor Provisions	64,891	62,947
2.02.04.01.03	Benefits Provisions	644	645
2.02.04.01.04	Civil Provisions	108,902	103,303
2.02.04.01.05	Regulatory Provisions	46,298	45,414
2.02.04.02	Other Provisions	274,110	286,275
2.02.04.02.03	Asset Retirement Obligation	274,110	286,275
2.03	Shareholders' Equity	15,636,291	15,322,034
2.03.01	Paid up Capital	9,866,298	9,866,298
2.03.02	Capital Reserves	1,342,657	1,341,101
2.03.02.01	Offering's Goodwill	380,560	380,560
2.03.02.04	Stock Option	17,928	16,372
2.03.02.05	Treasury stock	(3,369)	(3,369)
2.03.02.07	Reserve for Tax Benefits	947,538	947,538
2.03.04	Revenue Reserves	4,112,332	4,112,332
2.03.04.01	Legal Reserve	515,956	515,956
2.03.04.10	Reserve for expansion	3,596,376	3,596,376
2.03.05	Retained Earnings	312,701	-
2.03.08	Other Comprehensive Income	2,303	2,303

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Statements of Income (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2015 to 03/31/2015	Year-to-date - current year 01/01/2014 to 03/31/2014
3.01	Net Operating Revenues from Goods Sold and/or Services Rendered	4,546,712	4,702,224
3.02	Cost of Goods Sold and/or Services Rendered	(2,314,853)	(2,429,774)
3.03	Gross Income	2,231,859	2,272,450
3.04	Operating Revenues (Expenses)	(1,703,658)	(1,685,475)
3.04.01	Sales	(1,243,330)	(1,245,073)
3.04.02	General and Administrative	(278,127)	(251,297)
3.04.04	Other Operating Revenues	18,602	9,096
3.04.05	Other Operating Expenses	(200,803)	(198,201)
3.04.05.01	Authorizations' Amortization	(84,004)	(78,410)
3.04.05.02	Other Operating Expenses	(116,799)	(119,791)
3.05	Operating Income	528,201	586,975
3.06	Financial Results	(77,738)	(35,835)
3.06.01	Financial Revenues	691,362	158,281
3.06.02	Financial Expenses	(769,100)	(194,116)
3.07	Income Before Taxes /Profit Sharing	450,463	551,140
3.08	Income Tax and Social Contribution	(137,762)	(179,008)
3.08.01	Current	(37,362)	(131,825)
3.08.02	Deferred	(100,400)	(47,183)
3.09	Profit for the Period	312,701	372,132
3.11	Consolidated Profit for the Period	312,701	372,132
3.11.01	Atributted to shareholders	312,701	372,132
3.99	Earnings per share (R$/share)	-	-
3.99.01	Earnings per share basic	-	-
3.99.01.01	ON	0.12920	0.15397
3.99.02	Earnings per share diluted	-	-
3.99.02.01	ON	0.12916	0.15385

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Statements of Comprehensive Income (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2015 to 03/31/2015	Year-to-date - current year 01/01/2014 to 03/31/2014
4.01	Profit for the Period	312,701	372,132
4.03	Comprehensive Income for the Period	312,701	372,132
4.03.01	Atributted to Shareholder's	312,701	372,132

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Statements of Cash Flow – Indirect Method (in thousands of Reais)

Accont Code	Account description	Year-to-date - current year 01/01/2015 to 03/31/2015	Year-to-date - current year 01/01/2014 to 03/31/2014
6.01	Net cash and cash equivalents used by operating activities	(727,345)	(1,028,383)
6.01.01	Cash and cash equivalents generated by operating activities	1,576,073	1,558,076
6.01.01.01	Earning before income tax (EBIT)	450,463	551,141
6.01.01.02	Depreciation and amortization	811,299	730,313
6.01.01.03	Monetary fluctuation on judicial deposits and provision for administrative and legal proceedings	(3,826)	6,430
6.01.01.04	Loss and disposal of fixed assets	73	2,147
6.01.01.05	Stock options	1,556	1,550
6.01.01.06	Provision for administrative and legal proceedings	69,739	65,049
6.01.01.07	Interest on ARO	1,927	1,586
6.01.01.08	Interest and monetary and exchange variation on loans and other financial adjustments	182,941	113,111
6.01.01.10	Allowance for doubtful accounts	56,541	76,103
6.01.01.12	Interest on leasing payable	11,170	10,646
6.01.01.13	Interest on leasing receivable	(5,810)	-
6.01.02	Variations in assets and liabilities	(2,303,418)	(2,586,459)
6.01.02.01	Trade Accounts receivable	284,213	(60,009)
6.01.02.02	Taxes and contributions recoverable	(98,171)	(155,041)
6.01.02.03	Inventories	(121,653)	(32,596)
6.01.02.04	Prepaid expenses	(702,073)	(750,509)
6.01.02.05	Escrow deposits	(20,053)	(41,513)
6.01.02.06	Other current and non-current assets	(10,972)	(34,966)
6.01.02.07	Labor obligations	40,104	32,089
6.01.02.08	Suppliers	(1,419,787)	(1,431,004)
6.01.02.09	Taxes, fees and Contributions payable	(179,075)	(38,944)
6.01.02.10	Payments of legal and administrative proceedings	(55,179)	(51,571)
6.01.02.11	Authorizations payable	13,309	(4,097)
6.01.02.12	Other current and non-current liabilities	(34,080)	(18,298)
6.01.02.13	Actuarial liability	(1)	-
6.02	Net cash and cash equivalents used by investing activities	(923,509)	(620,257)
6.02.01	Financial assets valued at fair value through profit or loss	238	(7,380)
6.02.02	Additions to property plant and equipment and intangibles	(909,655)	(605,925)
6.02.03	ARO	(14,092)	(6,952)
6.03	Net cash and cash equivalents used by financing activities	(31,950)	(19,729)
6.03.01	New loans	-	211,426
6.03.02	Loans amortization	(323,372)	(240,386)
6.03.03	Dividends paid	(57)	(41)
6.03.04	Operations with derivatives	295,353	16,549
6.03.05	Refund granted to shareholders - stocks group TIM Fiber RJ S.A.	(7)	(1)
6.03.06	Financial leasing payable disbursement	(8,456)	(7,276)
6.03.07	Financial leasing receivable receipts	4,589	-
6.05	Decrease on cash and cash equivalents	(1,682,804)	(1,668,369)
6.05.01	Beginning cash and cash equivalents balance	5,232,992	5,287,642
6.05.02	Ending cash and cash equivalents balance	3,550,188	3,619,273

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Consolidated Company Statements of Changes in Shareholders´ Equity from 01/01/2015 to 03/31/2015

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY	Minority Interest	Consolidated SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,866,298	1,341,101	4,112,332	-	2,303	15,322,034	-	15,322,034
5.03	Adjusted Beginning balance	9,866,298	1,341,101	4,112,332	-	2,303	15,322,034	-	15,322,034
5.04	Shareholder´s Transactions	-	1,556	-	-	-	1,556	-	1,556
5.04.03	Stock option	-	1,556	-	-	-	1,556	-	1,556
5.05	Total Comprehensive Income	-	-	-	312,701	-	312,701	-	312,701
5.05.01	Profit for the Period	-	-	-	312,701	-	312,701	-	312,701
5.07	Ending balance	9,866,298	1,342,657	4,112,332	312,701	2,303	15,636,291	-	15,636,291

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Consolidated Company Statements of Changes in Shareholders´ Equity from 01/01/2014 to 03/31/2014

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY	Minority Interest	Consolidated SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,839,770	1,214,271	3,538,586	-	2,013	14,594,640	-	14,594,640
5.03	Adjusted Beginning balance	9,839,770	1,214,271	3,538,586	-	2,013	14,594,640	-	14,594,640
5.04	Shareholder´s Transactions	-	1,550	-	-	-	1,550	-	1,550
5.04.03	Stock option	-	1,550	-	-	-	1,550	-	1,550
5.05	Total Comprehensive Income	-	-	-	372,132	-	372,132	-	372,132
5.05.01	Profit for the Period	-	-	-	372,132	-	372,132	-	372,132
5.07	Ending balance	9,839,770	1,215,821	3,538,586	372,132	2,013	14,968,322	-	14,968,322

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Statements of Added Value (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2015 to 03/31/2015	Year-to-date - current year 01/01/2014 to 03/31/2014
7.01	Revenues	6,132,535	6,251,152
7.01.01	Net Operating Revenues from Goods Sold and/or Services Rendered	6,189,076	6,327,255
7.01.04	Allowance for doubtful accounts	(56,541)	(76,103)
7.02	Raw Material Acquired from Third Parties	(2,427,935)	(2,617,248)
7.02.01	Cost of Goods Sold and/or Services Rendered	(1,551,667)	(1,727,931)
7.02.02	Material, Energy, Services and Others	(876,268)	(889,317)
7.03	Gross Added Value	3,704,600	3,633,904
7.04	Retentions	(811,300)	(730,313)
7.04.01	Depreciation and Amortization	(811,300)	(730,313)
7.05	Net Added Value Produced	2,893,300	2,903,591
7.06	Added Value Received from Transfers	691,363	158,281
7.06.02	Financial Revenues	691,363	158,281
7.07	Total Added Value to Share	3,584,663	3,061,872
7.08	Sharing Added Value	3,584,663	3,061,872
7.08.01	Labor	205,880	186,514
7.08.01.01	Remuneration	146,809	132,949
7.08.01.02	Benefits	41,472	37,723
7.08.01.03	F.G.T.S.	13,859	12,058
7.08.01.04	Others	3,740	3,784
7.08.02	Taxes, Fees and Contributions	2,148,244	2,168,317
7.08.02.01	Federal	779,272	819,811
7.08.02.02	State	1,361,907	1,342,421
7.08.02.03	Municipal	7,065	6,085
7.08.03	Earnings - Borrowed Capital	917,838	334,909
7.08.03.01	Interest	768,591	192,772
7.08.03.02	Rentals	149,247	142,137
7.08.04	Earnings - Owned Capital	312,701	372,132
7.08.04.03	Retained Earnings	312,701	372,132

TIM Participações S.A. and
TIM Participações S.A. and Subsidiaries

EARNINGS RELEASE

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A. Announces its Consolidated Results for the First Quarter of 2015

BM&FBOVESPA* (lot = 1 share) TIMP3: R$9.66 NYSE* (1 ADR = 5 ON shares) TSU: US$15.51 (*) closing prices of May 5th, 2015

Rio de Janeiro, May 5th, 2015 – TIM Participações S.A. (BOVESPA: TIMP3; and NYSE: TSU), the company which controls directly TIM Celular S.A. and Intelig Telecomunicações Ltda., announces its results for the first quarter of 2015. TIM Participações S.A. (“TIM Participações” or “TIM”) provides telecommunication services with a nationwide presence in Brazil.

The following financial and operating consolidated information, except where otherwise indicated, is presented according to IFRS (International Financial Reporting Standards) and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the first of 2014 (1Q14) and fourth quarter of 2014 (4Q14), except when otherwise indicated.

Investor Relations Contacts ri@timbrasil.com.br Twitter: @TIM ri www.tim.com.br/ir (+55 21) 4109-3360 / 4109-4017 / 4109-3751 / 4109-3446 TIM IR App:

Operational Highlights

•

Post-paid “Control Plan” posted a strong performance in 1Q15 with +23% YoY;

•

Data services came at 34 million users, +27% YoY and already 45% of total base;

•

Smartphones accounting for 90% of devices sold in 1Q15. Penetration of smartphone over total base reached 53%;

•

Data ARPU grew 29% YoY in 1Q15 (vs. 18% YoY in 1Q14);

•

Strong investments in Network & Infrastructure of around R$1 bln, largely financed by tower sales;

•

Live TIM reached 150k users in 1Q15, doubling versus 1Q14. Addressable households reached ~1.7 mln.

Financial Highlights

•

+3.5% of  net revenues “Business Generated” (outgoing+VAS) versus 1Q14.

•

+46% YoY on gross data revenues (ex-SMS);

•

Fixed business recovered: Net Revenues at +12% YoY in 1Q15;

•

Costs under control, with total opex -5% YoY in 1Q15;

•

EBITDA margin 29.5%, continuing expand on a yearly basis (28% in 1Q14) and resilient EBITDA growth of 2% YoY in 1Q15.

MESSAGE FROM CEO

Dear Shareholders, Analysts and Stakeholders,

As we have highlighted for the close of the 2014 fiscal year, we start 2015 in a much tougher macroeconomic environment, with a reduction in expectations for growth and a significant appreciation of the FX from a year prior. Composing this picture, we also continue to observe the very fast transformation of the mobile industry towards a data world, in line with the company’s strategy and key market trends.

But despite this more challenging scenario, the company continued to present solid execution, demonstrating the resilience of our core business and its main operational metrics even in face of short-term revenue headwinds due to a new round of regulatory MTR (VU-M) reductions and an acceleration of the SMS decline, impacted by the widespread adoption of the messaging app global phenomenon, which has also an impact on the overall industry voice usage.

While continuing to execute on its long-term strategy of becoming a leader in Mobile Internet, based on the most innovative data portfolio in the industry as well as on a robust infrastructure investment plan announced earlier this year, TIM delivered in the first quarter of 2015 a very positive performance of data revenue growth (+46% YoY), with solid postpaid growth, outgoing revenue growth of 3.5%, a reduction of 5.3% in Opex, improving fixed business results and an increase in the Service EBITDA margin to the mid 30s, leading to positive EBITDA growth of 1.7%.

Accelerating infrastructure investments: Close to R$ 1billion invested in the quarter

After announcing our most recent 3-year industrial plan in February, where a clear commitment with the development of a data-centric infrastructure was presented, the first quarter of 2015 demonstrated the company’s adherence to the strategy and its execution capacity on the infrastructure front. In the first quarter alone we invested R$924 million on network infrastructure, an impressive increase of 51% over investments during the same period in 2014. It is also important to state that the absolute majority of total investments were allocated to the growth of the 3G and 4G networks and its supporting fiber optics transmission, in line with the vision of building a solid data-centric infrastructure for the future.

The intensive approach to infrastructure remains a key component of our strategic pillars, and continues to bring significant improvements to our quality indicators. As a highlight, in the recent publication of Anatel’s conclusions on TIM’s results of its Quality Improvement Plan initiated in 2012, the agency highlights the “clear signals of quality investment, with investments in levels above originally planned, continuous improvements in the results and in the reduction of complaints”. By following the results published on Anatel’s own quality app, it is possible to see TIM as the operator with the largest number of 4G antennas in the state capitals, as well as a leadership position in the largest city in the country, São Paulo, in the dimensions of both voice as well as 3G data accessibility.

Based on these improvements, we see important advancements in our overall mobile operator preference as well as in postpaid perception in the results of our customer satisfaction surveys. We believe those metrics are a strong signal we are on the right track, and we will continue to accelerate to develop a leading class data infrastructure in the country.

Solid performance of Data services: Accounting for 1/3 of total service revenues

Q1 2015 represented yet another strong quarter for the performance of our Data services, fueled by the continuous network infrastructure improvements, penetration of smartphones in our user base and adoption of our data connectivity, content and application offers. Total data users grew 27% when compared to the same quarter in 2014, and data+content revenues accelerated to an impressive 46% YoY, also lifted by a Data ARPU increase of close to 30% YoY. With this performance, even with a significant decline in SMS revenues, overall VAS revenues advanced to represent 32% of total service revenues, clearly indicating the sustainability of the mobile data-centric strategy.

4G also grew consistently during the quarter, and, through net additions of over 2.4 million users when compared to Q1 14, TIM continued to grow its 4G market share to beyond 30%, in a clear demonstration of successful market positioning for the future.

Innovative offers: Bridging the community effect and migrating to data

As of the end of 2014, TIM led the offer innovation in the industry again with a strategic alliance with the world’s largest messaging provider, WhatsApp, and promotionally included zero-rated access to the OTT’s application in some of our flagship Control Plans. Starting in Q1, we extended this promotion and innovation to most of our postpaid plans, as well as just recently announced the extension to prepaid data plans as well, a move which clearly differentiates TIM as the offer innovator in data. With the massive adoption of data and messaging services, in addition to providing a differentiated benefit to our user base, we start to see a reduction in the dependency of voice communities as the element of choice for new prepaid and control plan subscribers, and position TIM as the first mover in adapting to this market trend.

Disciplined approach on costs leads to all time high Q1 EBITDA margin

During the short-term transition scenarios which present revenue headwinds as already mentioned,  a focused, disciplined approach to operational efficiency is a must, and TIM continues to execute well in this dimension. Based on cost reduction in leased lines and in several components of G&A as well as S&M expenses, the company’s overall Operating Expenses were reduced by over 5% YoY, leading to a 1.7% positive growth of EBITDA and to record total and service EBITDA margins, at respectively 29.5% and 35.3%. Important to highlight that excluding the MTR reduction effects, EBITDA growth would be at the +8.9% YoY mark, indicating the long-term sustainability of the operational results achieved. As for Net Profit, first quarter ended with R$312million, impacted by the effect of higher depreciation and amortization due to the acceleration of our Capex rollout in the short-term.

Conclusion and Perspectives

In summary, we open 2015 with yet another quarter of positive results, in a balanced view of strategic, operational and financial indicators. As highlighted during the announcement of our 2015-2017 industrial plan, despite the potential short-term challenges such as the macroeconomic scenario and revenue headwinds due to the structural transformation of the industry’s business models, we remain committed to our long-term vision and execution, and believe TIM is successfully positioning to be a winner in the Mobile Data landscape which is now being shaped. Offer innovation, future-proof infrastructure investments and a differentiation on customer experience are the main elements of this vision, which continues to be supported by an incredibly strong and committed team and a genuine desire to “connect and take care of each customer, so everyone can do more”.

Rodrigo Abreu

CEO

MARKETING PROGRESS

WhatsApp offer extended in 1Q15

Following the success and solid customer adherence in 4Q14, the Company has extended the WhatsApp offer to Express family plans, which has as main feature the billing process through a credit card. With WhatsApp offer, the most used messaging application in Brazil, customers are allowed to send unlimited messages, share photos and videos through the app without consuming customers’ data package. The offer is available at both Liberty Express +40 and Liberty Express +120 plans.

Liberty Express +40 costs R$74.90/month and in addition to unlimited WhatsApp messages, customers will also have (i) unlimited local and long distance on-net calls, (ii) 40 minutes of local off-net calls (iii) 300MB of data cap, (iii) unlimited SMS to any operator, (iv) unlimited access to TIMmusic by deezer and (v) R$10 of credit for additional services. Liberty Express +120 is priced at R$124.90/month and has the same benefits as Liberty Express +40 but with 120 minutes of local off-net calls and a data cap of 600MB.

TIM Money: to Infinity customers

In partnership with Caixa Econômica bank and MasterCard, TIM launched a financial product called TIM Multibank Caixa, a virtual version of a prepaid banking card associated with a mobile number. The product will enable TIM customers to pay bills, perform bank transfers and top up through its own handset for mobile services and also to make purchases with a MasterCard card. The product is designed to empower unbanked people, which represent more than 50% of the Company’s prepaid base.

Value Added Services: Actively driving content

To support ongoing VAS revenues growth TIM kept pushing forward on innovative products for its customer base. In the first quarter TIM launched three new content products:

•

TIM Audiobook: provides unlimited access to a wide range of audiobooks enabling customers to sync to smartphones and tablets in order to access the app’s content without the need for internet connection. Charges a fixed amount on a weekly (R$3.99) or monthly (R$18.99) basis.

•

TIM Kids: an entertainment and education platform for children that provides multiple content such as videos, books, music and games for R$3.99 per week.

•

TIM Income Tax: a service that helps customers to complete income tax forms through SMS and/or website for R$1.99 per week.

Handset Business

In 1Q15, TIM promoted two major handset launches: the 4G version of the new Moto G by Motorola and the Samsung Galaxy J1. The new version of the best-selling smartphone in Motorola's history is equipped with 4G technology, support for dual chip and is designed to offer faster connectivity and better performance to listen to music and even watch movies.

Launched exclusive by TIM in March, the new Samsung Galaxy J1 is considered to be the best value 4G enabled device in the market. The smartphone features 12GB internal memory, 2MP front camera and support for dual chip for R$679. All devices sold by TIM are unlocked and can be paid up to 12 installments using a credit card.

As for the market share of smartphones, TIM maintained the leadership position among the players in March, with a solid position of 48.5%.

Other Marketing Iniciatives:

Blah App: 1 million downloads – To celebrate the milestone of one million downloads TIM released data traffic for the app, allowing customers to send unlimited messages, share photos and videos through the app without consuming data package.

Soccer – Partnership program was extended to Paraná State to develop agreements with its two major soccer teams. Additionally, the Company launched the TIM Torcedor app to offer exclusive content from each supported club and enables fans to buy tickets through the handset.

SmarTV Top Up – In partnership with Samsung, TIM launched an innovative service that will allow customers to top up any prepaid or control plan through their own Samsung SmartTV menu.

Corporate Internet Shared Plan – The Liberty Company Multi plan allows corporate clients to connect up to three different devices in a single data package. The plan offers packages from 1GB to 50GB per month starting at R$34.90.

OPERATIONAL PERFORMANCE

BRAZILIAN MOBILE MARKET OVERVIEW

(Information based on the most recent data released by Anatel – February/15)

Brazilian mobile market reached 282.6 million lines by the end of February/15, adding 1.8 million lines in the period which represents a yearly growth of 3.6%, to a penetration rate of 138.7%, up from 135.0% in February/14. Overall subscriber base has reduced the pace, mainly due to: i) high penetrated market, with customers using multiple SIM-cards and ii) macroeconomic slowdown with tightening policies. Nonetheless, some segments are still experience double digit growth, such as machine-to-machine business, the hybrid plans (aka “Controle”) and recently data plans.

•

Postpaid segment reached 68.8 million lines in February (+13.4% versus Feb/14) with net adds reaching 963.6k lines (vs. 1.1 million in the same period of last year).

•

Prepaid segment reached 213.8 million lines (virtually flat YoY), accounting for 75.7% of total Brazilian market (vs. 77.8% in Feb/14). Net adds for prepaid reached 862.0k lines (vs. 502.6k in the same period of last year).

TIM has maintained its market share position versus the 1Q14, as described below:

TIM’s PERFORMANCE

(Internal figures for March/15)

TIM’s subscriber base reached 75.7 million lines in March, up 2.5% when compared to the same period of last year.

3G technology: TIM’s total subscriber base with 3G devices ended 1Q15 with 42.3 million users, a sound increase near to 60% against the same period of last year, and demonstrating the success of company’s strategy to stimulate the smartphone’s penetration among its users through data offers.

As for the 4G, TIM reached another important milestone of 3.0 million users by the end of March/15, an increase of almost 50% over December/14, and 990k new users in the quarter, a clear evidence that the Company’s strategy on 4G is paying off.

Net additions totaled 29 thousand lines (vs.  486 thousand in the same period of last year), as a result of gross addition of 9.4 million lines (up 1.6% vs. 1Q14), minus disconnections totaling 9.3 million lines in the period (up 6.8% YoY). Churn rate in 1Q15 stood at 12.3% and up from 11.9% in the same period of last year.

Postpaid customer base reached 13.0 million users in March/15, 6.4% yearly growth. During 1Q15, TIM added 507 thousands users in the postpaid segment (vs. -56k net adds in the same period of last year).

As for prepaid segment, 1Q15 ended  with 62.7 million users, up 1.7% YoY. “Infinity Pré” accounted for 60.0 million users or 95.4% of the prepaid customer base. TIM continues to lead the prepaid market in Brazil, with market share of 29.5% in that segment, thanks to its pioneering position, simplicity and transparent concepts.

Live TIM: Moving to the next level

Live TIM ended 1Q15 reaching the milestone of 150 thousand users, adding almost 20 thousand new clients in the quarter and doubling the customer base of 75 thousand users from the 1Q14. Most of customers are on the 35Mbps offer, nevertheless, as the portfolio grows, customers are adhering to higher speeds.

Current average speed is at ~35Mbps per connection, way above market average of 3.0Mbps. It is worth mentioning that the good results achieved are mainly due to top notch quality of the service, which is reflecting on customer’s satisfaction index above market average.

At the end of 1Q15, Live TIM had 26.6 thousand buildings connected (vs. 11.9 thousand in 1Q14), and an addressable market of over 1.7 million households in São Paulo and Rio de Janeiro regions. Prospect clients registered in Live TIM’s website reached another milestone of 1 million (vs. 597k in 1Q14).

QUALITY AND NETWORK

QUALITTY DEVELOPMENTS

As for network quality KPI’s we will be showing this quarter an indicator based on the number of states that met the agency’s target. All figures shown below are the official data disclosed by Anatel. Considering voice indicators, from November/14 onward TIM stood within Anatel’s target, both accessibility and drop metrics, in 100% of states where the Company provide services at. As for data indicators in 3G network, the same result was achieved in data drop connections metric, while accessibility reached 93% in February/15.

This quarter, Anatel released the results of its 2-year Quality Plan which was carried out from August/2012 to July/2014. The overall result was based on Anatel’s network indicators (accessibility and drop) in both voice and data over 26 states and the federal district, their capitals and cities over 300,000 inhabitants. The results show TIM with significant performance, with 86.1% in July/2014 of all metrics within Anatel’s Quality Plan targets. When compared to February/2015 results, TIM posted an increase of 400bps, reaching 90.1% of all metrics within target.

Also within the scope of the Anatel’s Quality Plan (2012-14), it has also disclosed the number of complaints at the agency. Regarding TIM results, its worth highlighting that complaints related to network services (over 100,000 users) posted a relevant decrease of 41% in the period while general complaints stood flat.

In addition to Anatel’s indicators, Company’s effort to improve quality is also being translated into a significant evolution in terms of customer perception as shown in a recent customer satisfaction survey developed by Provokers – an independent agency hired by TIM. The market research indicates that TIM has managed to maintain its high levels of overall services preference (29%), becoming the number one player in that category. It’s also worth highlighting that TIM is managing to reduce rejection levels in the postpaid segment to 14% in Nov/14 from 17% in Nov/12, another sign that investments in quality are paying off.

Regarding quality indicators related to data usage, particularly on Speed Test (measured by Ookla1), TIM is pleased to announce that it has been continuously improving its performance in Throughput and Latency indicators. Average throughput (downlink) in 2G/3G network in 1Q15 posted an increase of 80% YoY, staying above market average for the first quarter since 1Q14. As for latency, TIM stood as the company with the lowest latency levels, being 26% below market average.

As for caring indicators, TIM’s group (mobile and fixed) kept its position of being the least demanded economic group at the consumer’s protection agencies (PROCON - SINDEC2) in 1Q15, with a volume of demands 60% lower than the market’s average in the quarter.

NETWORK EVOLUTION

As for network evolution, aproximately 700 TRXs (elements for voice), coupled with more than 600 access elements (BTS, NodeB and e-NodeB) and 1.7 thousand km of optical fiber were implemented in the first quarter of 2015. The elements implementation roll out along with other network prospects – such as sites densification, Wi-Fi and small cell expansion, backhauling infrastructure development, cell-site fine tuning and others – are allowing the Company to keep improving its network quality.

TIM Wi-Fi project kept its good pace in the first quarter. The company added 164 new hotspots, totaling more than 1,5K in the whole country. Comparing with the same period of 2014, the number of hotspots increased 70%. Also, TIM Wi-Fi is available in 22 airports of 15 states.

In the first quarter of 2015, the Mobile BroadBand Project (MBB) focused its efforts on the coverage densification of the most important cities that were already included in 2014. Those cities are the pilar of the mobile VAS revenue growth. In 2014, the MBB project reached 125 cities and the plan is reach 195 until the end of 2015.

Cities that have completed the MBB implementation reached a remarkable average throughput gain, which proves the efficient approach used by the project, tackling Access (HSPA+ and dual carrier), Transport (backhaul and backbone using FTTS and high capacity microwave links), and IP-Core (caching, peering and transit).

GSM coverage totaled 94.9% of the urban population in the first quarter of 2015, serving 3,439 cities. 3G coverage reached 78 new cities in 1Q15, serving 1,414 cities or 79.7% of the urban population in Brazil. The Company executed a efficienty implementation plan during the first quarter of 2015, increasing significantly the number of cities covered with 3G. As for the 4G, TIM finished the first quarter of 2015 with 38.3% of the Brazilian urban population covered, +2.7 p.p. when compared to the 4Q14.

CORPORATE SOCIAL RESPONSIBILITY

TIM Institute, whose mission is to create and enhance resources for the democratization of science, technology, and innovation in Brazil, continues, in 2015, with ten initiatives underway, all guided by four principles: education, technology applications, inclusion, and work.

In March of this year, TIM Tec, another project of TIM Institute, which offers distance professionalizing courses to more than 3 thousands students on 10 diferents subjects. This project uses the Massive Open Online Course – MOOC concept, on which every course released on the  web are for free and open. This plataform focuses on students from high school and from other technical and professionalizing courses. This initiative is also aligned with the federal government program for professional and technical educational, called PRONATEC.

In continuity with the partnership, stablished since 2014, with Brazilian Public School Mathematical Olympiad (OBMEP), the Institute started funding 50 scholarships for the students who choose to enroll on exact sciences graduation courses. Students must have won medals during previous editions of OBMEP and have chosen graduation courses such as Astronomy, Biology, Computing, Engineering, Statistics, Physics, Mathematics or Chemistry. Each one of the selected students will receive R$1,200 for 12 months, renewable for 48 months. In 2014, the OBMEP completed 10 years, with more than 18 millions participating students and 6,5 thousands winners.

It is also important to highlight that, for the fifth consecutive year, TIM was confirmed on the Carbon Efficient Index (ICO2), of BVM&FBovespa, which is composed by companies compromised with sustainable development and whose adopt low carbon cost practices.

ENERGY CONSUMPTION

In line with its Environmental Policy principles, TIM considers energy consumption as one of its challenges, that evolves according to the table below.

Energy efficiency is carried out through some actions, such as: Swap project (replacing the access equipment with more modern and efficient models), and the RAN Sharing agreement. In environmental terms, this initiative reduces energy consumption and also has a positive urban impact as it implies in reducing the number of new stations, minimizing the inconvenience to population. (EN5 indicator, GRI3 3.1).

The Biosites are innovative structures that allow a specific network coverage with higher efficiency in the use of energy and space. By the end of March 2015 TIM had 68 activated Biosites, an expressive incremental when compared with 23 activated Biosites at December, 2014.

FINANCIAL PERFORMANCE

OPERATING REVENUES

Gross revenues totaled R$6,820 million in 1Q15 (-3.2% YoY), still impacted by a strong interconnection revenue (MTR and SMS) drop of 38.7% YoY. In this context, it is important to highlight VAS performance, growing 22% YoY contributing to a “Business Generated” (outgoing voice + data usage + other) revenues evolution.

Gross revenues breakdown and other highlights are presented as follows:

Usage and monthly fee gross revenues reached R$2,584 million in the quarter, a decrease of 7.8% YoY chiefly impacted by  a tougher macroeconomic scenario and migration to data services.

Value Added Services (VAS) gross revenues totaled R$1,826 million in the quarter, another solid double digit growth of 22%. The increase was mainly driven by the growth of smartphones penetration, reaching 53.0% of customer base (vs. 33.7% in 1Q14) and the continuous growth of data customers, that reached 44.8% (up from 36.2% in 1Q14) of total base. It is important to point out that if we take into account only the prepaid users, which represents 82.8% of our customer base, the penetration of smartphones soared from 31.1% in 1Q14 to 52.8% in 1Q15.

As a percentage of mobile gross service revenues, VAS reached 32.0% in 1Q15 up from 25.2% in 1Q14.

Long distance gross revenues came at R$722 million in 1Q15, a drop of 11.4% YoY, as a result of commoditization process of this service and the switch of calls to data plataforms.

Interconnection gross revenues in 1Q15 dropped 38.7% YoY to R$475 million, chiefly influenced by MTR cuts of 25% in February 2014 and 33% in February 2015. Additionally SMS continued to be substituted by messaging applications.

Fixed business gross revenues, including TIM Soluções Corporativas, TIM Fixo and Live TIM, totaled R$236 million this quarter, an increase of 6.6% when compared to the same period of last year. This result is a consequence of successful efforts to restructure TIM Soluções Corporativas (former Intelig) and the consistent performance of the ultra broad-band business.

Other Mobile Revenues reached R$98.3 million in the quarter, a sound increase of 46.1% YoY, mainly driven by the growth on infrastructure sharing.

Product sales gross revenues increased by 1.8% YoY, reaching R$878 million in this quarter. This performance is mainly due to an increase of 24.5% YoY on the average sale price caused by a better sales mix (smartphones), compensating  the reduction of 19.5% YoY in the number of devices sold during the quarter.

As a result, Total Net Revenues reached R$4,547 (-3.3% YoY) in 1Q15 and Net Serives Revenues at R$3,940 million (-3.9% YoY). “Business Generated” Revenues  grew 3.5% YoY.

For a better understanding of business operational performance, excluding MTR cuts effects, total net services revenues in this quarter would have totaled R$4,097 million, flat on a year-over-year basis.

The magnitude of MTR incidence on revenues have been decreasing significantly and achieving its lowest level at approximately 10%.

ARPU (average revenue per user) reached R$17 in 1Q15, down -5.5% YoY, largely impacted by MTR cut aforesaid. However, ARPU ex-MTR impact would have fallen by only 1.6% YoY.

MOU (minutes of use) reached 120 minutes in 1Q15, down 14.0% when compared to 1Q14, mostly due to the surge of new technologies related to data and consequent usage pattern migration.

OPERATING COSTS AND EXPENSES

In first quarter of 2015, Total Opex reached R$3,207 million, a decrease of -5.3% YoY or R$178 million, mostly explained by a strong saving of network & interconnection costs (-15.1% YoY), which more than compensated higher personal expenses (+11.4% YoY) and higher handset costs (+1.8% YoY). Excluding handset costs in Q1, total operating expenses were down by 6.9% YoY.

Operating expenses breakdown in 1Q15 is presented as follows:

Personnel Expenses reached R$254 million, up 11.4% YoY in 1Q15. The variation is mainly driven by an increase in the total number of employees, reaching 12,785 people in the 1Q15, up by 4.6% or 560 people when compared to 1Q14. Network expansion and insource program, together with own stores expansion (to 175 in 1Q15 from 162 in 1Q14) were the main drivers for such increase. Also, the Company adjusted salaries near to inflation on top of others benefits adjustments.

Selling & Marketing expenses amounted to R$984 million in the quarter, stable versus last year, due to less expenditures on rents, shipping of customer’s bills and handset’s distribution cost. These effects helped to compensate higher expenditures on commissioning and advertising. On the other hand, prepaid disconnection policy aided TIM to keep a clean customer base, showing a downward trend for FISTEL taxes at -1% YoY to R$256 mln.

Network & Interconnection costs totaled R$1,014 million this quarter, a solid reduction of 15.1% over 1Q14. The performance of this line is still heavly driven by MTR cut, voice and SMS off-net traffic reduction, , and also 10% YoY drop of leased linecost, following the development of own infrastructure and TIM Fiber network utilization.

In the first quarter, General & Administrative expenses (G&A) amounted to R$143 million, a drop of 4.4% YoY. The result is driven mainly by the reduction in legal advisory services expenses related to the tower sale process and savings on maintainance costs.

Cost of Goods Sold reached R$657 million, up 1.8% when compared to 1Q14, due to a better device mix, concentrated in smartphones, following the strategy to equip the customer base, and offsetting a lower volume of handsets sold (-19.5% YoY).

Bad debt in the quarter came at R$57 million and as percentage of gross revenues, it reached 0.83% in 1Q15 (vs. 1.08% in 1Q14), a good performance considering a tougher macroeconomic scenario.

Other operating  expenses totaled R$98 million, a drop of 11% YoY mainly due to a reduction in fines paid during the quarter and lower contingencies.

Subscriber Acquisition Costs (where SAC = subsidy + commissioning + total advertising expenses) came at R$31 per gross adds in 1Q15, an increase of 4.6% YoY, as a result of higher commissioning expenses due to the mix of postpaid gross additions. SAC/ARPU ratio (indicating the payback per customer) remained at 2.1x in 1Q15, stable when compared to 1Q14.

FROM EBITDA TO NET INCOME

In 1Q15, EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) totaled R$1,340 million, 1.7% higher compared to R$1,317 million in 1Q14. Improving EBITDA performance has been supported, throughout the last quarters, by a better contribution margin4 (+1.7% YoY) as value added services continue to play a key role, along with a lower off-net traffic cost for voice and SMS and continuos savings on network cost.

EBITDA margin of 29.5% showed once again a significant improvement of 145bps, reaching historical levels for a first quarter. In the same period of last year, EBITDA margin stood at 28.0%. EBITDA margin on services (excluding handset revenues and costs) came at 35.3% in 1Q15, up by 209bps when compared to 33.2% in the same period of last year.

Excluding MTR cut impact, EBITDA would have reached R$1,434 million in 1Q15, representing a 8.9% yearly growth. It is also important to highlight that EBITDA exposure to the MTR effects have been constantly dropping, renewing once again its lowest level of 14%.

In 1Q15, Depreciation and Amortization totaled R$811 million, up 11.1% YoY when  compared to the same period of last year due to an increase in depreciation and amortization, following an acceleration of network and infrastructure investments.

EBIT (earnings before interest and taxes) totaled R$528 million in 1Q15, representing a decrease of 10.0% YoY while EBIT margin came at 11.6% (vs. 12.5% in 1Q14).

Net financial result came at -R$78 million,  an increase vs. -R$36 million in the same period of last year, mainly due to the “mark-to-market” (MTM) of our hedging portfolio that registered a variation of -R$23 million in 1Q15 compared to a positive R$30 million in 1Q14. In light of the mentioned effect, Financial Expenses reached R$247 million in the quarter (+38.9% YoY). This performance was partially compensated by higher Financial Revenues (R$167 million, +16.7% YoY), largely impacted by higher interest on cash position.

Income and Social Contribution taxes came at R$138 million, representing a decrease of -23.0% when compared to R$179 million in the same period of last year due to a reduction in the tax base for income tax and social contribution (earnings before tax decreased -18.3% YoY). Effective tax rate decreased to 30.6% in 1Q15 from 32.5% in 1Q14.

Net Income totaled R$313 million, a decrease of 16.0% YoY and EPS (Earnings per Share) reached R$0.13 in 1Q15 (vs. R$0.15 in 1Q14).

CAPEX

Capex reached R$924 million, a sound increase of 50.7% when compared to 1Q14, due to higher investments in network aiming to improve availability and quality of services. It’s worth highlighting that 93% of the total Capex in Q1 has been dedicated to infrastructure, largely related to 3G and 4G technologies.

DEBT, CASH AND FREE CASH FLOW

Gross Debt reached R$6,669 million in the end of march/15, including the first disbursement in 2Q14 of R$1,749 million by BNDES to help financing CAPEX 2014-15 and R$65.1 million related to the adjusted EAD payment of the 700 MHz auction that is under discussion (booked as debt since 4Q14).

Company's debt is concentrated in long-term contracts (82% of the total) composed mainly by financing from BNDES (Brazilian Economic and Social Development Bank) and EIB (European Investment Bank), as well as borrowings from other top local and international financial institutions.

Approximately 40% of total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. In 1Q15, average cost of debt was 10.88% compared to 9.32% in 1Q14. Nevertheless, the increase in cost of debt was more than offsetted by a higher cash yield.

Cash and Cash equivalents totaled R$3,550 million by the end of march/15, almost stable vs. R$3,619 in march/14. While the first disbursement from BNDES aforesaid helped increase cash, the R$1,678 million payment of the 700MHz frequency acquisition made in Dec/14 together with the R$1,025 million of FISTEL payment made in march/15 more than off set it. Average cash yield reached 12.24% in 1Q15 compared to 10.40% in 1Q14.

Considering the last 12 months EBITDA, Net Debt/EBITDA ratio reached 0.56x in 1Q15 compared to 0.25x in 1Q14. Total net debt increased from R$1,314 million in 1Q14 to R$3,119 million by the end of 1Q15.

Operating Free Cash Flow came at -R$1,577 million in 1Q15, almost flat compared to -R$1,571 million in 1Q14, adversely impacted by an increase of 50.7% on Capex that was compensated by a better performance in working capital compared to 1Q14.

Consequently, Net Cash Flow in Q1 totaled -R$1,845 million compared to -R$1,735 million in the same period of last year.

STOCK PERFORMANCE

TIM Participações's common stocks are traded on BM&FBOVESPA under the ticker TIMP3 and ADRs are traded on NYSE under the ticker TSU.

TIMP3 ended the first quarter of 2015 at R$10.64, down by 9.7% when compared to the end of  2014. Bovespa Index (Ibovespa) was up 2.3% over the end of 2014. The Company's ADRs closed 1Q15 at US$16.58, a decrease of 25.3% over US$22.21 in the end of 2014 (Brazilian reais depreciated by 17.1% in 1Q15 vs. 2014).

RELEVANT & SUBSEQUENT EVENTS

ANNUAL SHAREHOLDERS MEETING AND DIVIDENDS

On the Annual Shareholders’ Meeting held in April 14th, 2015, the shareholders approved the management’s proposal for the results allocation and, as a consequence, the distribution of dividends of R$367,274,364.97, which represents R$0.151751431 per share.

These dividends are schedule to be fully paid on June 16, 2015.

OWNERSHIP BREAKDOWN

ABOUT TIM PARTICIPAçõES S.A.

TIM Participações S.A. is a holding Company that provides telecommunication services all across Brazil through its subsidiaries, TIM Celular S.A. and Intelig Telecomunicações LTDA. TIM Participações is a subsidiary of TIM Brasil Serviços e Participações S.A., a Telecom Italia group Company. TIM launched its operations in Brazil in 1998 and consolidated its nationwide footprint in 2002, thus becoming the first wireless operator to be present in all of Brazilians states.

TIM provides mobile, fixed and long distance telephony as well as data transmission services, with the focus on quality of the services offered to clients. As of Mar’15, TIM has a nationwide reach of approximately 95% of the urban population, with presence in 3,439 cities. TIM also provides extensive data coverage services in the country, based on a Third Generation (3G) network serving 79% of the country’s urban population, in addition to a fast growing, state of the art Fourth Generation (4G) network. The Company has 474 network agreements available for international roaming of TIM clients in more than 200 countries across six continents.

  Consolidated company with a nationwide footprint since 2002
  Network: excellent coverage and quality in 2G, 3G and 4G
  Innovative offers: new concepts leveraging TIM community
  Brand: associated to innovation
  Sustainability: Confirmed in ISE index for 2015/2016
  Listed in “Novo Mercado” since August 2011

The TIM brand is strongly associated with innovation and quality. During its presence in the country, TIM has become the pioneer in a diversity of products and services, such as MMS and Blackberry in Brazil. Continuing this trend, TIM renewed the portfolio in 2009 to position itself as the operator that offer “Plans and Promotions that Revolutionize”. It launched two families of plans – ‘Infinity’ and ‘Liberty’. The new portfolio was based on an innovative concept, with a great deal of incentive to use (billing by call, billing by day, unlimited use) and constantly explores the concept of TIM community, reaching now 75.7 million lines in Brazil. This innovation continued with the introduction of pre-paid data plans, Liberty Controle plans and several Value Added Service offers in content and applications, such as TIMmusic, TIMprotect and TIM Controle Whatsapp.

In December 2009, the Company concluded the merger of 100% of Intelig, which provides fixed, long distance and data transmission services in Brazil. This merger supports the expansion of TIM´s infrastructure, a combination that allows to speed up the development of the 3G and 4G networks, to optimize the cost of renting facilities, and also to improve our competitive positioning in the telecom market.

In accordance with our commercial strategy of expansion of activities and strengthening of the Company’s infrastructure, its wholly-owned subsidiary TIM Celular acquired TIM Fiber RJ and SP, both merged into TIM Celular in 2012. Both Companies are providers of infrastructure and solutions to high performance communications, which serve the main municipalities of the metropolitan areas of the States of Rio de Janeiro and São Paulo, encompassing a potential market of approximately 8.5 million homes and more than 550 thousand companies in 21 cities, through an optical fiber network of 5.5 thousand kilometers, which today supports the fast expansion of our Ultra Mobile Broadband infrastructure in those two cities, in addition to the vast construction of our own fiber network in all of the key cities in Brazil as we expand our Mobile Broadband offers. In September 2014, TIM has also become one of the winners of 4G spectrum auction carried out by Anatel for the 700MHz frequency band, securing its future as a key player in mobile data in the country.

TIM Participações is a publicly-held Company, whose shares are listed on the São Paulo Stock Exchange (BM&FBOVESPA) and ADRs (American Depositary Receipts) are listed on the New York Stock Exchange (NYSE). TIM is also included in a selective group of companies of the Corporate Sustainability Index (ISE) and the only telecom Company in “Novo Mercado” segment of BM&FBOVESPA.

DISCLAIMER

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

ATTACHMENTS

Operational Indicators

(A free translation of the original in Portuguese)

TIM Participações S.A. and
TIM Participações S.A. and Subsidiaries

Notes to quarterly information
At March 31, 2015

(In thousands of Reais, unless otherwise indicated)

1.

Operations

TIM Participações S.A. (“TIM Participações” or “Company”) is a publicly-held corporation based in the city of Rio de Janeiro and is a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group and holds 66.58% of the capital of TIM Participações as at March 31, 2015, (66.58% in 2014). The Company’s and its subsidiaries (“Group”) main purpose is to control companies providing telecommunications services, including personal mobile telecom services in their licensed areas. The services provided by TIM Participações’ subsidiaries are regulated by the Agência Nacional de Telecomunicações (“Anatel”).

The Company’s shares are traded on the BM&F/Bovespa. Additionally, TIM Participações trades its Level II American Depositary Receipts (ADRs) on the New York Stock Exchange. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) and the U.S. Securities and Exchange Commission (“SEC”). In accordance with best market practices, TIM Participações adopts the practice of simultaneously releasing its financial information in Real in both markets, in Portuguese and English.

Direct subsidiaries

(a)

TIM Celular S.A. (“TIM Celular”)

The Company holds 100% of TIM Celular´s shares. This subsidiary provides Landline Telephone Services (“STFC”) - Domestic Long Distance and International Long Distance voice services; Personal Mobile Service (“SMP”); and Multimedia Communication Service (“SCM”) in all Brazilian states and in the Federal District.

(b)

Intelig Telecomunicações Ltda. (“Intelig”)

The Company also holds 100% of Intelig’s shares. This company provides STFC – Local voices services and SCM services in all Brazilian states and in the Federal District (DF).

2.

Licenses for the use of radio frequencies

In order to provide SMP services, the subsidiary TIM Celular obtained radio frequency authorizations for a fixed period and renewable for a further fifteen (15) years. The extension of the right of use includes the payment of an amount equal to two percent (2%) of the net revenues recorded in the regions covered by the Authorization that ends each biannual period. As at March 31, 2015, TIM Celular had accounts past due and contested, administratively and judicially, related to the renewal of Authorizations in the amount of R$136,652 (December 31, 2014 – R$124,394).

On March 31, 2014, Anatel granted to the subsidiary TIM Celular the right to use sub-bands of radio frequency from 912.5 MHz to 915 MHz and from 957.5 MHz to 960 MHz, for 18 (eighteen) months, on a secondary basis, restricted to the Provision Area corresponding to AR11 (Greater São Paulo), that is valid until September 2015, the extension of which, for an equal period, will be requested in the second quarter of 2015.

At December 5, 2014, the subsidiary TIM Celular signed the Instrument of Authorization regarding the 700 MHz band (extract published in the Federal Official Gazette on December 8, 2014). The subsidiary paid the amount equivalent to R$1,678 million, recording the remaining balance of R$61 million as a liability, as provided for in the call notice, and assumed an additional commitment for cleaning the 700 MHz frequency band through a payment of R$1,199 million (see Note 18.e).

With no bids for some lots in the Call Notice for the 700 MHZ band, TIM, along with other bidders, will have to bear part of the costs of constituting the EAD for these lots, and will be entitled to a discount on the final amount to be paid. However, the methodology used by the Agency to calculate this amount was not included in the Call Notice, and so TIM filed an administrative appeal, which was heard and denied in December 2014 (as were the appeals of the other Winning Bidders). On March 31, 2015, TIM filed a lawsuit questioning a charge of R$61 million, considered a surplus.

On March 4, 2015, under Decision No. 66/2015-CD, Anatel: (i) accepted the request for withdrawal of the application to extend the period of radio frequency use for lot 208 (AR 92) of Authorization Instrument No. 523/2012 (P-Band); (ii) granted the application to extend the authorization for radio frequency use for lot 222 (AR 31) of Authorization Instrument No. 523/2012 (P-Band) and (iii) granted the application for extension of the period of authorization for radio frequency use in Bands D and E ..

At March 31, 2015, the Company and its subsidiaries have the following commitments with ANATEL:

	Consolidated
	03/2015	12/2014

700 Mhz frequency band cleaning, net of adjustments to present value	1,191,569	1,164,666
Anatel Debt updated	65,085	61,860
Guarantee insurance on authorizations	12,731	20,013
Authorizations renewal	136,652	124,394
Authorizations payable	-	1,248
	1,406,037	1,372,181

Current portion	(435,083)	(493,169)
Non current portion	970,954	879,012

The Authorizations held by TIM Celular as at March 31, 2015, as well as their maturity dates, are detailed below:

Maturity Date

Concession areas	450 MHz	800MHz, 900 MHz and 1,800 MHz	Additional frequencies 1,800 MHz	1,900 MHz and 2,100 MHz (3G)	2,500 MHz Band V1 (4G)	2,500 MHz Band P** (4G)	700 MHz (4G)

Amapá, Roraima, Pará, Amazonas and Maranhão	-	Mar. 2016***	Apr. 2023	Apr. 2023	Oct. 2027	PA - Feb. 2024*	December 2029
Rio de Janeiro and Espírito Santo	Oct. 2027	Mar. 2016***	ES - Apr. 2023	Apr. 2023	Oct. 2027	RJ - Feb. 2024*	December 2029

Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except for the municipality of Pelotas and region) and municipalities of Londrina and Tamarana in Paraná

	PR - Oct. 2027	Mar. 2016***	Apr. 2023	Apr. 2023	Oct. 2027	DF - Feb. 2024*	December 2029
São Paulo		Mar. 2016***	Countryside - Apr. 2023	Apr. 2023	Oct. 2027	-	December 2029
Paraná (except for the municipalities of Londrina and Tamarana)	Oct. 2027	Sept. 2022*	Apr. 2023	Apr. 2023	Oct. 2027	Feb. 2024*	December 2029
Santa Catarina	Oct. 2027	Sept. 2023*	Apr. 2023	Apr. 2023	Oct. 2027	-	December 2029
Municipality and region of Pelotas in Rio Grande do Sul	-	Apr. 2024*	-	Apr. 2023	Oct. 2027	-	December 2029
Pernambuco	-	May, 2024*	-	Apr. 2023	Oct. 2027	-	December 2029
Ceará	-	Nov. 2023*	-	Apr. 2023	Oct. 2027	-	December 2029
Paraíba	-	Dec. 2023*	-	Apr. 2023	Oct. 2027	-	December 2029
Rio Grande do Norte	-	Dec. 2023*	-	Apr. 2023	Oct. 2027	-	December 2029
Alagoas	-	Dec. 2023*	-	Apr. 2023	Oct. 2027	-	December 2029
Piauí	-	Mar. 2024*	-	Apr. 2023	Oct. 2027	-	December 2029
Minas Gerais (except municipalities of the PGO sector 3 for 3G radio frequencies and others)	-	Apr. 2028	Apr. 2023	Apr. 2023	Oct. 2027	Feb. 2015***	December 2029
Bahia and Sergipe	-	Aug. 2027*	-	Apr. 2023	Oct. 2027	-	December 2029

*Agreements already renewed for 15 years; therefore, TIM is not entitled to a new renewal period.

** Only complementary areas in the relevant States.

*** Under renewal process, pending the execution of the Extension Instrument

3.

Basis for preparation and disclosure of the quarterly information

The significant accounting policies applied to the preparation of the quarterly information are described below. These policies were consistently applied in the periods presented, unless otherwise indicated.

a.

General preparation and disclosure criteria

The quarterly information was prepared taking into account the historical cost as the base value for financial assets and liabilities (including derivative instruments) evaluated at fair value.

The consolidated quarterly information was prepared according to CPC 21/IAS34 – “Interim Financial Statements”. Without disagreement as to the application of CPC21/IAS34, the Company adopts accounting practices based on the Brazilian Corporate Law and Specific Rules issued by CVM and Anatel.

The individual quarterly information of the holding company was prepared according to CPC21, submitted along with consolidated quarterly information, investments in subsidiaries are accounted by the equity method. Identical adjustments are made in individual quarterly information and consolidated quarterly information to reach the same result and shareholders’ equity attributable to the shareholders of parent company TIM Brasil. As the Brazilian accounting practices applicable to the individual financial statements, since 2014, do not differ from the IFRS applicable to the separate financial statements, as now IFRS permits the application of the equity method in subsidiaries on separate financial statements, they are also in accordance with IFRSs, issued by IASB .. These individual financial statements are presented along with the consolidated quarterly information.

Assets and liabilities are reported according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next twelve months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income tax and social contribution balances, both assets and liabilities, which must always be recorded as non-current, in accordance with the provisions of pronouncement IAS 1 (CPC 26).

The preparation of the quarterly information requires the use of certain critical accounting estimates and the exercise of judgment by the Company’s Management in the process of applying the Group’s accounting policies. Those areas requiring a greater level of judgment and with greater complexity, as well as the areas in which assumptions and estimates are material for the consolidated and individual quarterly information, are described in Note 5.

The presentation of Statement of Value Added (Demonstração do Valor Adicionado – “DVA”), individual and consolidated, is required by the Brazilian Corporate Law and accounting practices adopted in Brazil applicable to the publicly held companies. The IFRS do not require the presentation of this statement. As a consequence, regarding IFRS, this statement is presented as supplementary information, without affecting the understanding of quarterly information as a whole.

Individual and consolidated quarterly information should be read together with financial statements for the year ended December 31, 2014.

b.

Approval of the quarterly information

These quarterly information was approved by the Board of Directors of the Company on May 5, 2015.

4.

Summary of significant accounting practices

The following accounting practices are adopted in preparing the parent company’s quarterly information and the consolidated quarterly information.

a.

Functional currency and presentation currency

The presentation currency for the quarterly information is the Brazilian Real (R$), which is also the functional currency for all the companies consolidated in this quarterly information.

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Except for assets and liabilities recorded at fair value, monetary items denominated in foreign currency are converted into Real at the exchange rate on the date of the balance sheet as informed by the Central Bank of Brazil. Exchange gains and losses linked to these items are recorded in the statement of income.

b.

Consolidation procedures

Subsidiaries are entities (including structured entities) in which the Group holds control. The Group controls an entity when it is liable or has rights to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. Consolidation is discontinued from the date the Group loses control over that entity.

The following companies are consolidated in the quarterly information:

		Interest
Corporate Name	Status	03/2015	12/2014
TIM Celular S.A.	Direct subsidiary	100%	100%
Intelig Telecomunicações Ltda.	Direct subsidiary	100%	100%

We use acquisition method to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of assets offered, equity instruments (e.g. shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value at the acquisition date, irrespective of the proportion of any minority interest. The excess of the acquisition cost over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income as revenue.

Transactions between Group companies, as well as balances and unrealized gains and losses in these transactions, are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The date of the financial statements used in the consolidation is the same for all Group companies.

c.

Segment information

Operating segments are the entity’s components that develop business activities from which revenues can be obtained and expenses incurred. Their operating results are regularly reviewed by the entity’s chief operating decision maker, in order to make decisions on the allocation of resources and to assess the performance of each segment. For a segment to exist, it must have separate financial information available.

The Company’s chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

The Group’s strategy is to maximize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each group company, in addition to taking advantage of the synergies generated among them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular service line. All decisions on strategic, financial, purchasing, investment and allocation of resources planning are made on a consolidated basis .. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

d.

Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other short-term highly liquid investments, with an insignificant risk of change in value. Withdrawals can be done at any time without risk of losing the income earned and these amounts are used to pay short term obligations of the Company.

e.

Financial assets and liabilities

e ..1

Financial assets

e ..1.1

Classification

The Group classifies its financial assets in the following categories: (1) valued at fair value through profit or loss and (2) borrowings and receivables, on all dates shown in this quarterly information. Management determines the classification of its financial assets at initial recognition.

(a)

Financial assets valued at fair value through profit or loss

A financial asset is classified in this category if it was acquired primarily for sale in the short term. For this reason these assets are usually classified under current assets. However, when these assets are given in guarantee or other restrictions exist on their short-term use, they may be classified as non-current assets.

The derivatives held by the Company have also been classified in this category, given their nature. The Company does not have speculative derivatives and does not apply hedge accounting.

(b)

Borrowings and receivables

These are non-derivative financial assets with fixed or determinable payments, and are not quoted in an active market. In the quarterly information they are classified as trade “trade accounts receivable”, “cash and cash equivalents”, “leasing” and “other assets”.

e.1.2

Recognition and measurement

The regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. The transaction costs incurred in acquiring investments valued at fair value through profit or loss are charged to the income statement as expenses on the transaction date. After initial recognition, changes in the fair value are booked in income for the year as finance income and expenses. Such assets are written off when the rights to receive cash flows from the asset have expired or when the Company has transferred substantially all risks and benefits of ownership them. Loans and receivables are recorded at amortized cost, using the effective interest rate method.

The fair values of investments with publicly quoted prices are based on their purchase price at each disclosure date. If the market for a financial asset is not active, the Company establishes fair value by using valuation techniques. These techniques include the analysis of recent transactions with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flow models and option pricing models which make maximum use of information generated by the market and minimum use of possible information generated by Management.

e.1.3

Offsetting financial instruments

Financial assets and liabilities are reported at their net amount when there is a legal right and an intention to offset them on a net basis, or to realize the asset and liquidate the liability simultaneously.

e.1.4

Impairment of financial assets

At the end of each reporting period the Company evaluates whether there is objective evidence of the impairment of financial assets. An asset or group of financial assets is impaired and losses are recognized only if there is objective evidence of impairment. Such evidence would be the result of one or more events occurring after the initial recognition of the assets, and that loss event (or events) would have an impact on the estimated future cash flows of the financial asset (or group of financial assets) which can be reliably estimated.

The criteria which the Company uses to determine whether there is objective evidence of impairment include verification as to real situations involving:

•

material financial difficulties of the issuer or borrower;

•

a breach of contract, such as default or late payment of interest or principal;

•

the Company, for economic or legal reasons relating to the financial difficulty of the borrower, provides a concession to the latter that a lender would not normally consider;

•

it is likely that the borrower will declare bankruptcy or other financial reorganization that generates losses for lenders;

•

the disappearance of an active market for that financial asset because of financial difficulties; or

•

observable data indicating that there has been a measurable reduction in the estimated future cash flows of a portfolio of financial assets, although the decrease cannot yet be identified through individual analysis financial assets in the portfolio. These data include:

(i)

adverse changes in the payment status of borrowers in the portfolio; and

(ii)

national or local economic conditions that correlate with defaults on assets in the portfolio.

The amount of the impairment loss is measured as the difference between the book value of the assets and the present value of the estimated future cash flows discounted by the original interest rate to the financial assets in force. Where impairment losses are identified, they are recognized directly in the profit or loss for the year. If, in a subsequent period, the value of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment being recognized (such as, for example, an improvement in the borrower’s credit worthiness), the reversal of the impairment loss is also recognized in the statement of income for the year.

e.2

Financial liabilities

The main financial liabilities recognized by the Company and its subsidiaries are: supplier accounts payable, unrealized losses on derivative transactions and borrowings and financing. They are classified into the categories below according to their nature:

Financial liabilities valued at fair value through profit or loss: At each balance sheet date, these liabilities are measured at fair value. Interest, monetary restatement, exchange rate variations and variations arising from measurement at fair value, if any, are recognized in profit or loss as incurred, as  finance income or expenses. On the disclosure date of this quarterly information, this category is composed basically of derivative financial instruments.

Financial liabilities measured at amortized cost: are basically non-derivative financial liabilities that are not usually traded before maturity. At the initial recognition, such liabilities are recorded at their fair value. After initial recognition, they are measured using the effective interest rate method. Under this method, transaction costs impact the liability initial amount, affecting the determination of the effective interest rate .. This rate is the one that discounts exactly all the cash flows from the financial instrument. The alocation of finance costs, according to the effective interest rate method, is recognized in the income statement under finance costs. On disclosure date of this quarterly information, this category includes mainly borrowings and financing and Company´s suppliers accounts payable.

f.

Trade accounts receivable

Trade accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed until the balance sheet date. Accounts receivable from clients are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method less the allowance for doubtful accounts (“impairment”) ..

The allowance for doubtful accounts is disclosed as a reduction at accounts receivable and is recorded based on the profile of the subscriber portfolio, the overdue aging of accounts receivable, the economic situation, the risks involved in each case, and the collection curve, at an amount that covers any losses from the realization of such credits.

g.

Inventories

Inventories are stated at average acquisition cost. A provision is recognized to adjust the cost of handsets and accessories to net realizable value (selling price) when this amount is less than the average acquisition cost.

h.

Indirect and direct taxes and contributions recoverable

These are stated at historical cost and, if applicable, adjusted according to the legislation in force.

i.

Prepaid expenses

These are initially stated at actual amounts disbursed and are allocated to income according to the accrual method as they are incurred.

j.

Judicial deposits

These are stated at historical cost and adjusted according to the legislation in force.

k.

Investments

Equity interests in subsidiaries are valued using the equity method only in the individual quarterly information.

l.

Property, plant and equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and the provision for impairment (the latter, only if applicable). Depreciation is calculated on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values (Note 17). The Company recognizes its assets by individual component.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the useful life of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified as finance costs. The accounting for this obligation is made according to ICPC12 (IFRIC 1), approved by CVM Deliberation.

Gains and losses from disposals are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in “other operating expenses (revenues), net” in the statement of income.

On January 1st, 2009, Intelig on its first adoption of IFRS / CPCs, used deemed cost to measure its property, plant and equipment assets, according to ICPC 10, approved by CVM Deliberation. After initial measurement, its property, plant and equipment is stated at  acquisition and / or construction historical cost. Both (attributed cost and historical cost) are decreased by the accumulated depreciation and from the impairment losses (this one, if applicable).

As the Group does not build assets requiring long periods of time for their completion, the Company does not capitalize interest on borrowings and financing.

m.

Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable), and comprise: (i) the purchase of licenses and rights to use radio frequency bands and (ii) software in use and/or development. Intangibles also include (i) the purchase of the right to use the infrastructure of other companies, (ii) customer lists, and (iii) goodwill on business combinations.

Amortization charges are calculated on the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly (note 18).

Goodwill

Goodwill is the positive difference between the amount paid and/or payable for an entity acquired and its net assets fair value on acquisition date. These net assets are the difference between the net fair value of assets and liabilities of the acquired entity. If the purchaser identifies a negative difference between the amount paid and/or payable for the entity acquired and its net assets (“bargain purchase”), this amount should be recorded as a gain in the statement of income for the period on acquisition date.

The goodwill is not amortized but must be tested annually to identify probable impairment in its value. The carrying amount of the goodwill is its cost amount  less these losses (if any).

For the purposes of impairment test, the goodwill is allocated to Cash Generating Units (CGUs). The allocation is made to the CGUs or groups of CGUs that benefit from the business combination from which the goodwill arose.

Gains and losses arising from the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Software

The costs associated with maintaining software are recognized as expenses as incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products, controlled by the Group, are recognized as intangible assets when the following criteria are met:

•

it is technically feasible to complete the software to make it available for use;

•

Management plans to complete the software and use it or sell it;

•

the software will generate probable future economic benefits that can be demonstrated;

•

technical, financial and other resources are available to conclude development and use or sell the software; and

•

the expenditure attributable to the software during its development can be measured reliably.

Directly attributable costs, which are capitalized as part of the software product, include costs with employees directly allocated to its development.

Other development expenditures that do not meet these criteria are recognized as expense as incurred.

Any financial charges on funds generically raised (that is, without a specific destination) and used for obtaining qualified assets, which are assets that necessarily require a significant time to be ready for use, are capitalized as a portion of the cost of the asset when it is likely to bring future economic benefits for the entity and such costs can be accurately measured. These costs are amortized throughout the estimated useful life of assets.

n.

Impairment of non-financial assets

Goodwill is tested for impairment annually. For other assets, impairment analysis is made whenever events or changes in circumstances indicate that the carrying value of the asset may exceed its recoverable value. The latter is the higher between the fair value of an asset less costs to sell and the value in use. For purposes of impairment test, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash Generating Units - CGUs). The discount of expected cash flows is made by taking into account the time value of money and the specific risks related to the asset being analyzed.

The impairment provisions (or part of them) on these assets, except goodwill, may be reversed in case the reasons (or part of them) that gave rise to the provisions no longer exist on the quarterly information reporting date.

o.

Provisions

Provisions are recognized in the balance sheet when the Company has a legal obligation or an obligation resulting from a past event, and it is probable that an outflow of funds will be required to settle it, and due date and/or estimated amount of which are undetermined, but capable of being estimated on a reliable basis.

p.

Suppliers accounts payable

Suppliers accounts payable are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity term of these obligations, in practical terms, they are usually recognized at invoice value.

q.

Employee benefits

Profit sharing

The Company and its subsidiaries record a provision on a monthly basis for the estimated amount of employee profit sharing, with a counter-entry to income. The provision calculation takes into account the targets disclosed to its employees and approved by the Board of Directors. Such amounts are recorded as personnel expenses and allocated to the statement of income in accordance with the employee’s cost center.

Pension plans and other post-employment benefits

The Company and its subsidiaries have in place defined contribution and defined benefit plans. In general, defined benefit plans establish a specific retirement benefit amount that an employee will receive upon retirement, usually dependent on one or more factors such as age, length of service and remuneration.

The liability recognized in the balance sheet with respect to defined benefit pension plans is the present value of the defined benefit liability at the balance sheet date, less the fair value of plan assets, with adjustments for unrecognized past service costs. The defined benefit obligation is calculated annually by independent actuaries, using the projected unit credit method. The present value of defined benefit obligations is determined by discounting estimated future cash outflows, using interest rates consistent with market yields, which are denominated in the currency in which benefits will be paid and which have maturities close to those of the respective pension plan liability.

Past service costs are recognized immediately as expenses. Actuarial gains and losses arising from adjustments based on past experience and changes in the actuarial assumptions are recorded in the shareholders’ equity, as other comprehensive income, as incurred.

Regarding defined contribution plans, the Company makes contributions to public and private pension insurance plans obligatorily, contractually or voluntarily. The defined contribution plans carry no additional obligation for the Company over and above the monthly contributions mentioned, for as long as the employee is a member of the staff of the Company or its subsidiaries. If the employee leaves the Company and its subsidiaries within the vesting period, the amounts to which the employee is no longer entitled, and which may represent a reduction in the future contributions by the Company and its subsidiaries to active employees, are recorded as assets.

Stock options

The Company operates share-based compensation plans, which are settled with shares, for which the entity receives the services of certain employees in consideration for equity instruments (options) granted. The Company calculates and records the effects of the stock options in accordance with CPC 10 (R1) (IFRS 2), approved by CVM Deliberation. The fair value of employee services is recognized as an expense with a counter-entry to capital reserve, and is determined by reference to the fair value of the options granted.

Social contributions payable in connection with the granting of share options are deemed an integral part of the grant itself and the payment is treated as a transaction settled in cash.

r.

Income tax and social contribution

Includes current and deferred income tax and social contribution which are taken to income. Amount related to income tax and social contribution were recognized on statement of comprehensive income. Income and social contribution tax credit and debit balances are stated at their net amount only when there is both a right and the intention to offset them upon settlement ..

Current balances

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date. Management periodically reviews the positions taken by the Company in its income tax returns with respect to tax regulations subject to interpretation.

Brazilian tax legislation allows companies to opt for quarterly or monthly payments of income tax and social contribution. The Company and its subsidiaries opted to pay income tax and social contribution quarterly.

Deferred balances

Deferred income and social contribution taxes are recognized on (1) accumulated income tax and social contribution losses carryforward and on (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the quarterly information. Deferred income tax is determined using enacted tax rates (and tax laws), or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify deferred tax credit and debit balances.

Deferred income and social contribution tax credits are recognized only in the event of a profitable track record and/or when the annual forecast prepared by the Company, examined by the Fiscal Council and approved by Management, indicates the likelihood of future offset of those tax credits.

Deferred income and social contribution tax credits and debits are shown in the balance sheet at the net amount, when there is both a legal right and the intention to offset them exist at the time when current taxes are ascertained, usually in relation to the same legal entity and the same tax authority. Thus deferred tax credits and debits in different entities are in general shown separately, not at their net amount.

s.

Provision for legal and administrative proceedings

This is set up at an amount deemed sufficient to cover losses and risks considered probable, based on analysis by the Company’s internal and external legal consultants and by Management. Situations where losses are considered possible are subject to disclosure considering their historical values and those where losses are considered remote are not disclosed.

t.

Leases

Leases where a significant portion of the risks and benefits is retained by the lessor are classified as operating leases and their effects are recognized in the statement of income for the year over the lease period.

Leases in which the Company, as lessee, substantially holds the risks and benefits of ownership are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interest related to the lease is taken to income over the contractual term.

Leases in which the Company, as lessor substantially transfer the risks and benefits of ownership to the other part (lessee) are classified as financial leases. These leases values are transferred from intangible asset of the Company and is recognized an receivable lease at the lower of the fair value of the leased item and the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income over the contractual term.

u.

Shareholders’ equity

The principal items which affect the Company’s shareholders’ equity are subject to the following accounting practices:

Pain-in capital

It is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

When a company within the Group purchases the Company’s shares, aiming to hold them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company’s shareholders’ equity until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders’ equity.

Reserves

These are constituted and utilized according to the Corporate Law and the Company’s By-laws.

Distribution of dividends

The distribution of minimum compulsory dividends, calculated pursuant to the By-laws, is recognized as a liability at the end of each fiscal year. Any other amount to be distributed as interim dividends or payment of dividends exceeding the minimum compulsory amount is provided for only on the date when the additional distribution is approved by the shareholders in a General Meeting ..

v.

Revenue recognition

As a rule, revenues are only recognized to the extent that it is probable that the economic benefits from the transactions will flow to the Company and that their values can be measured reliably.

Revenues from services rendered

The principal service revenues derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenues are recognized as the services are used, net of sales taxes and discounts granted on services. These revenues are recognized only when the amount of services rendered can be estimated reliably.

The revenues are recognized monthly via invoicing, and billable revenues between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled revenues from the previous month are reversed out and unbilled provisions are calculated at each month end.

Interconnection traffic and roaming revenues are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers in the prepaid service system are recorded as deferred revenues and allocated to income when these services are actually used by customers.

Revenues from product sales

Revenues from product sales (telephones, mini-modems, tablets and other equipment) are recognized when the significant risks and benefits of the ownership of such products are transferred to the buyer.

w.

New standards, changes and interpretations of standards not yet in force

The following new standards were issued by the IASB, but they are not in force for the year 2015. The early adoption of these standards, although encouraged by IASB, was not allowed in Brazil by CVM, based on CPC pronouncements.

IFRS 9

“Financial Instruments” deals with the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces the parts of IAS 39 relating to the classification and measurement of financial instruments. IFRS 9 requires the classification of financial assets in two categories: those measured at fair value and those measured at amortized cost. The determination is made at the initial recognition. The classification basis depends on the entity’s business model and on the contractual characteristics of the financial instruments’ cash flow. Regarding financial liabilities, the standard maintains the majority of the requirements set forth in IAS 39. The main change is that, in cases where the fair value option is adopted for financial liabilities, the portion of the change in fair value which is due to the entity’s own credit risk is recorded in other comprehensive income, not in the income statement, except when this would result in an accounting mismatch. The Group is assessing the overall impact of IFRS 9, which comes into force on January 1st, 2018 ..

IFRS 15

This new standard determines the concepts that an entity has to apply in revenue mensuration and when it must be recognized. It will come into effect on Januay 1st, 2017 and replaces IAS 11 – “Construction Contracts”, IAS 18 – “Revenues” and related interpretations. The Management is assessing the impacts of its adoption.

At 28 April, 2015, IASB voted the the release of an Exposure Draft that proposes to postpone the new standard to come into effect on January 1st, 2018.

There are no other IFRS standards or IFRIC interpretations not yet in force that could have a significant impact to the Group.

Critical judgment in the application of accounting policies

Accounting estimates and judgments are continuously reassessed. They are based on our historical experience and other factors such as expectations of future events considering the circumstances presented as at the base date of the quarterly information.

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions that presents significant risk to cause relevant adjustments in the book values of assets and liabilities for the next fiscal year, are shown below:

(a)

Loss on impairment of non-financial assets

Losses from impairment take place when the book value of assets or cash generation units exceeds their recoverable value, which is considered as the fair value less costs to sell, or the value in use, whichever is greater. The calculation of the fair value less costs to sell is based on the information available from sale transactions involving similar assets or market prices, less the additional costs incurred to dispose of those assets. The value in use is based on the discounted cash flow model. Cash flows derive from the Company’s business plan for a period equivalent to the useful life of the asset being analyzed. Any reorganization activities to which the Company has not committed itself on the date on which the quarterly information is reported or any material future investments aimed at improving the asset base of the cash generation unit being tested is excluded for the purposes of the impairment test.

The recoverable value is sensitive to the discount rates used in the discounted cash flow method, as well as to the expected future cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these assumptions.

At December 31, 2014 and 2013, the main non-financial assets for which this assessment was made are property, plant and equipment; intangible assets; and the goodwill in the Company and its subsidiaries (see Notes 17 and 18).

As at quarter ended March 31, 2015, there were no changes in estimates and premises presenting a significant risk, with the probability of causing a relevant adjustment in the accounting values of property, plant and equipment and intangible assets during this period.

(b)

 Asset retirement obligation (see Note 27)

The estimated costs of dismantling towers and equipment on rented property are capitalized and depreciated over the useful life of these assets. The Company recognizes through estimates the present value of these costs and their depreciation period. These estimates involve projected dismantling costs, the average duration of the lease agreements and the discount rate to determine their present value. This estimate is sensible to a variety of economic conditions that may not be confirmed when the assets are actually dismantled.

(c)

Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with prudent interpretations of the legislation currently in force. This process normally includes complex estimates in order to define the taxable income and deductible or taxable temporary differences. In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The recoverability of the deferred income tax on tax losses and temporary differences takes into account estimates of future taxable income and is based on conservative tax assumptions (see Note 12).

(d)

Allowance for doubtful accounts

The allowance for doubtful accounts is shown as a reduction from trade accounts receivable and is recorded based on the customer portfolio profile, the aging of past due accounts, the economic scenario, collection curve and the risks involved in each case, in an amount considered sufficient to reflect cover any possible losses on receivables (see Note 8).

(e)

Provision for legal and administrative proceedings

Legal and administrative proceedings are analyzed by the Company’s management and internal and external legal advisors. The Company’s reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions and their relevance in the legal order. Such reviews involve management’s judgment (see Note 26).

(f)

Fair value of derivatives and other financial instruments (see Note 42)

Financial instruments presented at fair value in the balance sheet are measured using evaluation techniques that considers observable data or observable data derived from the market.

(g)

Unbilled revenues

Considering that some billing cut-off dates occur at intermediate dates within the months, at the end of each month there are revenues already incurred by the Company but not effectively billed to the customers. These unbilled revenues are recorded based on estimates which take into account historical data of usage, number of days since the last billing date, among other factors.

Cash and cash equivalents

	Parent company		Consolidated

	03/2015	12/2014	03/2015	12/2014

Cash and banks	(403)	(164)	54,689	134,719
Financial investments:
CDB/Repurchases	42,665	43,619	3,495,499	5,098,273
	42,262	43,455	3,550,188	5,232,992

Bank Deposit Certificates (“CDB”) and Repurchases are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without any significant loss of value and are used to repay short-term obligations of the Company.

The calculation of the annual average return of the Company’s investments, including those not classified as cash and cash equivalents, is 101.09% of the Interbank Deposit Certificate - CDI rate.

Financial assets valued at fair value through profit or loss

	Parent company		Consolidated

	03/2015	12/2014	03/2015	12/2014

CDB/Repurchases	99	98	40,911	41,149

Non-current portion	99	98	40,911	41,149

The total investments classified as non-current are restricted for use by virtue of legal actions.

Trade accounts receivable

	Consolidated

	03/2015	12/2014

Billed services	973,737	1,021,573
Unbilled services	637,280	642,950
Network use	407,007	492,748
Sale of goods	1,555,147	1,780, 685
Other accounts receivable	3,479	2,924
	3,576,650	3,940,880

Allowance for doubtful accounts	(325,022)	(373,577)
	3,251,628	3,567,303

Current portion	(3,223,756)	(3,537,417)
Non-current portion	27,872	29,886

The fair value of accounts receivable equals the book value recorded at March 31, 2015 and December 31, 2014. The accounts receivable guarantees the total amount of BNDES borrowings (see Note 21).

Variation in the allowance of doubtful accounts is as follows:

	Consolidated

	03/2015	12/2014
	(3 months)	(12 months)
Opening balance	373,577	353,925

Provision recorded	56,541	248,576
Provision written-off	(105,096)	(228,924)
Closing balance	325,022	373,577

The aging of the accounts receivable is as follows:

	Consolidated
	03/2015	12/2014

Falling due	2,605,141	2,887,221
Past due for up to 30 days	181,160	161,726
Past due for up to 60 days	66,483	59,178
Past due for up to 90 days	341,974	385,012
Past due for more than 90 days	381,892	447,743
	3,576,650	3,940,880

Inventories

	Consolidated

	03/2015	12/2014

Handsets and tablets	355,631	237,164
Accessories and pre-paid cards	19,199	22,868
TIM chips	28,472	20,943
	403,302	280,975

Provision for adjustment to realizable amount	(17,615)	(16,942)
	385,687	264,033

The change in provision for adjustment to the realizable amount was as follows:

	Consolidated

	03/2015	12/2014
	(3 months)	(12 months)
Opening balance	16,942	15,540

Provision recorded	777	2,059
Provision written-off	(104)	(657)

Closing balance	17,615	16,942

Indirect taxes and contributions recoverable

	Consolidated

	03/2015	12/2014

ICMS	1,899,461	1,850,569
Others	9,178	9,064
	1,908,639	1,859,633

Current portion	(1,320,330)	(1,285,143)
Non-current portion	588,309	574,490

ICMS amounts recoverable basically refer to credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided into 48 installments through the CIAP Book - “Control of ICMS Credits on Permanent Assets”), as well as to ICMS tax substitution amounts from goods acquired for resale, mainly mobile handsets, SIM Cards, tablets, and modems sold by the companies.

Direct taxes and contributions recoverable

	Parent company		Consolidated

	03/2015	12/2014	03/2015	12/2014

Income tax and social contribution	(50)	-	23,614	28,385
PIS/Cofins	20,185	20,185	317,694	309,186
Others	754	463	90,001	43,257
	20,889	20,648	431,309	380,828

Current portion	(20,889)	(20,648)	(407,652)	(357,482)
Non-current portion	-	-	23,657	23,346

The PIS/COFINS amounts recoverable refer (i) to credits arising from a judgment made final and unappealable involving the unconstitutionality of the expansion of the calculation base for these contributions pursuant to Law  9718, as well as (ii) to credits regarding the purchase of inventories of goods for resale, basically handsets, tablets and modems.

Deferred income tax and social contribution

Deferred income tax and social contribution are calculated using the prevailing rates for each tax. As at March 31, 2015 and December 31, 2014, the prevailing rates were 25% for income tax and 9% for social contribution. They also take into account the tax incentives shown in Note 37.

The amounts recorded are as follows:

	Parent company		Consolidated

	03/2015	12/2014	03/2015	12/2014

Deferred taxes – Liabilities

Deemed cost - Intelig	-	-	(128,669)	(129,206)
Amortized goodwill – TIM Fibers	-	-	(217,004)	(201,125)
Derivative financial instruments	-	-	(198,549)	(150,842)
Capitalized interest - 4G			(19,264)	-
	-	-	(563,486)	(481,173)

Deferred taxes – Assets

Tax losses	22,309	21,738	1,166,525	1,184,366
Social contribution losses	8,096	7,890	433,672	440,095
Temporary differences
Allowance for doubtful accounts	-	-	113,996	130,288
Provision for legal and administrative proceedings	1,352	1,225	145,387	138,151
Adjustment to present value - 3G license	-	-	16,406	16,892
Deferred tax on CPC adjustments
Depreciation related to asset retirement obligations	-	-	25,761	25,280
Monetary restatements related to asset retirement obligations	-	-	14,762	14,107
Capitalized interests	-	-	886	1,020
Authorization charges	-	-	1,547	1,934
Acquisition of stocks from minority shareholders	53,569	53,569	53,569	53,569
Business combination - Intelig acquisition	-	-	71,405	71,405
Lease of LT Amazonas Infrastructure	-	-	9,642	8,381
Effect of merger of TIM Fibers	-	-	897	940
Profit sharing	628	495	36,547	26,047
Taxes with suspended enforceability	-	-	12,872	12,872
Capitalization interests - 4G	-	-	-	(4,310)
Others	-	-	(1,586)	(3,764)
	85,954	84,917	2,102,288	2,117,273
Provision for devaluation of tax assets (Intelig and TIM Participações)	(85,954)	(84,917)	(1,231,311)	(1,228,209)
	-	-	870,977	889,064

TIM Celular

TIM Celular has set up deferred income tax and social contribution assets on its total tax losses, social contribution losses and temporary differences, based on projected future taxable earnings.

Based on these projections, the subsidiary expects to recover the credits as follows:

Tax and social contribution losses
2015	288,257
2016	174,989
2017	94,388
2018	-
2019 onwards	-
557,634

Temporary differences	313,343
870,977

The estimates for recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of 2014. It is not necessary to discount the credits to their present values to show the credit recovery. Accordingly, no discount rates were used on this analysis. As mentioned in Note 5, due to the uncertainties inherent in making estimates, these projections may not be confirmed in the future.

The subsidiary TIM Celular used credits related to tax losses carried forward and negative basis of social contribution in the amount of R$24,076 in the first quarter 2015 (R$66,574 as at March 31, 2014).

Intelig

Based on estimates of future taxable income and taking into account tax losses and social contribution historical losses, Intelig believes that it currently does not meet the minimum requisites for recording deferred income tax and social contribution. Accordingly the company has maintained the provisions for the whole of these tax assets. At March 31, 2015, the total amount provided was R$1,145,357 (R$ 1,143,292 at December 31, 2014), of which R$ 1,012,159 refers to income tax losses and social contribution losses, while R$ 133,198 refers to temporary differences. Intelig’s liabilities show deferred income tax and social contribution amounting to R$128,669 (R$ 129,206 at December 31, 2014), from the adoption of deemed cost to the fixed assets on the date of the first adoption of IFRS.

TIM Participações S.A.

As it is a holding company, TIM Participações has no activities which could normally be offset by income tax losses, social contribution losses and temporary differences. At March 31, 2015 the provision for losses on these deferred tax assets amounted to R$85,954 (R$ 84,917 at December 31, 2014).

Prepaid expenses

	Consolidated

	03/2015	12/2014

Fistel (*)	771,570	-
Rentals and insurance	45,970	46,434
Advertising not released	163,470	225,423
Network swap (**)	44,231	46,417
Others	13,683	18,577
	1,038,924	336,851

Current portion	(975,691)	(266,264)
Non-current portion	63,233	70,587

(*) Fistel Rate, paid in March 2015, refers to 2015 and is being amortized on a monthly basis according to its taxable event.

(**) On April 1st, 2010, the subsidiary Intelig and GVT entered into onerous reciprocal cession agreement of assignment of fiber optic infrastructure (network swap), in order to expand their respective areas at operation. Given the economic nature of the transaction, the amount was recognized in the (current and non-current) prepaid expenses account against a corresponding entry to other (current and non-current) liabilities (Note 25). At March 31, 2015, the current balances were R$8,742 (R$8,742 at December 31, 2014) and the long-term balances were R$35,489 (R$37,675 at December 31, 2014). Both amounts are being appropriated to income in the same proportion over a period of 10 years.

Judicial deposits

	Parent company		Consolidated

	03/2015	12/2014	03/2015	12/2014

Civil	11,436	11,209	402,267	392,270
Labor	53,372	53,127	362,977	347,673
Tax	1,327	1,295	251,267	245,966
Regulatory	-	-	107	108
	66,135	65,631	1,016,618	986,017

Other assets

	Parent company		Consolidated

	03/2015	12/2014	03/2015	12/2014

Advances to suppliers	-	56	132,912	137,321
Advances to employees	104	50	23,753	4,253
Fiscal incentives	-	-	6,554	6,554
Rights receivable – TIM Celular	10,263	12,259	-	-
Other rights	369	378	44,057	45,816
	10,736	12,743	207,276	193,944

Current portion	(10,736)	(12,743)	(195,342)	(182,018)
Non-current portion	-	-	11,934	11,926

Investments - Parent company

(a)

Interest in subsidiaries

	03/2015
	TIM Celular	Intelig	Total

Number of shares held	38,254,833,561	3,279,157,266

Interest in total capital	100%	100%

Shareholders’ equity	14,421,454	998,845
Unrealized earnings	-	(1,762)
Adjusted shareholders’ equity	14,421,454	997,083

Profit (loss) for the period	318,434	(2,754)
Unrealized earnings	-	202
Adjusted profit (loss) for the period	318,434	(2,552)	315,882

Income from equity accounting	318,434	(2,552)	315,882

Investment amount	14,421,454	997,083	15,418,537

	12/2014
	TIM Celular	Intelig	Total

Number of shares held	38,254,833,561	3,279,157,266

Interest in total capital	100%	100%

Shareholders’ equity	14,101,630	1,001,566
Unrealized earnings	-	(1,965)
Adjusted shareholders’ equity	14,101,630	999,601

Profit (loss) for the year	1,624,569	(46,188)
Unrealized earnings	-	807
Adjusted profit (loss) for the year	1,624,569	(45,381)	1,579,188

Income from equity accounting	1,624,569	(45,381)	1,579,188

Investment amount	14,101,630	999,601	15,101,231

(b)

Changes in investment in subsidiaries

	TIM Celular	Intelig	Total
Balance of investments at December 31, 201 3	13,340,411	1,044,847	14,385,258

Income from equity accounting	1,624,569	(45,381)	1,579,188
Stock options	4,681	135	4,816
Supplementary dividends	(482,486)	-	(482,486)
Allocation of dividends	(385,835)	-	(385,835)
Reflection of the supplement amount of post-employment benefit	290	-	290
Balance of investments at December 31, 2014	14,101,630	999,601	15,101,231

Income from equity accounting	318,434	(2,552)	315,882
Stock options	1,390	34	1,424

Balance of investments at March 31, 2015	14,421,454	997,083	15,418,537

Property, Plant and Equipment

(a)

Changes in property, plant and equipment

	Consolidated
	Balance at 12/2014	Additions	Write-offs	Transfers	Balance at 03/2015
Cost of property, plant and equipment, gross
Commutation / transmission equipment	15,352,349	1,611	-	379,773	15,733,733
Fiber optic cables	517,647	-	-	10,283	527,930
Borrowinged handsets	1,800,938	-	(2,195)	29,624	1,828,367
Infrastructure	4,391,570	-	-	116,888	4,508,458
Informatics assets	1,468,792	-	-	14,286	1,483,078
General use assets	613,588	-	-	10,474	624,062
Land	40,451	-	-	343	40,794
Construction in progress	671,845	460,791		(561,671)	570,965

Total property, plant and equipment, gross	24,857,180	462,402	(2,195)	-	25,317,387

Accumulated depreciation
Commutation/transmission equipment	(10,140,317)	(288,460)	-	-	(10,428,777)
Fiber optic cables	(161,975)	(9,125)	-	-	(171,100)
Borrowinged handsets	(1,673,641)	(29,288)	2,122	-	(1,700,807)
Infrastructure	(2,327,097)	(90,327)	-	-	(2,417,424)
Informatics assets	(1,234,678)	(21,081)	-	-	(1,255,759)
General use assets	(404,543)	(10,921)	-	-	(415,464)

Total accumulated depreciation	(15,942,251)	(449,202)	2,122	-	(16,389,331)

Property, plant and equipment, net
Commutation / transmission equipment	5,212,032	(286,849)	-	379,773	5,304,956
Fiber optic cables	355,672	(9,125)	-	10,283	356,830
Borrowinged handsets	127,297	(29,288)	(73)	29,624	127,560
Infrastructure	2,064,473	(90,327)	-	116,888	2,091,034
Informatics assets	234,114	(21,081)	-	14,286	227,319
General use assets	209,045	(10,921)	-	10,474	208,598
Land	40,451	-	-	343	40,794
Construction in progress	671,845	460,791	-	(561,671)	570,965
Total property, plant and equipment, net	8,914,929	13,200	(73)	-	8,928,056

(b)

Depreciation rates

Annual rate %
Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Borrowinged handsets	50
Infrastructure	4 to 10
Informatics assets	20
General use assets	4 to 10

In 2014, pursuant to IAS 16 (CPC 27), approved by CVM Deliberation, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there was no significant change or alteration to the circumstances on which the estimates had been based that would justify changes to the useful lives currently in use. To determine the useful life of the assets, the Company considers the type of the asset, also in conjunction with the way it is used and the conditions to which the asset is submitted during its use.

Intangible assets

The amounts of the SMP authorizations and radio frequency right to use, as well as software, goodwill and other items, were recorded as follows:

	Consolidated
	Balance at 12/2014	Additions	Transfer	Capitalized Interests	Balance at 03/2015
Cost of intangible assets, gross
Software rights to use	11,502,962	-	373,302	-	11,876,264
Authorizations	5,078,310	12,259	-	-	5,090,569
Goodwill	1,527,219	-	-	-	1,527,219
List of clients	95,200	-	-	-	95,200
Right to use infrastructure LT Amazonas	198,202	-	-	-	198,202
Other assets	164,182	-	2,179	-	166,361
Intangible assets in development	2,954,175	434,994	(375,481)	53,984	3,067,672
Intangible assets, gross	21,520,250	447,253	-	• 53,984	22,021,487

Accumulated amortization
Software rights to use	(8,477,702)	(269,254)	-	-	(8,746,956)
Authorizations	(3,614,957)	(84,005)	-	-	(3,698,962)
List of clients	(53,200)	(4,200)	-	-	(57,400)
Right to use infrastructure LT Amazonas	(12,802)	(2,478)	-	-	(15,280)
Other assets	(38,955)	(2,160)	-	-	(41,115)
Total accumulated amortization	(12,197,616)	(362,097)	-	-	(12,559,713)

Intangible assets, net
Software rights to use	3,025,260	(269,254)	373,302	-	3,129,308
Authorizations	1,463,353	(71,746)	-	-	1,391,607
Goodwill (b)	1,527,219	-	-	-	1,527,219
List of clients (c)	42,000	(4,200)	-	-	37,800
Right to use infrastructure LT Amazonas (d)	185,400	(2,478)			182,922
Other assets	125,227	(2,160)	2,179	-	125,246
Intangible assets in development	2,954,175	434,994	(375,481)	53,984	3,067,672
Intangible assets, net	9,322,634	85,156	-	• 53,984	9,461,774

(a)

Amortization rates

annual rate - %

Software rights to use	20
Authorizations	5 to 50
Customer list	17.65
LT Amazonas	5
Other assets	20

(b)   Goodwill from previous years

(b.1)   Intelig´s acquisition

During the year ended December 31, 2009, as a result of having valued at fair value the identifiable assets acquired and the liabilities assumed from Intelig on the acquisition date, the fair value of net assets acquired amounted to R$529,714. Accordingly the amount paid for acquiring Intelig amounting to R$739,729 at December 30, 2009 was R$210,015 higher than the fair value of the net assets acquired. This surplus amount was allocated as goodwill and is represented by/based on the Company’s expected future earnings. As required for all goodwill, its recoverability is tested annually through an impairment test.

At December 31, 2014, the Company used the value in use method to perform the impairment test, using the following assumptions:

•

Intelig’s network is fundamental for the Group’s business development, allowing and supporting the development of the current and new service offers as well as creating a significant leased lines’ cost reduction. To determine the cost savings related to the leased lines, the Company used the market prices of circuit rents, taking into consideration also their locations. The present value of these potential rents are deducted from the net value of Intelig’s fixed and intangible assets at December 31, 2014;

•

the projection of Intelig’s network maintenance and operation costs was based on the Company’s expected inflation rate (5.2% p.a.) which is consistent with the projections prepared by market participants;

•

the term used for the impairment test was 12 years, consistent with the average useful life of Intelig’s network assets; and

•

the discount rate applied over the projected cash flows was 12.32% p.a.

The results of the test held at December 31st, 2014 indicated that there was no need of impairment to be recorded.

At March 31, 2015 the Company revised the impairment indicators and did not identify any need to revise the impairment test in the period.

(b.2)

Goodwill arising from TIM Fiber SP and TIM Fiber RJ acquisitions

TIM Celular acquired, at the end of 2011, Eletropaulo Telecomunicações Ltda. (which, subsequently, had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which, subsequently, had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively. The objective of these acquisitions was to allow the Company to expand its operations in high-speed data communications, enabling the offer of new products to its customers and the reduction of the cost of rental of infrastructure, as well as achieve other important synergies related to the fiber optic network.

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012.

The subsidiary TIM Celular recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the process of the purchase price allocation, at the amount of R$1,159,648. One of the items that supports the goodwill related to these transactions is the future profitability of the operation from the residential broadband business. The impairment test of goodwill considered this CGU and the value in use methodology. The following assumptions were taken into consideration:

•

growth percentages in the client base, aligned with the Company’s business plans;

•

increase in provided service revenues due to the mix of granted speed performance and the option voice over IP;

•

projections of operation and maintenance costs considering the growth in the client base, eventual scale gains and inflation effects. The Company’s expected inflation rate for the operating expenditures of Fiber (5.2% p.a.) is aligned with the projections prepared by the main market participants;

•

considering that the business has an indefinite life, as from the 11th year, it was estimated a perpetuity with a nominal growth in cash flows of 3% p.a.; and

•

the discount rate for the future cash flows was 13.25% p.a.

It is important to emphasize that the network synergies from the formers TIM Fibers (leased line savings, like it occurs in the case of Intelig network) also support the future profitability regarding the goodwill from the acquisition of these companies. Bearing in mind that the cash flows relating to residential broadband are already sufficient to support the goodwill registered, the Company did not extend its impairment test to calculate the value in use of the network synergies. If necessary, these synergies can also be taken into account in the annual impairment tests ..

The result of these impairment tests performed in December 31, 2014 showed no evidence of the need to provide for losses.

At March 31, 2015 the Company revised the impairment indicators and did not identify any need to revise the impairment test in the period.

 (b.3)

Acquisition of minority interests of TIM Sul and TIM Nordeste

In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies in wholly-owned subsidiaries. At that time, the transaction was recorded at the book value of those shares in the financial statements, with no goodwill being recorded for the difference in market value between the shares traded. For the purposes of the initial adoption of IFRS in 2010, the Company opted to apply the exemption permitted under IFRS 1, recording goodwill of R$157,556, which was ascertained when the financial statements according to IFRS were prepared for the Company’s parent company in 2005.

The Group´s combined estimates (that includes landline and mobile telephone services, broadband business, leased lines, etc) adjusted to the present value, indicate that there is no need for constitution of impairment provision. The assumptions used for these estimates were detailed above.

(c)

List of clients

As part of the purchase price allocation process involving the acquisitions of TIM Fiber SP Ltda. and TIM Fiber RJ S.A., contractual rights were identified for the companies acquired to provide future services. These contractual rights were evaluated at their fair value on the acquisition date and are being amortized in accordance with their estimated useful life on the same date.

(d)

Right to use of infrastructure - LT Amazonas

Subsidiary TIM Celular signed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil. Such agreements fall within the scope of ICPC 3 (IFRIC 4) and are classified as financial leases.

Additionally TIM Celular entered into network infrastructure sharing contracts with Telefónica Brasil S.A. also in the Northern region. In these contracts, both operators optimize resources and reduce their operational costs.

 (e)       Auction and payment of 700 MHs 4G License

On September 30, 2014, TIM Celular purchased Lot 2 in the Auction of the 700 MHz band in the amount of R$1,739 million. In December 2014, the Company paid R$1,678 million. The balance remaining of R$61 million, was recorded as a debt, as set forth in the call notice.

TIM Celular is challenging the remaining balance with Anatel, which is subject to interest rates (1% p.m.) and monetary restatement by the IGP-DI, and these amounts are capitalized by the Company. The impacts on the balance as at March 2015 were of R$1,869 (R$468 in December/2014) of interest and R$1,356 (R$719 in December /2014) of monetary restatements.

Additionally, as set forth on the call notice the Company will bear the costs regarding the cleaning of the frequency band purchased. The nominal due amount by the Company regarding the cleaning of the 700 MHZ frequency of the lot purchased is R$904 million. The Company has also an additional cost of R$295 million related to the portion that has not been bought in the auction and that was subsequently splited by Anatel among the companies that won the auction of, totaling R$1,199 million to be paid related to this costs.

In order to perform the activities for cleaning the spectrum, TIM, together with other companies that won the auction constituted in March 2015 a managing entity, named “EAD”. On a yearly basis, from 2015 to 2018, TIM, as the other companies that won the auction, will disburse amounts, according to the timetable established in the public notice, to afford, by means of the EAD, with the costs related to this cleaning activities. As the amount payable of R$1,199 relates to a long-term obligation, it was reduced in R$47 million from the application of the present value adjustments (“AVP”). Monthly, AVP interests are recognized, as well as there are monetary restatements based on the IGP-DI index. During the period ended March 31, 2015, the impact generated by the appropriation of AVP interest was R$8,130 (R$2,068 in December 2014), while the impact from monetary restatement was R$18,773 (R$10,466 in December 2014).

The licenses mentioned above were considered qualifying asset. Consequently, the finance charges are capitalized at the average rate of 11.36% of the borrowing agreements valid for the period. The amount capitalized at the period ended March 31, 2015 was R$43,986 (R$12,677 in December 2014).

Leasing

Leasing - Liabilities

Subsidiary TIM Celular executed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted as from the date the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, annually restated by IPC-A.

The table below presents the future payments schedule for the agreements in force related to the LT Amazonas Project. These amounts represent the estimated disbursements under the agreements executed with the distributors and are shown at their nominal amount. It is important to stress that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value :

Nominal amount

Until March 2016	38,765
From April 2016 until March 2019	139,453
From April 2020 onwards	482,554
660,772

The consolidated nominal value of future installments due by TIM Celular is R$660,772. Its present value is R$332,383 (R$329,669 in 2014), that is composed by R$313,002 of principal and R$19,381 of interest accrued until March 31, 2015 and was estimated on the date the agreements were signed with the transmission companies by projecting future payments at an inflation rate of 5.22% and discounting these at 14.44%.. Additionally, the amount of the right of use of LT Amazonas also considers R$70,759 related to investments in property, plant and equipment made by TIM Celular and subsequently donated to the electric power transmission companies. These donations were already included in the contract signed by the parties.

Leasing – Assets

As a result of the above agreement (LT Amazonas), the subsidiary TIM Celular entered into network infrastructure sharing agreements with Telefónica Brasil S.A.. In these agreements, TIM Celular and Telefónica Brasil S.A. share investments in the Northern region of Brazil. The subsidiary has receivables against Telefónica Brasil S.A. that have has to be paid on a monthly basis for a period of 20 years. These amounts are annually restated by IPC-A. The consolidated nominal amount of future installments receivable by TIM Celular is R$348,326.

The table below includes the schedule of cash receipts of the agreement entered into with Telefónica Brasil S.A. regarding the LT Amazonas Project. The amounts represent the estimated cash receipts in the signed agreements, being registered at their nominal amount. It must be mentioned that these balances differ from those recorded in the accounting books, where amounts are recorded at present value:

Nominal amount

Until March 2016	19,880
From April 2016 to March 2019	73,419
From April 2020 onwards	255,027
348,326

The present value of installments receivable is R$196,257 (R$195,036 in 2014), that is composed by R$185,558 of principal and R$10,669 of interest accrued until March 31, 2015 and was estimated on the date of execution of the agreements entered into with the transmission companies, projecting future cash receipts based on an inflation rate of 5.22%, discounted at 12.56%.

Suppliers

	Parent Company		Consolidated

	03/2015	12/2014	03/2015	12/2014

Local currency
Suppliers of materials and services	1,181	1,218	3,704,027	5,083,718
Interconnection (a)	-	-	120,769	154,641
Roaming (b)	-	-	1,111	635
Co-billing (c)	-	-	59,058	56,388
	1,181	1,218	3,884,965	5,295,382

Foreign currency
Suppliers of materials and services	-	-	121,149	82,780
Interconnection (a)	-	-	-	323
Roaming (b)	-	-	14,012	23,719
	-	-	135,161	106,822

Current portion	1,181	1,218	4,020,126	5,402,204

(a)

This refers to the use of the networks of other landline and mobile telephone operators, when calls are initiated from TIM’s network and ending in the network of other operators.

(b)

This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.

(c)

This refers to calls made by a customer who chooses another long-distance operator.

Borrowings and financing

					Consolidated
			Maturity
Description	Currency	Charges	date	Collateral	03/2015	12/2014
BNDES	URTJLP	TJLP to TJLP + 3.62% p.a.	Jul/17 to Jul/22	Secured by TIM Part. and receivables from TIM Celular	2,419,406	2,522,781

BNDES	UMIPCA	UMIPCA + 2.62% p.a.	Jul/17	Secured by TIM Part. and receivables from TIM Celular	98,712	92,939

BNDES	UM143	SELIC + 2.52%	Jul/22	Secured by TIM Part. and receivables from TIM Celular	938,658	913,208

BNDES (PSI)	R$	2.50% to 4.50% p.a.	Jul/18 to Jan/21	Secured by TIM Part. and receivables from TIM Celular	372,484	386,420

BNB	R$	10.00% p.a.	Jan/16	Bank surety and security by TIM Part.	9,205	11,966
Banco do Brasil (CCB)	R$	106.50% of CDI	Set/15 to Dec/15	-	314,718	413,458
Banco BNP Paribas	USD	Libor 6M + 2.53% p.a.	Dec/17	Security by TIM Part.	232,150	190,841
Banco Europeu de Investimento (BEI)	USD	Libor 6M + 0.57% to 1.32%p.a.	Sep/16 to Feb/20	Bank surety and security by TIM Part.	1,524,624	1,264,463
Bank of America (Res. 4131)	USD	Libor 3M + 1.35% p.a.	Sep/16	-	384,566	318,387
KFW	USD	Libor 6M+ 1.35% p.a.	Apr/19	Security by TIM Part.	323,215	266,509
JP Morgan (Res. 4131)	USD	1.73% p.a.	Sep/15	-	160,485	133,448
Cisco Capital	USD	1.80% p.a.	Sep/18 to Nov/19	-	273,952	239,999
Total					7,052,175	6,754,419

Current					1,252,763	1,281,554
Non-current					5,799,412	5,472,865

The parent company TIM Participações does not have borrowings or financing at March 31, 2015.

The foreign currency borrowing taken out with Banco BNP Paribas and the financing obtained by TIM Celular signed with BNDES, were obtained to expand the mobile telephone network, and they have restrictive clauses that require compliance with certain financial ratios that are calculated on a half-yearly basis (“covenants”). The subsidiary TIM Celular has been complying with all covenants.

With respect to the credit facility signed in December 2012, TIM Celular made a withdrawal from BNDES in January 2014, amounting to R$122 million, for a total term of 7 years, of which i) R$92.6 million at a cost of TJLP + 3.32%; ii) R$16 million at a cost of 2.5% p.a. (PSI) and iii) R$13.4 million at a cost of TJLP. In February 2014, TIM Celular made the final withdrawal of this facility from BNDES, amounting to R$93 million, for a total term of 7 years at a cost of TJLP + 3.32%.

In December 2013, TIM Celular entered into a new financing agreement with BNDES in the total amount of R$5,700 million, which will be used to finance investments in network and information technology in the years 2014, 2015 and 2016. The total amount contracted with the BNDES is divided as follows: i) R$2,402 million at a cost of TJLP + 2.52% and a total term of 8 years; ii) 2,636 million at a cost of SELIC + 2.52% and a total term of 8 years; iii) R$428 million at a cost of 3.50% p.a. and a total term of 7 years (regarding PSI line); iv) R$189 million at a cost of TJLP + 1.42% and a total term of 8 years; and v) R$45 million at a cost of TJLP and a total term of 8 years.

In April 2014, TIM Celular received the first release of this line in the amount of R$1,749 million, of which i) R$770 million at a cost of TJLP + 2.52%; ii) R$845.5 million at a cost of SELIC rate + 2.52%; iii) 4.5 million at a cost of TJLP and; iv) 129 million at a fixed cost of 3.5% p.a. (PSI).

In December 2014, TIM Celular made a new withdrawal from BNDES regarding the credit facility entered into in December 2013, in the amount of R$12 million, at TJLP cost and total term of 8 years.

The transactions related to the PSI credit lines qualify within the scope of IAS 20 (CPC 30) – Accounting for Government Grants and Disclosures of Government Assistance. Therefore, using the effective interest rate method defined in IAS 39 (CPC 38) - Financial Instruments: Recognition and Measurement, the following observations were made: a comparison was made between (i) the total debt amount calculated using the rates set forth in the agreement and (ii) the total debt amount calculated using market rates (fair value). The balance at March 31, 2015, corresponding to the adjustment of the subsidy granted by the BNDES for all the PSI lines is approximately R$88 million. This amount was recorded in the “Other Liabilities” group of accounts under “Government Grants” and deferred for the useful life of the asset being financed and periodically taken to the income as “Other Subsidies Revenue”.

In April 2014, TIM Celular entered into a credit agreement with KFW Bank in the amount of USD 100 million. Simultaneously, a forward swap transaction was contracted in advance in order to eliminate any exchange rate variation. The cost of this transaction after factoring in the swap was 102.5% of the CDI rate, with a final term of 4.5 years.

In September and December 2014, the Company entered into the amendments to the Bank Credit Certificates existing with Banco do Brasil in the amount of R$150 million each (totaling R$300 million), extending for one more year the maturities originally agreed for September and December 2014. The new maturities of the transactions are, therefore, September and December 2015. The cost of the transactions remained the same, that is 106.5% of CDI.

In October 2014, TIM Celular entered into a new financing agreement with Cisco Systems Capital, in the amount of USD50 million. Simultaneously, a forward swap was contracted in advance in order to eliminate any exchange rate variation. The cost of this transaction after the contracting of the swap was 91.9% of CDI, with final term of 5 years.

In quarter ended March 31, 2015 no new borrowings and/or financings were contracted by the company or any of its subsidiaries.

The subsidiary TIM Celular performed swap transactions to fully protect itself against any devaluation of the Brazilian currency vis-à-vis the US Dollar. Nevertheless, this is not subject to “hedge accounting”.

The long-term portions of borrowings and financing at March 31, 2015 mature as follows:

Consolidated

2016	1,752,882
2017	985,008
2018	833,829
2019	1,098,455
2020 onwards	1,129,238
5,799,412

Fair value of the borrowings

In Brazil there is no consolidated long-term debt market with the characteristics of the BNDES and BNB facilities. In addition to the returns on long-term debt, the institutions take into account the social benefits of each project for which financing is granted. For the purpose of our analysis of fair value, given the absence of a similar market and the requirement that the projects address governmental interests, the fair value of the borrowing is usually taken to be that shown in the accounting records.

The PSI credit lines, obtained from BNDES, refer to specific programs of this institution and have interest rates lower than those used in ordinary BNDES operations. As mentioned, these credit lines qualify for IAS 20 (CPC 30). The BNDES credit lines are recorded at their fair value at the withdrawal date and the fair value is calculated considering the CDI rate at the withdrawal date. If the fair value was calculated in March 31, 2015, the PSI credit lines would have an amount lower than that presented in the quarterly information by approximately R$12 million.

A further transaction with extremely specific features is the borrowing obtained with BNP. This is secured by SACE, an Italian insurance company, which also operates as a development institution. Given the features of the transaction, we believe that its fair value is equal to that shown on the Company’s balance sheet.

Regarding the funds raised with Bank of America, Cisco Capital, JP Morgan, KFW and Banco do Brasil, current market conditions do not indicate the existence of any factor that might lead to a different fair value for these transactions to that shown in the accounting records.

After applying the evaluation criterion that takes into account the characteristics of similar transactions, the Company identified differences between the fair and book values of the funds raised from the European Investment Bank (“BEI”). The fair value of the transaction is approximately R$2 million less than the accounting balance.

Labor obligations

	Parent company		Consolidated

	03/2015	12/2014	03/2015	12/2014

Social charges	233	221	48,580	46,299
Salaries and provisions payable	2,147	1,715	190,916	149,994
Employees’ withholding	163	183	9,237	12,336
	2,543	2,119	248,733	208,629

Indirect taxes, fees and contributions payable

	Parent company		Consolidated

	03/2015	12/2014	03/2015	12/2014

ICMS	-	-	487,750	561,845
ANATEL taxes and fees (see Note 14)	-	-	21,622	35,627
ISS	41	35	39,765	38,776
Others	77	190	7,341	9,742
	118	225	556,478	645,990

Current portion	(118)	(225)	(556,382)	(645,896)
Non-current portion	-	-	96	94

Direct taxes, fees and contributions payable

	Parent company		Consolidated

	03/2015	12/2014	03/2015	12/2014

Income tax and social contribution	-	-	229,870	267,030
PIS/COFINS	-	-	66,350	71,836
Others (*)	4	14	49,558	52,472
	4	14	345,778	391,338

Current portion	(4)	(14)	(113,739)	(162,311)
Non-current portion	-	-	232,039	229,027

(*) Refers basically to the subsidiary TIM Celular, which joined the REFIS program, a federal fiscal program that permits the Companies to refinance liabilities arrears on federal taxes (PIS, Cofins, IR and CSL) in installments.

Other liabilities

	Parent company		Consolidated

	03/2015	12/2014	03/2015	12/2014

Prepaid services to be provided (1)	-	-	380,902	393,585
Reverse split of shares (2) and (5)	23,263	23,264	24,099	24,107
Government grants (3)	-	-	87,628	92,295
Anticipated receipts(6)	-	-	31,241	33,150
Network swap (4)	-	-	44,231	46,417
Other liabilities	14,055	14,047	19,133	16,445
	37,318	37,311	587,234	605,999

Current portion	(7,554)	(7,547)	(427,780)	(437,805)
Non-current portion	29,764	29,764	159,454	168,194

(1)

This refers to minutes not used by customers of pre-paid system services, which are appropriated to income when customers actually use these services.

(2)

On May 30, 2007, the Extraordinary Shareholders’ Meeting of the Company approved the grouping of shares issued by the Company in the proportion of 1,000 existing shares for each 1 new share of the related type. From June 1 to July 2, 2007, shareholders adjusted their equity holding in batches with multiples of 1,000 shares, per type, through private negotiation, on the OTC market or BM&FBOVESPA, at their free and sole discretion. Therefore the liability in the amount of R$23,263 corresponds to the amount payable to the shareholders arising from holdings of less than 1,000 shares.

On September 18, 2007, an auction was held on the São Paulo Stock Exchange - BOVESPA for the sale of 2,285,736 shares (1,185,651 common shares under the ticket TCSL3 and 1,100,085 preferred shares under the ticket TCSL4), representing the fractions resulting from this grouping. The amounts obtained from the sale are at the disposal of the shareholders of these fractions at any time.

(3)

Refers to funds withdraw released under the credit facility from the BNDES Investment Sustainabilty Program (BNDES PSI), up to March 2015, the amount disbursed totaled R$602,500 (R$602,500 at December 31, 2014). This transaction is classified within the scope of IAS 20 (CPC 30) - Accounting for Government Grants and Disclosures of Government Assistance. The total sum of the subsidies granted by the BNDES to date was R$130,688. This amount is being amortized according to the useful life of the asset being financed and appropriated to the “Other (expenses) revenues, net” group (Note 34).

(4)

Refers mainly to the transfer of onerous reciprocal cession contratcs for infrastructure of fiber optics (Note 13).

(5)

On July 18, 2012, at an Extraordinary Shareholders’ Meeting (“AGE”), TIM Fiber RJ’s (entity merged into TIM Celular) shareholders approved a reverse split of the shares of this subsidiary converting each lot of 50,000 common shares into 1 common share. As a result, TIM Celular became the 100% shareholder of TIM Fiber RJ.

The fractions of shares arising from the reverse split were canceled and their related amounts are repayable to previous shareholders within a 3 year-period since the AGE minute publication. The repay must occur according to the  shares held at the moment immediately to the reverse split. At March 31, 2015 this amount totaled R$835 (R$842 in 2014).

(6)

Refers especially to the payment of the subscription bonus related to the agreement entered into between the Company and Itaú Bank.

Provision for legal and administrative proceedings

The Company and its subsidiaries are parties to administrative and legal proceedings on civil, labor, tax and regulatory areas which arise in the normal course of their business. Provisions are set up whenever Management, based on the opinion of its legal advisors, concludes that there is a probable risk of loss.

The provision set up for legal and administrative proceedings is made up as follows:

	Parent company		Consolidated

	03/2015	12/2014	03/2015	12/2014

Civil (a)	-	-	108,902	103,303
Labor (b)	3,478	3,103	64,891	62,947
Tax (c)	-	-	207,700	194,845
Regulatory (d)	500	500	46,298	45,414
	3,978	3,603	427,791	406,509

The changes in the provision for legal and administrative proceedings is summarized as follows:

	12/2014	Additions, net of reversals	Payments	Monetary restatement	03/2015

Civil (a)	103,303	56,423	(51,425)	601	108,902
Labor (b)	62,947	2,985	(1,178)	137	64,891
Tax (c)	194,845	10,209	(2,516)	5,162	207,700
Regulatory (d)	45,414	122	(60)	822	46,298
	406,509	69,739	(55,179)	6,722	427,791

(a)

Civil proceedings

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business of the entities. Management analyzes each legal or administrative proceeding with the aim of reaching a conclusion in relation to any particular contingency, classifying it as representing a probable, possible or remote risk of loss. This assessment made by management is based upon the opinion of lawyers who are hired to deal with such cases. Such assessment is regularly reviewed, and can be changed over the course of the proceedings, in light of new facts or events, such as changes in case law. Below, we present the main lawsuits for which a provision has been recorded:

a.1.

Consumer lawsuits

The subsidiaries are parties to 14,679 lawsuits (14,196 at December 31, 2014), which refer to claims that have been filed by consumers at the legal and administrative levels. These lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, amounting to R$56,862. Especially, for TIM Celular, regarding alleged undue billing, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit protection services. In regard to the subject matters underlying the cases against Intelig, we point out lawsuits regarding improper charging and unjustified inclusion in bad debtors' lists.

a.2.

Class actions

There are twelve main class actions that we highlight against subsidiaries, which risk of loss is regarded as being probable:

(i) a lawsuit against TIM Celular filed by the District Attorney’s Office in the State of Rio de Janeiro, involving the impossibility of charging a contract termination penalty in the case of theft or burglary of handsets;

(ii) a lawsuit filed against TIM Celular by the District Attorney's Office of the State of Minas Gerais challenging the practice of tied sales of phone sets and pre-paid or post-paid chips. This lawsuit claims the payment of collective damages;

(iii) a lawsuit filed against TIM Celular by the District Attorney's Office of the State of São Paulo questioning the quality of customer services;

(iv) a lawsuit filed against TIM Celular by the District Attorney's Office of the State of São Paulo questioning the quality of the signal in the urban area of the municipality of Cordeirópolis;

(v) a lawsuit filed against TIM Celular by the District Attorney's Office of the State of Ceará to investigate alleged difficulties regarding termination of agreements. This lawsuit claims payment of collective damages;

(vi) a lawsuit filed against TIM Celular by the District Attorney's Office of the State of Rio Grande do Norte gaimed at investigating TIM's advertising campaign. TIM was sentenced to pay collective damages;

(vii) a lawsuit filed against TIM Celular by the District Attorney's Office of the State of Rio Grande do Norte gaimed at investigating the amounts charged to pre-paid clients regarding the provision of "Mailbox" and "Follow Me" services;

(viii) a lawsuit filed against TIM Celular by the District Attorney's Office of the State of Rio Grande do Norte, questioning the quality of the network in the municipality of Upanema;

(ix) a lawsuit filed against TIM Celular by the District Attorney's Office of the State of Paraíba, to investigate a report of alleged misleading advertising;

(x) a lawsuit filed against TIM Celular by the Public Defendant of the State of Pará, questioning the quality of the signal in the urban area of Paragominas;

(xi) a lawsuit filed against TIM Celular by the Consumer Defense Association (ADECON) of Pernambuco, in relation to the placement of a guarantee seal on cell phones;

(xii) a lawsuit filed against Intelig by the District Attorney’s Office of the State of Pernambuco, questioning failure to comply with Anatel Resolution 85, Article 61 (retroactive collections).

With respect the lawsuit filed against TIM Celular by the District Attorney's Office of the State of Minas Gerais to confirm whether usage is properly charged in invoices to customers, the court ruled in favor of TIM and the case is closed, without any further possibility of appeal.

Currently, due to the fact that these lawsuits entail positive and negative obligations and, taking into account the complexity of the aforementioned proceedings, Management used its best estimates to set up the provision regarding the proceedings that has condemnation involving collective moral damages. The estimated amount of the provision is R$3,173 as of March 31, 2015.

a.3.

Suit filed by Botafogo Comércio e Importação Ltda.

Refers to a suit filed by a former commercial partner, that alleged that TIM has not complied with the contract entered into and practiced unfair competition, which makes it unfeasible for the partner to remain in business. TIM was sentenced by the lower court and the Court of Appeals to the payment of related damages, loss of profit and moral damages. The calculation presented by TIM, prepared by a specialist, amounts to R$4,202. Pari passu TIM filed an Action for Annulment with a view to annulling the sentence handed down in the Action for Compensation. The Reporting Justice Officer rendered a decision in the case of the Action for Annulment and granted an interlocutory relief to prohibit any lien on assets against TIM and its subsidiaries in the proceedings of settlement of the sentence until the final decision of the Action for Annulment. The judgment of the Action for Annulment is now awaited, and the lawsuit filed by Botafogo is currently suspended.

a.4.

Collection suit filed by Mattos & Calumby Lisboa Advogados Associados

The law firm Mattos & Calumby Lisboa Advogados Associados filed a suit for collection of legal counseling fees for services rendered to former TIM, claiming to be the creditor of amounts arising from the agreement entered into with TIM (Legal Professional Services Agreement). The claim was ruled to be valid and the case is currently in the enforcement phase, in the amount of R$4,715.

a.5. Collection suit filed by TVM Comércio e Representações Ltda.

Collection lawsuit filed by TVM Comércio e Representações Ltda. (TVM) against TIM Celular and against DM5 Comércio e Representação Ltda. (DM5) in the historical amount of R$4,019, in which TVM seeks a condemnation of TIM and DM5, jointly and severally, for payment of the adjusted cost of the acquisition by DM5 from TVM of business outlets which, subsequently, were transferred to TIM Celular S/A. TVM argues that a conveyance of the business outlets to TIM took place and, therefore, that TIM should be responsible for paying the debt of DM5. The lawsuit was ruled to be valid by the lower court and the Court of Appeals, and TIM and DM5 were jointly and severally condemned to pay the amount of R$5,463. TIM filed a Special Appeal against Court of Appeals decision.

TIM is a defendant in a suit filed by the Magistrates Association of Paraná (AMAPAR) demanding the annulment of three contracts executed between the parties due to breach of the conditions previously agreed. In the sentence, the original claims were considered valid. TIM filed an appeal which was partially upheld. In compliance with the decision, the plaintiffs are executing the updated amount of R$3,925 referring to the sentence and the amount imposed as a fine. TIM filed an appeal, which was upheld, and the amount of the fine was reduced to R$500. TIM will continue to lodge appeals where possible.

(b)

Labor claims

These refer both to claims filed by former employees, in relation to matters such as salary differences, wage parity, payments of variable compensation/commissions, additional legal payments, overtime and other provisions established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not satisfied by the service provider companies.

Out of the 17,199 labor claims at March 31, 2015 (17,534 at December 31, 2014) filed against the Company and its subsidiaries, most of them relate to claims that involve former employees of service providers.

Another significant portion of the proceedings that exist relates to the organizational restructuring processes, especially the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 in-house staff and outsourced personnel. At March 31, 2015, the provision for these cases amounts to R$14,534 (R$15,235 at December 31, 2014).

(c)

Tax proceedings

The Company and its subsidiaries suffered tax assessments in which our external legal counsel consider the risk of loss as probable. Most of these assessments refer to one-off operational issues where some supporting documentation required has not yet been complied with in full, obtained until now, or where formal procedures have not been strictly observed.

The total provision recorded is substantially composed by the following proceedings:

In the case of federal taxes, a provision for TIM Celular has been made for seven cases referring to questionings regarding the taxes levied on CIDE, CPMF, CSLL and IRRF transactions, currently totaling R$33,221. From these cases, the main amounts relate to court actions in which TIM intends to have the right not to pay for the CPMF allegedly due to simultaneous purchase and sale transactions of foreign currency and change of accountholder as result of merger. The updated amounts provided currently total R$28,625.

The provision for Intelig regarding federal taxes has been accounted for three cases of dismissal of federal tax offsetting with IRPJ negative balance and using the CSLL due for periods before the offsettings, currently totaling R$5,432.

Regarding state lawsuits, the provision recorded for TIM Celular includes the total updated amount of R$51,958. This total includes the amounts for tax assessments questioning the reversal of ICMS debits, as well as the documentation supporting the credits appropriated by the Company, for which the updated amount provided is R$22,859.

The provision made for Intelig’s state taxes currently amount to R$20,526. This total includes the amounts for assessments questioning the documentation that supported the credits appropriated by the Company, for which the updated amount provided is R$16,442.

Regarding municipal taxes, the provision recorded for TIM Celular supports the updated total amount of R$1,611. This total includes the amounts involved in assessments questioning the withholding and payment of the ISS-source on services provided by third parties with no employment relationship, as well as the payment of own ISS regarding co-billing services provided overdue for more than 60 days.

Tax proceedings arising from the acquisition of Intelig and included in its PPA process, amount to R$94,953.

(d)

Regulatory proceedings

Anatel has brought administrative proceedings against the subsidiaries for: (i) failure to meet with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

The subsidiaries submitted to Anatel administrative defenses, filed administrative appeals and requests for reconsideration (through the courts whenever necessary), explaining that the alleged violations often occurred due to several factors, most of them involuntary and not related to the activities and actions performed by the companies.

(e)

Administrative and legal proceedings involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the Company's legal advisors and the Management. No provisions have been set up for these legal and administrative proceedings and no materially adverse effects are expected on the quarterly information as shown below:

	Consolidated

	03/2015	12/2014

Civil (e.1)	906,022	863,303
Labor (e.2)	508,374	489,790
Tax (e.3)	8,560,511	9,088,630
Regulatory (e.4)	71,680	91,934
	10,046,587	10,533,657

The administrative and legal proceedings assessed as possible losses are monitored by the Management and disclosed at their historical values.

The main actions where the risk of loss is classified as possible are described below:

e.1.

Civil

The subsidiaries are parties to 83,537 lawsuits (84,617 at December, 31, 2014), that refer to claims that have been filed by consumers at the legal and administrative levels. These lawsuits relate to questions regarding the relationship between the subsidiaries and their clients, amounting to R$400,454 for which, the risk of loss is considered possible ..

e.1.2.

Class actions

e.1.1 Actions filed by consumers

There are several class actions against subsidiaries where the risk of loss is regarded as being possible, these claims include the quality of the network, the agreements, contractual sections, handsets, assistance, billing etc.

Regarding class actions involving Intelig for which, the risk loss of which is considered possible, the following are worth mentioned: (i) public civil suit filed by the State of Rio de Janeiro involving advertising in the company's building; (ii) public civil suits involving the charging of fees in bordering areas and filed by the Prosecution Office of the States of Paraná, Rio de Janeiro and the Federal District; (iii) public civil suits involving the charging of fees after the regulated term provided for by ANATEL in Uberlândia, Fortaleza and São Paulo; and (iv) a public civil action filed by the District Attorney of the State of Minas Gerais, questioning the alleged incorrect charging of users ..

e.1.3.

Other actions and proceedings

Indemnity lawsuit filed by Secit Brasil Ltda, alleging that TIM is in breach of contract. This company was hired by TIM to carry out infrastructure work on the installation of ERBs in area 4 (Minas Gerais). No lower level judgment has been handed down. The amount allocated to this case is R$9,758.

TIM has filed a collection lawsuit against DM Link Representação Comercial Ltda. and DM5 Comércio e Representação Ltda., to have them sentenced to pay R$8,516 plus monetary restatement and interest related to the debt from products delivered by TIM to develop resale activities. DM5 filed a Counterclaim for the return of stores transferred to TIM, and the refund of dividends it may have earned from the exploitation of said stores, or alternatively, that TIM be sentenced to pay an indemnity corresponding to the “market value” of the stores, to be ascertained by an expert valuation. The total claimed by DM5 is R$5,861. Currently, the proceedings are in the expert examination phase. No lower court decision has been handed down.

TIM is a defendant in the lawsuit brought by the company INTEGRAÇÃO Consultoria e Serviços Telemáticos Ltda. (recharge distributor), in the amount of R$4,000. No lower court decision has been handed down.

TIM is a defendant in a declaratory lawsuit filed by CONSERTREL Cadastros, Serviços e Representações Ltda., a former partner that requests the amount of R$3,203. No lower court decision has yet been handed down.

TIM is a defendant in a lawsuit filed by SINDIVENDAS/CE for breach of contract. The court sentenced TIM to maintain the injunction granted, with payment to the plaintiff of the amount of R$5,164 as fine for breach of contract. TIM will file an appeal to reverse the judgment.

TIM is a defendant in an Action for Annulment of Contract filed by the Penna Group, in which the latter claims payment of commissions it allegedly had not been paid, in addition to moral and material damages. The amount claimed is R$10,952. No lower court decision has yet been handed down.

TIM filed an action against ANATEL requesting interlocutory relief for the purpose of acknowledgement and annulment of PADO N. 53500.025648/2005 and of Act N. 62.985/07. The PADO applied by ANATEL prevented the company from participating in the public bid for the "H" Band. Interlocutory relief was not granted by the judge, which enabled TIM to make a court deposit of R$3,595 in order to suspend the debt and enable the company to participate in the bidding process. The lawsuit was ruled partially valid, so as to annul default charges before the date of maturity of the fine .. Currently, the case records are pending judgment at the Federal Regional Court of the 1st Region.

TIM filed for the annulment of the administrative proceeding against ANATEL regarding the debt deriving from the 2% charge on interconnection revenues for renewal of the right to use radiofrequencies associated with the provision of SMP in the amount of R$11,519. Company´s request to suspend the payment of the debit was accepted against the presentation of a letter of guarantee. The judge of the lower court ruled in favor of approval of the claim in full, and declared the debt unenforceable. The case records are pending judgment at the Federal Regional Court.

In addition to the lawsuits mentioned above, there are ten notices of violation filed by the Consumer Protection Foundation - Procon/SP - against TIM Celular and the fines imposed for them vary from R$3,192 to R$7,133. TIM has filed its administrative defense in all cases, but at the appeal level, several fines were upheld and/or are awaiting judgment. In those cases where the administrative discussion phase has run its course, lawsuits were filed for annulment of those fines. In the case of "blocking of telemarketing", TIM obtained an injunction suspending the effects of the administrative decision upon submission of a Letter of Guarantee. A new fine has been imposed due to “blocking of telemarketing” and TIM filed an administrative appeal. There is still no decision at the legal level for none of the cases mentioned.

TIM received twelve assessment notices from the Center for Consumer Protection and Defense - PROCON Londrina/PR, on the grounds of complaints from consumers in the amount of R$7,133 for each assessment. TIM filed an administrative appeal in all cases above, which is pending judgment.

TIM Celular S/A and others filed an innominate provisional remedy against ANATEL, discussing the pro rata monetary restatement applied to the price proposal established in the call notice for use of 4G frequencies in a period less than the legal minimum (twelve months). The amount in dispute totals R$29,749. A lower court decision is still pending.

TIM filed an annulment action against PROCON in the State of Goiás regarding the application of an administrative fine in the amount of R$5,058, arising from alleged shortcoming in the provision of services given non-availability of network coverage in Goiânia. A lower court decision is still pending.

TIM was assessed by Procon of the State of Espírito Santo in the amount of R$5,537, under an administrative proceeding to investigate alleged violation of consumer relations caused by TIM’s refusal to replace improper, unsuitable or reduced value product with another of the same type in perfect condition, or to immediately reimburse the amount paid, or the proportional reduction in price, at consumer’s discretion. TIM will file an Action of Annulment.

TIM was assessed by the District Attorney’s Office of Minas Gerais in the amount of R$8,721, due to an administrative proceeding to investigate alleged shortcomings in the services provided in the State of Minas Gerais. TIM lodged an administrative appeal and awaits a decision on the case.

TIM is a defendant in an administrative proceeding filed by the District Attorney’s Office of Minas Gerais that seeks to ascertain actions violating consumer relations regarding the charging of deductibles on mobile broadband data traffic. TIM has submitted its arguments and provided the District Attorney with clarification. After the clarification, the entity handed down a decision that imposed a fine on TIM of R$5,160. TIM filed an administrative appeal, which is awaiting judgment.

TIM was assessed by the District Attorney’s Office of Minas Gerais in the amount of R$5,558 due to an administrative proceeding that seeks to ascertain actions violating consumer relations by making available the contracting of added-value services (VAS), via SMS, without providing consumers with prior knowledge of the contract content or price, as well as stipulating automatic subscription renewal in the contract. TIM filed an administrative appeal, which is awaiting judgment.

TIM was assessed by the District Attorney’s Office of Minas Gerais in the amount of R$4,169 due to an administrative proceeding that seeks to ascertain actions violating consumer relations imposing on the consumer, under its “TIM Liberty” Plan, the contracting of an unlimited SMS package service at a fixed price, without the prior express authorization of the consumer. TIM filed an administrative appeal, which is awaiting judgment.

TIM was assessed by the District Attorney’s Office of Minas Gerais in the amount of R$9,053 due to an administrative proceeding that seeks to ascertain actions violating consumer relations, which questioned the tie-in sales of mobile handsets and post-paid SIM cards. TIM filed an administrative appeal, which is awaiting judgment.

TIM was assessed by the District Attorney’s Office of Minas Gerais in the amount of R$4.169 due to an administrative proceeding that seeks to ascertain actions violating consumer relations upon making available the contracting of “TIM Agenda” service (VAS), via SMS, without providing consumers with prior knowledge of contract content or price, as well as including automatic subscription renewal in the contract. TIM filed an administrative appeal, which is awaiting judgment.

TIM filed an annulment action against ANATEL, whereby it argued that the collection of a 2% surcharge on interconnection revenues should be annulled, amounting to R$34,181. A lower court decision is still pending.

TIM filed an annulment action against ANATEL regarding payment for extension of radiofrequency use rights linked to the provision of SMP services on interconnection and value added services (VAS) revenues, in the updated amount of R$20,877. According to the decision rendered, the lawsuit became prejudice, since the payment of 2% on VAS and interconnection had already been analyzed in Action for Payment in Court No. 0020904.41.2012.4.01.3400. TIM filed an appeal on the merits of the case, the judgment of which is still pending.

TIM filed an annulment action against ANATEL regarding PADO No. 53500.013494/2008, which charges an administrative fine of R$13,310 for alleged non-compliance with service quality targets regarding the period from October 2007 to December 2008. No lower court decision has been handed down.

TIM filed an action for annulment against the assessment issued by the PROCON/DF, in the amount of R$3,688, in an administrative proceeding intended to investigate alleged violations to the Consumer Defense Code (Law 8078/90), the SAC Decree (Law 6523/2008) and pricing rules (Law 10962/2004). TIM filed an interlocutory appeal for suspension of the enforceability of the debit. There has been no decision by the lower courts.

TIM is a defendant in a lawsuit for moral damages filed by an Individual currently in progress in the Judicial District of Jales, State of São Paulo. The plaintiff is claiming moral damages and challenging the quality of the company’s services. The lower court sentenced TIM to the payment of damages in the amount of R$6 to the plaintiff and R$5,000 for social damages in favor of two hospitals in the region. The judgment of the innominate appeal is still pending. A favorable ruling was issued in Case No. 12.062/GO - STJ in which the possibility was argued of applying social damages, with the decision sentencing TIM to pay an indemnity of R$5,000 for damages being overruled.

Among the lawsuits of Intelig classified as a possible risk, worthy of note are:

The collection lawsuit filed by Orolix Desenvolvimento de Software Ltda., which is requesting the amount of R$5,433 based on alleged breach of contract. The case records are currently under expert investigation, and there is still no decision from the lower court.

Intelig was involved in a creditor’s action filed by Editora JB/Gazeta Mercantil, as there was an understanding regarding creation of an economic group with the companies belonging to the Docas Group. As a result, it was decided to freeze Interlig’s accounts amounting to R$3,942. Intelig filed an interlocutory appeal which was rejected. Intelig appealed this decision via a motion for clarification, which was rejected. A decision by the court regarding the admissibility of a special appeal is awaited.

e.1.4. Social and environmental claims

On December 12, 2014, notice of determination No. 420/14 was drawn up by the Municipal Environment Department of Altamira, in the State of Pará, regarding the alleged installation and operation of a Radio Base Station in the municipality without the relevant environmental license for a period of two years. A fine was drawn up amounting to R$4,000. On December 31, 2014, TIM filed a defense in the administrative proceedings, and the evaluation of the environmental body is still being awaited. A ruling was issued in favor of reducing the fine to R$100, and a payment form has now been issued.

e.2.

Labor claims

e.2.1. Labor claims

A significant percentage of the existing proceedings relate to organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (Call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 employees, including in-house staff and outsourced personnel.

Case record 01102-2006-024-03-00-0 refers to a public civil action filed by the Labor District Attorney’s Office of the 3rd Region, in the State of Minas Gerais, which alleged irregular outsourcing practices and contained a formal request for collective moral damages. A judgment was rendered and published on April 16, 2008, in which the first degree acting judge ruled the Labor District Attorney’s Office claims as partially valid, recognizing irregular outsourcing and collective moral damages. An appeal was filed against this decision, and was dismissed on July 13, 2009. Prior to filing the aforementioned appeal, TIM Celular filed a writ of mandamus to prevent immediate compliance of the coercive acts imposed by the sentence. In view of the appeal filed, the writ of mandamus lost its purpose.

In order to obtain staying effects for its appeal, TIM Celular filed an innominate writ of prevention, which was dismissed without prejudice. In order to reverse the decision of the Regional Labor Court of the 3rd Region, TIM Celular filed an appeal against abusive acts of the judge with the Superior Labor Court, and obtained a favorable decision, which reversed the Court of Appeals` decision. A motion for clarification was filed, but dismissed. On September 16, 2009, a motion to review was filed, which is pending judgment by the TST (Higher Labor Court). An appeal was filed with the Federal Supreme Court (STF) and a decision is being awaited.

As a result of the above mentioned Public Civil Action in Minas Gerais, the Labor District Attorney’s Office of the Federal District filed case number 1218-2009-007-10-00-8 (Public Civil Action), alleging irregular outsourcing practices and a formal request for collective moral damages. The action was ruled groundless, establishing that, as a result of the General Telecommunications Law, all outsourcing in the telecommunications sector is legal. The Labor District Attorney’s Office filed an Ordinary Appeal with the Regional Labor Court (TRT) of the 10th Region in March/2010, the decision of the 1st instance being maintained, namely that the intention of the Labor District Attorney’s Office is without foundation. Dissatisfied with the decision, the District Attorney’s Office filed for a review, which is still waiting to be heard by the TST.

A group of actions have been filed in the State of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees` work cards. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash.

It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former Gazeta Mercantil, Jornal do Brasil and JB Editora employees who have filed claims requesting inclusion of Holdco or TIM Participações as defendants, with later payment of damages. We point out that the plaintiffs were employees of the company Gazeta Mercantil, Jornal do Brasil and JB Editora, without any employment ties with Holdco or TIM Participações. It should be stressed that prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil and Jornal do Brasil is part.

e.2.2. Social Security

In São Paulo TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing amounting to R$4,713. The subsidiary filed its administrative defense, but on September 16, 2009, a decision was rendered which upheld the assessment notice. On October 5, 2009, an administrative appeal was filed, but the assessment was upheld. On account of the final decision on the assessment at the administrative level, an action was filed for reversal of the assessment, and a decision is now awaited.

In May 2006, TIM Celular was assessed under tax assessment notice No. 35611926-2 for social security contributions that were allegedly due in connection with the following: (i) hiring bonus; (ii) non-adjusted bonus; (iii) payments to self-employed persons; and (iv) sales incentives. The company filed an administrative defense but this did not reverse the tax assessment (decision - assessment) for undergoing the entry. In an attempt to get this decision reversed, TIM Celular filed an appeal with the Ministry of Finance’s Taxpayers’ Council, which is now pending judgment.

Intelig in Rio de Janeiro received Tax Assessments for Entry of Debits regarding alleged irregularity in the payment of social security contributions levied on the following cases: (i) profit sharing; (ii) retention of 11% on service agreements; (iii) failure to deduct and pay on management’s fees and (iv) failure to properly fill out the GFIP. Administrative defense was presented, with an unfavorable outcome (decision-notification) for undoing the entry. In order to have this decision changed, Intelig filed an appeal with the Taxpayers Commission of the Ministry of Finance, which upheld the assessment. On account of the final decision on the assessment at the administrative level, involving the retention of 11% in service agreements, a legal action was filed to have the assessment reversed.

e.3. Taxes

e.3.1.Federal Taxes

The principal issues under dispute, relating to assessments issued by the tax authorities, are as follows:

(i)

Amortization of deferred assets arising from goodwill paid on the acquisition of mobile phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other effects and the disallowance of set-offs and estimated deductions paid, allegedly improper use of SUDENE benefits caused by lack of formalization on this benefits on Federal Revenue Department (RFB) and failure to pay the IRPJ and CSLL amounts due by estimative.

The original amount of R$1,310,852 is classified as a possible loss.

(ii)

Method of offsetting tax losses and negative bases. The original amount involved, classified as a possible loss, is R$85,135.

(iii)

 Collection of CSLL on monetary variations for swap transactions. The original amount, classified as a possible loss, is R$35,662.

(iv)

 Payment of IRRF on revenues from overseas residents, including those remitted for international roaming and payment to unidentified beneficiaries, as well as collection of CIDE on royalties remitted overseas, including remittances for international roaming.

The original total amount involved is R$236,962, of which the original amount of 151,763 is classified as a possible risk, and the original amount of R$3,395 is classified as a probable risk. The updated value of this is R$3,980, with the original amount of R$81,804 being reclassified as remote. For Intelig, the original amount, classified as a possible risk, is R$33,722.

(v)

Charge of IRPJ, PIS/COFINS and CSLL for the non-approval of credits for withholding tax on financial investments and negative IRPJ balance used to set off against CSLL and COFINS, and partial approval of a request for registration of a borrowing under Law  9.718/98. The original amount involved, classified as a possible risk, is R$249,519.

e.3.2. State Taxes

The principal issues under dispute relate to questioning by the state treasury authorities of alleged failure to pay ICMS, improper credits, failure to meet ancillary obligations and other aspects judged to be improper, in respect of:

(i)

Payment of tax on the supply of telecommunications services, the sale of cell phones and top up credits for the prepaid service.

Proceedings being heard in the States of SC, PR and PB. The original amount involved, classified as a possible risk, is R$67,320.

(ii)

 ICMS credits booked and debits reversed as well as identification and supporting documentation for amounts and information passed to customer bills, such as tax rates and credit granted.

Proceedings being heard in the States of BA, CE, SP, MT, PB, MG, PR and RJ. The original amount, classified as a possible risk, is R$616,706.

In the case of Intelig, under the above headings, there is a proceeding being heard in the State of SP. The original amount involved, classified as a possible risk, is R$18,594.

(iii)

 Taxation of international roaming services. Proceedings being heard in the State of RJ for an original amount of R$25,567, which is classified as a possible risk.

(iv)

 Credits booked for the return of cell phones on free borrowing. Proceedings being heard in the State of SP. The original amount, classified as a possible risk, is R$20,358.

(v)

 Failure to include conditional discounts offered to customers in the ICMS calculation base, and a fine for alleged failure to comply with related ancillary obligations, including failure to submit register 60i of the SINTEGRA file.

Proceedings being heard in the States of SP and MG. The original amount involved, classified as a possible risk, is R$1,269,537.

(vi)

 Lack of payment due to an allegedly improper reversal of debits, undue use of credits arising from transactions subject to the tax substitution regime, reconciliation of the tax control register with the related ancillary obligations (electronic data file for services provided, pursuant to Agreement 115/2003), proper registration of goods inwards and outwards, as well as and rejection of request to offset credit against a specific ancillary obligation (ICMS Information and Calculation Guide - GIA).

Proceedings being heard in the States of SP and BA. The original amount, classified as a possible risk, is R$144,371.

(vii)

 Formalities in registers of movements of goods, chiefly prior to the date when the Tax Substitution regime was introduced.

Proceedings being heard in the States of SP, BA and CE. The original amount, classified as a possible risk, is R$197,958.

(viii)

Use of tax benefit (Program for Promoting the Integrated Sustainable Economic Development of the Federal District - PRÓ-DF) granted by the tax authority itself, but subsequently declared unconstitutional and alleged undue credit of ICMS on interstate purchases of goods with tax benefits granted in the State of origin.

Proceedings being heard in the State of SP and in the DF. The original amount, classified as a possible risk, is R$698,898.

(ix)

Failure to deduct tax on network lease of means operations where the tax originally deferred was allegedly not paid in the subsequent phase, pursuant to Agreement 128/98.

Proceedings being heard in the State of PE. The original amount, classified as a possible risk, is R$87,550.

(x)

 Liability for ICMS and FECOP (State Anti-Poverty Fund) on fixed asset purchases and other transactions and on the provision of telecommunications services in specific cases determined by the law.

Proceedings being heard in the States of RN and BA. The original amount, classified as a possible risk, is R$67,941.

(xi)

Use of credit to purchase electricity for the companies’ production processes.

Proceedings being heard in the States of PR, PE, RJ, SP, CE, PB and BA. The total original amount involved is R$193,704, with the original amount of R$151,926 being classified as a possible risk. The original amount of R$41,778 has been reclassified as remote.

(xii)

Credit reversal and late use of credit for purchase of fixed assets.

Proceedings being heard in the States of SP, RS, RJ, PB, PR and BA. The original amount, classified as a possible risk, is R$595,822.

(xiii)

Cancellation of telecommunications service due to improper invoicing/subscription fraud, and alleged incorrect use of credit and duplication of ICMS.

Proceedings being heard in the State of SP. The original amount, classified as a possible risk, is R$17,568.

e.3.3. Municipal Taxes

The principal issues are: (i) alleged non-payment of ISS on the following services: technical programming, administrative plan cancellation service, telephone directory support, supply of data and information and network infrastructure sharing. Proceedings being heard in the Municipality of Rio de Janeiro; and (ii) payment of ISS and of a punitive fine for failure to pay the alleged tax on various revenue accounts of the Company.

Proceedings being heard in the Municipality of SP. The original amount, classified as a possible risk, is R$186,858.

e.3.4. FUST – Telecommunications Services Universalization Fund

Collection of FUST contribution as from the issue by ANATEL of Ruling No. 07/2005, relating primarily to the payment of the FUST contribution on interconnection revenues earned by telecommunications service providers, as from the effective date of Law No. 9998/2000.

The original amount, classified as a possible risk, is R$1,035,672 for TIM Celular and R$86,369 for Intelig.

e.3.5. FUNTTEL – Telecommunications Technical Development Fund

Payment of the FUNTTEL contribution principally on interconnection revenues, as described in item “e.3.4” above. The original amount, classified as a possible risk, is R$343,583 for Tim Celular and R$25,678 for Intelig.

e.4. Regulatory

On obtaining an extension of the period of authorization for the use of SMP-related radio frequencies, the subsidiary TIM Celular became liable for the contractual payments on net revenues from the service plans sold under the terms of each authorization. Since 2011, however, Anatel has also been including in the calculation base for this liability the revenues from interconnection and, since 2012, the revenues from Value Added Services. The Company’s position is that these revenues should not be included, since this is not specifically stated in the original Instrument of Authorization. Administrative appeals were therefore lodged against these payments, and if they are unsuccessful appeals will be filed in the courts. On March 31, 2015, and December 31, 2014, TIM Celular had overdue and disputed administrative and legal proceedings amounts, related to authorizations renewal that reaches R$113 million.

In November 2012 Anatel published Ruling No. 13/2012, in which the Governing Council of the Agency expresses its understanding that “The calculation base for the amount payable for renewal of the right to use radio frequencies, granted under the Instrument of Authorization for the supply of Personal Mobile Services (SMP), includes, among other things, revenues from interconnection, additional facilities or amenities, and operating revenues from the provision of SMP.” Accordingly, on December 21, 2012, TIM submitted to Anatel a Request for the Annulment of Ruling No. 13/2012. This request was denied in December 2014, and TIM submitted a Request for Reconsideration on February 9, 2015.

Also in relation to the liability on radio frequency renewals, the subsidiary TIM Celular has filed an administrative proceeding challenging the legality of Anatel’s collection supplementary amounts, since 2013, for earlier calculation periods. In the courts, it has obtained a favorable decision at the first instance rejecting the inclusion of interconnection revenues in the calculation base; Anatel is currently appealing this decision.

In view of the renewals of authorization for the use of radio frequencies, the subsidiary was ordered by Anatel, improperly in its opinion, to pay the new Facilities Inspection Fee (TFI) for all its licensed radio base and mobile stations, even though all of them have already been licensed, of operation in the areas where it provides services, in the amounts shown in the following table:

State	Instrument of Authorization	Expiry date	Act	Amount
Paraná (except the municipalities of Londrina and Tamarana)	002/2006/PVCP/SPV	09/03/2022	57.551 of 04/13/2006	R$80,066
Santa Catarina	074/2008/PVCP/SPV	09/30/2023	5.520 of 09/18/2008	R$54,026
Municipality and region of Pelotas in Rio Grande do Sul	001/2009/PVCP/SPV	04/14/2024	1.848 of 04/13/2009	R$333
Ceará	084/2008/PVCP/SPV	11/28/2023	7.385 of 11/27/2008	R$41,728
Alagoas	085/2008/PVCP/SPV	12/15/2023	7.383 of 11/27/2008	R$20,038
Rio Grande do Norte	087/2008/PVCP/SPV	12/31/2023	7.390 of 11/27/2008	R$19,844
Paraíba	086/2008/PVCP/SPV	12/31/2023	7.386 of 11/27/2008	R$15,020
Piauí	088/2008/PVCP/SPV	03/27/2024	7.389 of 11/27/2008	R$13,497
Pernambuco	089/2008/PVCP/SPV	05/15/2024	7.388 of 11/27/2008	R$54,000
Bahia and Sergipe	412/2012/PVCP/SPV	08/06/2027	3.833 of 07/06/2012	R$110,803
Minas Gerais	172/2013/PVCP/SPV	04/07/2028	710 of 01/30/2013	R$185,647

The new demand for payment of TFI is not supported by the current legislation, in the Company’s view, and accordingly it has been challenged at the administrative level, but it was refuted by Anatel after completion of the administrative proceeding is being treated on legal level, where a favorable injunction has been obtained suspending execution of payment until a final ruling is issued on the case.

Asset retirement obligations

The changes in the obligations deriving from future asset retirement are set forth below:

	Consolidated

	03/2015	12/2014
	(3 months)	(12 months)

Opening balance	286,275	299,813

Additions, net of write off	(14,092)	(21,453)
Monetary restatement	1,927	7,915

Closing balance	274,110	286,275

The provision is recorded based on the following assumptions:

•

the unitary dismantling costs are estimated, taking into account the services and materials involved in the process. The estimate is prepared by the network department based on the information currently available;

•

a timetable for the dismantling is estimated based on the useful life of the assets and the estimated initial costs are allocated through this timetable updated by the expected inflation rate. The expected inflation rate is aligned with the projections prepared by the main market participants; and

•

the rate used to discount the cash flows is the average debt cost, that was 11.11% p.a. at March 31, 2015 (9.98% p.a. at December 31, 2014).

Shareholders’ equity

a

Paid-up Capital

The Company is authorized to increase its capital upon resolution by the Board of Directors, without amending the bylaws, up to the limit of 4,450,000,000 common shares.

The subscribed and paid-up capital is represented as follows:

	03/2015	12/2014

Value paid up	9,913,415	9,913,415
(-) Funding costs	(47,117)	(47,117)
Net value paid-up	9,866,298	9,866,298

Number of common shares	2,421,032,479	2,421,032,479

At meetings held on September 5, 2014 and October 6, 2014 the Board of Directors of TIM Participações approved the increase of paid-in capital of R$19,301 and R$7,227, respectively, by issuing 2,503,353 and 896,479 new common shares arising from the exercise of call options by the beneficiaries of the company’s Long-Term Incentive Plan in that order (see Note 29).

b

Capital reserves

The use of capital reserves is according to the provisions of Article 200 of Law No. 6404/76. These reserves are comprised as follows:

	03/2015	12/2014

Special goodwill reserve	380,560	380,560
Stock options	17,928	16,372
Tax benefit reserve	947,538	947,538
	1,346,026	1,344,470

Special goodwill reserve

The special goodwill reserve arose from the following transactions:

(i)

Takeover of the former subsidiaries TIM Sul and TIM NE - acquisition of minority shares

In 2005 the Company acquired all the shares held by the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At that time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between market value and the shares negotiated.

When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company having adopted IFRS, to consider the balances previously reported to the parent company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações S.A. at that time, recording goodwill amounting to R$157,556.

(ii)

Acquisition of the shares of Holdco - purchase of Intelig

On December 30, 2009, the Special General Meeting of TIM Participações S.A. approved the takeover of Holdco, a company that held 100% of the equity of Intelig by TIM Participações. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former BR GAAP, the acquisition was recorded at the net book value of the assets acquired on the base date November 30, 2009.

When IFRS was first adopted, the acquisition was recorded based on balances at December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações on December 30, 2009, amounting to R$739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$516,725) created goodwill against capital reserves of R$223,004.

Stock options

The balances recorded in these items represent the expenses of the Company and its subsidiaries for the stock options granted to their employees (Note 29).

Tax benefit reserve

TIM Celular enjoys tax benefits that provide for restrictions in the distribution of profits of this subsidiary. According to the legislation that establishes such tax benefits, the amount of taxes waived as a result of exemptions and reductions in the tax charge may not be distributed to shareholders and must be registered as a tax incentive reserve of the legal entity. This reserve should only be used for absorption of losses or capital increase. The accumulated amount of benefits which TIM Celular enjoyed at March 31, 2015 and December 31, 2014 was R$947,538.

c

Revenue reserves

Legal reserve

This refers to 5% of profit for every year ended December 31, until the legal reserve equals 20% of capital. Additionally, the Company is authorized to stop setting up a legal reserve when, together with the capital reserves, it exceeds 30% of capital stock. This reserve can be used only for capital increase or offsetting of accumulated losses.

Statutory reserve for expansion

This reserve is set up based on paragraph 2, Article 46 of the Company’s bylaws and Article 194 of Law No. 6404/76, and is intended for the expansion of the corporate business.

The balance of profits that are not compulsorily allocated to other reserves and that is not allocated for the payment of dividends, is allocated to this reserve, which may not exceed 80% of the capital. Once this limit is reached, it is incumbent on the shareholders’ meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

d

Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Law.

As stipulated in its latest bylaws approved on December 12, 2013, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, equivalent to 25% of the adjusted profit.

At December 31, 2014, the dividends were calculated as follows:

12/2014

Profit for the year	1,546,419
(-) Legal reserve constitution	(77,322)
Adjusted profit	1,469,097

Dividends to be distributed
Minimum dividends calculated considering 25% of the adjusted profit
367,274

Dividends per share (Reais per share)	0.1518

The balance of dividends payable as at March 31, 2015 consists of the minimum dividend amount, as per the above calculation, in addition to the amounts from previous years of R$53,671 (R$53,728 in 2014).

Stock options

2011-2013 Plan

At the annual meeting on August 5, 2011, the shareholders of TIM Participações S.A. approved the long-term incentives plan for senior management and key executives of the Company and its subsidiaries.

The exercise of options depends on the simultaneous achievement of two performance targets: (1) an increase in the price of the common shares of TIM Participações; and (2) performance of the share price of TIM Participações against a benchmark defined by TIM’s Management and composed of shares of other telecommunications, technology and media companies.

Stock options are effective for 6 years, and the Company has no legal or informal obligation to repurchase or settle the options in cash.

•

2011 Grant

Regarding the 2011 Grant, one third of the options could have been exercised by the end of July 2012. However, at the end of July 2013, two thirds of the options could not be exercised as the minimum performance conditions accumulated between 2011 and 2013 were not met. At the end of the first semester of 2014, two thirds could be exercised. The performance conditions of this grant were measured over the 2012-2014 three-year period, with measurements made in July of each year.

The exercise value on the grant date (08/05/2011) of options granted was calculated by taking the weighted average price of TIM Participações S.A. shares. This average takes into account the volume traded and the trading price of TIM Participações shares during the 30-day period preceding 07/20/2011 (the date on which the Board of Directors approved the benefit).

On 08/05/2011, options were granted for the purchase of 2,833,596 shares. As at December 31, 2014, all the 1,532,132 vested options had been exercised. The remaining 1,301,464 options are considered to have lapsed, since the minimum eligibility conditions provided for in the Plan had not been fulfilled.

As at March 31, 2015, there were no vested options outstanding.

The significant items included in the model were: weighted average share price of R$8.31 on the grant date, exercise price of R$8.84, volatility of 51.73% p.a., anticipated option life of 6 years and a risk-free interest rate of 11.94% p.a. Volatility was measured on the basis of the price of TIM common shares over a period of 6 years.

•

2012 Grant

Regarding the 2012 Grant, one third of the options could not be exercised at the beginning of September 2013 due to non-compliance with the minimum performance conditions. Two thirds could be exercised at the beginning of September 2014. Three thirds may be exercised at the beginning of September 2015, provided the minimum performance conditions are complied with. The performance conditions for this grant are measured in the 2013-2015 three-year period, with the measurement calculated in July and August of each year.

The exercise value on the grant date (09/05/2012) of options granted was calculated by taking the weighted average price of TIM Participações S.A. shares. This average took into account the volume traded and the trading price of TIM Participações shares during the period 07/01/2012 to 08/31/2012.

On 09/05/2012, options were granted for the purchase of 2,661,752 shares. On March 1, 2015, there were 153,670 vested options. There are still 671.091 unvested options, which will have to await the next calculation window for a definition of the exercise terms.

The significant items included in the model were: weighted average share price of R$8.96 on the grant date, volatility of 50.46% p.a., anticipated option life of 6 years and a risk-free interest rate of 8.89% p.a. Volatility was measured on the basis of the price of TIM common shares over a period of 6 years.

•

2013 Grant:

With regard to the 2013 Grant, one third of the options could be exercised by the end of July 2014, two thirds may be exercised at the end of July 2015 and three thirds may be exercised at the end of July 2016, provided the minimum performance conditions are met. The performance conditions of this grant are measured in the three-year period from 2014 to 2016, and the measurement is made in July of each year.

The exercise value on the grant date (07/30/2013) of options granted was calculated by taking the weighted average price of TIM Participações S.A. shares. This average took into account the volume traded and the trading price of TIM Participações shares during the 30-day period preceding 07/20/2013.

On 07/30/2013, options were granted for the purchase of 3,072,418 shares. On March 1, 2015, there were no vested options. There are still 1.971.900 unvested options, which will have to await the next calculation window for a definition of the exercise terms.

The significant items included in the model were: weighted average share price of R$8.13 on the grant date, volatility of 48.45% p.a., anticipated option life of 6 years and a risk-free interest rate of 10.66% p.a. Volatility was measured on the basis of the price of TIM common shares over a period of 6 years.

2014-2016 Plan

On April 10, 2014, a General Meeting of the shareholders of TIM Participações S.A. approved a new long-term incentive plan for senior management and people holding key positions in the Company and its subsidiaries.

The exercise of these options is not conditional on the attainment of specific performance targets.

The options are for a period of 6 years. The company has no legal or implicit obligation to repurchase the options or to settle them in cash.

•

2014 Grant

The performance conditions for the 2014 Grant will be measured over the three-year period 2015 to 2017, with measurement being carried out over the 30 days preceding the date defined by the Board of Directors (September 29 of each year).

On the grant date (09/29/2014), the exercise price of the options granted was calculated using the weighted average share price of TIM Participações S.A. Such average took into account the trading volume and trading price of the shares of TIM Participações over the 30 days preceding the date determined by the Board of Directors (September 29, 2014).

On 09/29/2014, options were granted representing the right to purchase 1,456,353 shares. As at March 31, 2015, there were no vested shares.

The significant data included in the model were: the weighted average share price (base price) of R$13.42 on the grant date, volatility of 44.6% p.a., a 6-year expected option life and a risk-free annual interest rate of 10.66% p.a. Volatility was calculated based on the price of the common shares of TIM over a period of 6 years.

Using the accrual basis of accounting, the expenses related to the long-term benefit plan are being accounted for on a monthly basis and, at the end of the quarter, totaled R$1,556.

Net operating revenue

	Consolidated

	03/2015	03/2014

Service revenue - Mobile
Subscription and use	2,584,224	2,801,736
Network use	475,267	775,304
Long distance	722,486	814,990
VAS - Additional services	1,825,718	1,499,538
Others	98,281	67,277
	5,705,976	5,958,845

Service revenue - Landline	236,135	221,598
Service revenue	5,942,111	6,180,443

Goods sold	877,859	862,622
Gross operating revenue	6,819,970	7,043,065

Deductions from gross revenue
Taxes	(1,642,364)	(1,625,031)
Discounts given	(594,229)	(678,975)
Returns and others	(36,665)	(36,835)
	(2,273,258)	(2,340,841)

Total net revenue	4,546,712	4,702,224

Cost of services provided and goods sold

	Consolidated

	03/2015	03/2014

Personnel	(23,157)	(18,669)
Third party services	(114,905)	(107,816)
Interconnection and means of connection	(775,126)	(971,471)
Depreciation and amortization	(620,140)	(570,783)
ANATEL fees	(3,668)	(3,337)
Rentals and insurance	(115,757)	(104,534)
Others	(4,643)	(7,320)
Cost of services provided	(1,657,396)	(1,783,930)

Cost of goods sold	(657,457)	(645,844)
	(2,314,853)	(2,429,774)

Sales expenses

		Consolidated

	03/2015	03/2014

Personnel	(162,478)	(148,474)
Third party services	(540,892)	(538,500)
Advertising and publicity	(158,343)	(151,383)
Allowance for doubtful accounts	(56,541)	(76,103)
ANATEL fees	(255,601)	(257,991)
Depreciation and amortization	(40,282)	(40,300)
Rentals and insurance	(20,978)	(23,243)
Others	(8,215)	(9,079)
	(1,243,330)	(1,245,073)

General and administrative expenses

	Parent company		Consolidated

	03/2015	03/2014	03/2015	03/2014

Personnel	(2,715)	(2,698)	(68,069)	(60,624)
Third party services	(547)	(2,522)	(116,198)	(123,434)
Depreciation and amortization	-	-	(66,873)	(40,820)
Rentals and insurance	(51)	(49)	(16,002)	(15,574)
Others	(790)	(376)	(10,985)	(10,845)
	(4,103)	(5,645)	(278,127)	(251,297)

Other revenues (expenses), net

	Parent company		Consolidated

	03/2015	03/2014	03/2015	03/2014

Revenues
Subsidy grant income, net	-	-	4,667	2,880
Fines on telecommunications services	-	-	9,467	5,430
Other revenues	38	-	4,468	786
	38	-	18,602	9,096
Expenses
FUST/FUNTTEL	-	-	(48,484)	(48,456)
Taxes, fees and contributions	-	-	(362)	(417)
Provision for legal and administrative proceedings, net of reversal	(381)	-	(64,710)	(64,556)
Other expenses	(4)	(5)	(3,243)	(6,362)
	(385)	(5)	(116,799)	(119,791)

Amortization of authorizations	-	-	(84,004)	(78,410)
	(385)	(5)	(200,803)	(198,201)

Other expenses, net	(347)	(5)	(182,201)	(189,105)

Finance income

	Parent company		Consolidated
	03/2015	03/2014	03/2015	03/2014

Interest on financial investments	1,202	383	119,810	104,272
Interest received from clients	-	-	15,647	12,634
Swap interest	-	131	11,995	16,989
Interest on leasing	-	-	5,810	-
Monetary restatements	223	-	11,865	8,749
Exchange variation	6	41	523,878	14,802
Other revenue	-	-	2,357	835
	1,431	555	691,362	158,281

Finance expenses

	Parent company		Consolidated
	03/2015	03/2014	03/2015	03/2014

Interest on borrowings and financing	-	-	(57,082)	(72,238)
Interest paid to suppliers	-	-	(30,055)	(22,192)
Interest on taxes and fees	(2)	(3)	(6,640)	(1,815)
Swap interest	-	-	(75,838)	(18,099)
Interest on leasing	-	-	(11,170)	(10,646)
Monetary restatement	(31)	(6)	(37,598)	(24,606)
Discounts granted	-	-	(15,319)	(18,306)
Exchange variation	(23)	(12)	(522,046)	(16,205)
Other expenses	(106)	(113)	(13,352)	(10,009)
	(162)	(134)	(769,100)	(194,116)

 Income tax and social contribution expenses

		Consolidated

	03/2015	03/2014
Current income tax and social contribution
Income tax for the period	(41,506)	(110,979)
Social contribution for the period	(15,466)	(41,119)
Tax incentive – SUDENE/SUDAM (*)	22,997	20,273
	(33,975)	(131,825)
Deferred income tax and social contribution
Deferred income tax	(73,823)	(34,693)
Deferred social contribution	(26,577)	(12,490)
	(100,400)	(47,183)

Provision for income tax and social contribution contingencies	(3,387)	-

	(137,762)	(179,008)

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the statement of income is set forth below:

	Parent Company		Consolidated

	03/2015	03/2014	03/2015	03/2014

Income before income tax and social contribution	312,701	372,132	450,463	551,140

Combined tax rate	34%	34%	34%	34%
Income and social contribution taxes at the combined tax rate	(106,318)	(126,525)	(153,157)	(187,388)

(Additions)/exclusions:
Unrecognized tax losses and temporary differences	(1,037)	(1,778)	(3,102)	(8,415)
Income from equity accounting	107,400	128,303	-	-

Permanent additions and exclusions
Undeductible donations	-	-	(533)	(1,761)
Undeductible fines	(45)	-	(1,229)	(1,415)
Losses accounts receivable – Co billing	-	-	(1,604)	(3,392)
Others permanent additions and exclusions	-	-	(382)	(177)
Tax incentive – SUDENE/SUDAM	-	-	22,997	20,273
Other amounts	-	-	(752)	3,267
	106,318	126,525	15,395	8,380
Income tax and social contribution charged to income for the period	-	-	(137,762)	(179,008)

According to Article 443, item I, of Decree 3000/1999, to subsidies for investments not to be considered within the taxable income, they must be recorded as capital reserves, to be used only to absorb losses or increase the share capital. The subsidiary TIM Celular has tax benefits compliant to these rules.

The Company analyzed the potential tax impacts related to the dividends distribution in excess of amounts calculated according to the accounting practices in effect in Brazil as at December 31, 2007 (previous date in relation to the application of Law 11.638/07). The maximum effect of the adoption of Provisional Measure 627/13, converted into Law no 12973/14 would not produce relevant impacts for the Company, the reason why it will not opt for the application of the referred rule as from 2014. This procedure is in accordance with articles 75 and 96 of Law 12.973/14. For 2015, the Company has taken all the measures necessary to comply with the new rule.

Earnings per share

(a)

Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the Company by the weighted average number of shares issued during the period.

	03/2015	03/2014

Income attributable to shareholders of the company	312,701	372,132

Weighted average number of common shares issued (thousands)	2,420,237	2,416,837

Basic earnings per share (expressed in R$)	0.1292	0.1540

(b)

Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares.

	03/2015	03/2014

Income attributable to shareholders of the company	312,701	372,132

Weighted average number of common shares issued (thousands)	2,420,965	2,418,799

Diluted earnings per share (expressed in R$)	0.1292	0.1539

Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets

	03/2015	12/2014

Telecom Argentina Group (1)	2,937	2,843
Telecom Italia Sparkle (1)	10,948	7,282
Lan Group (4)	5,678	6,345
TIM Brasil (6)	2,457	2,458
Others	674	674
Total	22,694	19,602

	Liabilities

	03/2015	12/2014

Telecom Italia S.p.A. (2)	31,681	31,095
Telecom Argentina Group (1)	908	1,246
Telecom Italia Sparkle (1)	25,241	14,638
Italtel (3)	26,174	36,849
Lan Group (4)	5,618	3,094
TIM Brasil (6)	3,804	3,780
Others	5,613	3,683
Total	99,039	94,385

	Revenue
	03/2015	03/2014

Telecom Italia S.p.A. (2)	844	694
Telecom Argentina Group (1)	2,087	3,695
Lan Group (4)	315	92
Telecom Italia Sparkle (1)	1,844	2,931
Total	5,090	7,412

	Costs/Expenses
	03/2015	03/2014

Telecom Italia S.p.A. (2)	708	693
Telecom Italia Sparkle (1)	9,854	5,061
Telecom Argentina Group (1)	598	744
Lan Group (4)	9,392	9,317
Generali (5)	83	3,184
Others	23	-
Total	20,658	18,999

(1)

These amounts refer to roaming, value-added services (VAS), assignment of means and international voice data - wholesale. The “Telecom Argentina Group” consists of the companies Telecom Personal, Telecom Argentina and Nucleo.

(2)

These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).

(3)

The amounts refer to the development and maintenance of software used in invoicing telecommunications services.

(4)

The amounts refer to the lease of links and EILD, lease of means (submarine cables) and signaling services.

(5)

The amounts refer to insurance coverage taken out for operating risks, civil liability and health insurance among others.

(6)

The amounts refer mainly to judicial deposits related to civil proceedings.

The balance sheet account balances are recorded in the following groups: accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

Management Compensation

Key management personnel include statutory officers and the Board of Directors. Compensation of key management personnel for services rendered is shown below:

	03/2015	03/2014

Salaries and other short-term benefits	3,242	2,716
Share-based payments	834	1,036
	4,076	3,752

Transactions with Telefónica Group

On April 28, 2007, Assicurazioni Generali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefónica S.A., entered into an agreement to hold, through the holding Telco S.p.A (“Telco”), 23.6% of the voting capital of Telecom Italia S.p.A., the indirect parent company of TIM Participações. This transaction was approved by ANATEL on November 5, 2007 together with certain restrictions on the rights of Telefónica S.A. to guarantee absolute segregation of businesses and operations performed by the Telefónica and TIM groups in Brazil.

Subsequently, in April 2010, as a condition for the approval of the transaction by the CADE, Telco´s controlling companies signed a Performance Commitment Instrument (TCD), determining the rules of Telefónica participation on Telecom Italia deliberations and its governance restrictions on the subsidiary in the Brazilian market. TIM Brasil Serviços e Participações S.A, controlling company of TIM Participações, also signed this TCD agreement as stakeholder part.

On December 22, 2014, the Steering Committee of Anatel agreed with the request Telco S.p.A. split, submitted by Assicurazioni Generali S.p.A., Mediobanca S.p.A., Intesa Sanpaolo S.p.A. and Telefónica S.A., the spin-off transaction being conditional on the suspension of Telefónica’s entire political rights in Telecom Italia and its subsidiaries and revoking the monitoring commitments previously stipulated. Furthermore, Anatel ruled that any equity interest of Telefónica in Telecom Italia must be eliminated within 18 months.

The Concentration Act referring to the split was approved by CADE on March 25, 2015, conditional on Telefónica’s executing and complying with a Concentration Control Agreement (ACC), intended to facilitate Telefónica’s complete disinvestment from Telecom Italia, and setting the obligations considered necessary by the CADE to minimize any anti-trust concerns arising from this direct holding.

The companies of the TIM Group continue to operate in the Brazilian market on the same independent and autonomous basis as before the Transaction, still ensuring transparency of their transactions with the Telefónica Group in Brazil, including disclosing the total amounts and the nature of such transactions in their quarterly information.

At March 31, 2015, there were in force exclusively between TIM Group controlled by TIM Participações and the operators of the Telefónica group in Brazil agreements involving telecommunications services covering interconnection, roaming, site-sharing, infrastructure-sharing, industrial exploitation for dedicated lines, as well as co-billing long distance calls agreements all entered into on an arm’s length basis and, when applicable, considering the legislation on providing such services as shown below:

	Consolidated
	03/2015	12/2014

Assets	286,327	310,732
Liabilities	(85,620)	(75,083)

	03/2015	03/2014

Revenues	255,428	328,137
Costs/Expenses	177,760	223,934

Financial instruments and risk management

Through its subsidiaries, the Company performs non-speculative derivative transactions, to (i) reduce the exchange variation risks and (ii) manage exposure to the interest risks involved. The Company’s derivative financial transactions consist exclusively of swap contracts, and accordingly, no exotic or any other kind of derivative instrument is involved.

The Company’s financial instruments are presented, through its subsidiaries, in compliance with IAS 32 (CPC 39).

Accordingly, the major risk factors to which the Company and its subsidiaries are exposed are as follows:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring losses on unfavorable exchange rate fluctuation, which would increase the outstanding balances of borrowings taken in the market along with the related financial expenses. In order to eliminate this kind of risk, the subsidiaries enter into swap contracts with financial institutions.

At March 31, 2015, the borrowings and financing of the subsidiaries indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to earnings of the subsidiaries.

Besides the borrowings taken by the subsidiaries, which involve swap contracts, no other significant financial assets are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

•

the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI). As at March 31, 2015, the parent company TIM Celular has no swap transactions linked to the TJLP.

•

the possibility of unfavorable changes in interest rates would result in higher finance costs for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, at March 31, 2015, the subsidiaries’ financial funds were invested in Interbank Deposit Certificates (CDI) and this considerably reduces such risk.

(iii) Credit risk inherent to the provision of services

This risk involves the possibility of the subsidiaries incurring losses arising from difficulties in collecting the amounts billed to subscribers. To minimize this risk the subsidiaries engage in preventive credit analysis of all requests submitted by the sales area and monitor the accounts receivable from subscribers, freezing the ability to use the services, among other actions, in case customers do not pay their debts. No customers contributed with more than 10% of the net account receivables for services rendered at March 31, 2015 and December 31, 2014 or services revenue on three month-periods ended on March 31, 2015 and March 31, 2014..

(iv) Credit risk inherent to the sale of handsets and prepaid telephone cards

The policy of the subsidiaries in selling handsets and distributing prepaid telephone cards is directly related to the credit risk levels acceptable during the normal course of business. The choice of partners, the diversification of the portfolio of accounts receivables, monitoring borrowing conditions, positions and order limits established for traders and the constitution of real guarantees are the procedures adopted by the subsidiaries to contain possible problems in collecting from their business partners. There are no customers that contributed with more than 10% of the net accounts receivable from sales of goods at March 31, 2015 and December 31, 2014. Nor there is any customer who individually accounted for more than 10% of accumulated sales revenue from goods up to March 31, 2015 and March 31, 2014.

(v) Financial credit risk

This risk relates to the possibility of the subsidiaries incurring losses from difficulty in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels by institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

	03/2015			12/2014
	Assets	Liabilities	Net	Assets	Liabilities	Net

Transactions with derivatives	659,233	(75,266)	583,967	510,698	(67,044)	443,654

Current portion	112,059	(64,374)	47,685	47,541	(67,044)	(19,503)
Non-current portion	547,174	(10,892)	536,282	463,157	-	463,157

The consolidated financial derivative instruments with long-term maturities at March 31, 2015 are as follows:

	Assets	Liabilities
2016	303,895	(1,433)
2017	115,451	-
2018	34,108	-
2019	16,513	(9,459)
2020 onwards	77,207	-
	547,174	(10,892)

Consolidated financial assets and liabilities valued at fair value:

03/2015
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value through profit or loss
Trading securities	40,911		40,911
Derivatives used for hedging purposes		659,233	659,233
Total assets	40,911	659,233	700,144

Liabilities
Financial liabilities valued at fair value through profit orss
Derivatives used for hedging purposes		75,266	75,266
Total liabilities		75,266	75,266

12/2014
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value through profit or loss
Trading securities	41,149		41,149
Derivatives used for hedging purposes		510,698	510,698
Total assets	41,149	510,698	551,847

Liabilities
Financial liabilities valued at fair value through profit or or loss
Derivatives used for hedging purposes		67,044	67,044
Total liabilities		67,044	67,044

The fair value of financial instruments traded on active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, equity investments of Bank Deposit Certificates (CDBs) and Repurchases (Repos) classified as trading securities.

The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•

Quoted market prices of financial institutions or dealer quotes for similar instruments;

•

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves; or

•

Other techniques, such as discounted cash flow analysis, are used to determine fair value for remaining financial instruments not comprised in the categories above.

The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on information available and on Company’s own valuation methodologies.

Financial instruments by category

The Company’s financial instruments by category can be summarized as follows:

	Consolidated

	Borrowings and Receivables	Assets valued at fair value through profit or loss	Total
At March 31, 2015
Assets, as per balance sheet
Derivative financial instruments		659,233	659,233
Trade accounts receivable and other accounts receivable, excluding prepayments	3,251,628		3,251,628
Financial assets valued at fair value through profit or loss		40,911	40,911
Cash and cash equivalents	3,550,188		3,550,188
Leasing	196,257		196,257
	6,998,073	700,144	7,698,217
Consolidated
Liabilities valued at fair value through profit or loss		Other financial liabilities	Total
At March 31, 2015
Liabilities, as per balance sheet
Borrowings		7,052,175	7,052,175
Derivative financial instruments	75,266		75,266
Suppliers and other obligations, excluding legal obligations		4,020,126	4,020,126
Leasing		332,383	332,383

75,266		11,404,684	11,479,950

	Consolidated

	Borrowings and Receivables	Assets at fair value through income	Total

At December 31, 2014
Assets, as per balance sheet
Derivative financial instruments		510,698	510,698
Trade accounts receivable and other accounts receivable, excluding prepayments	3,567,303		3,567,303
Financial assets shown at fair value through income		41,149	41,149
Cash and cash equivalents	5,232,992		5,232,992
Leasing	195,036		195,036

	8,995,331	551,847	9,547,178

	Consolidated
	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total

At December 31, 2014
Liabilities, as per balance sheet
Borrowings		6,754,419	6,754,419
Derivative financial instruments	67,044		67,044
Suppliers and other obligations, excluding legal obligations		5,402,204	5,402,204
Leasing		329,669	329,669

	67,044	12,486,292	12,553,336

Capital management

The Group’s objectives when managing capital are to safeguard the Groups ability to continue as going concern in order to provide returns to shareholders and benefits for other stakeholders, in addition to maintaining an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust its capital structure, the Company can review its policy on paying dividends, returning capital to the shareholders or also issuing new stock or selling assets to reduce its level of indebtedness, for example.

Financial risk hedge policy adopted by the Company – Synthesis

The Company’s policy states that mechanisms must be adopted to hedge against financial risks arising from borrowings taken out in foreign currency, so as to manage the exposure to the risks associated with exchange variations.

Derivative financial instruments against exchange variations must be acquired simultaneously with the closing of the debt that gave rise to that exposure. The coverage level to be taken out for this exchange exposure is 100% of the risk, both in terms of maturity date and amount.

At March 31, 2015 no types of margins or collateral apply to the Company’s or the subsidiaries’ transactions involving derivative financial instruments.

The criteria for choosing the financial institutions abide by parameters that take into account the rating provided by reliable risk analysis agencies, shareholders’ equity and concentration levels of transactions and funding.

The transactions involving derivative financial instruments entered into by the subsidiaries and outstanding at March 31, 2015 and December 31, 2014 are shown in the table below:

March 31, 2015

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
CURRENCY	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Accrual Asset Side)		Asset Side	Liability Side

USD	LIBOR X DI	BEI	Santander, CITI, MS and BOFA	1,524,624	1,523,760	100%	LIBOR 6M + 0.86% p.a.	90.07% of CDI
USD	LIBOR X DI	BNP	CITI, JP Morgan	232,150	232,150	100%	LIBOR 6M + 2.53% p.a.	97.42% of CDI
USD	LIBOR X DI	KfW	JP Morgan	323,215	323,215	100%	LIBOR 6M + 1.35% p.a.	102.5% of CDI
USD	LIBOR X DI	BOFA	BOFA	384,566	384,566	100%	LIBOR 3M + 1.35% p.a.	102.00% of CDI
USD	PRE X DI	JP Morgan	JP Morgan	160,485	160,485	100%	1.73% p.a.	101.50% of CDI
USD	PRE X DI	CISCO	Santander	273,952	273,952	100%	1.8% p.a.	92.66% of CDI

December 31, 2014

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATES
CURRENCY	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Accrual Asset Side)		Asset Side	Liability Side
USD	LIBOR X DI	BEI	Santander, CITI MS and BOFA	1,264,369	1,264,369	100%	LIBOR 6M + 0.86% p.a.	95.25% of CDI
USD	LIBOR X DI	BNP	CITI, JP Morgan	190,841	190,841	100%	LIBOR 6M + 2.53% p.a.	97.42% of CDI
USD	LIBOR X DI	KfW	JP Morgan	266,509	266,509	100%	LIBOR 6M + 1.35% p.a.	102.5% of CDI
USD	LIBOR X DI	BOFA	BOFA	318,387	318,387	100%	LIBOR 3M + 1.35% p.a.	102.00% of CDI
USD	PRE X DI	JP Morgan	JP Morgan	133,448	133,448	100%	1.73% p.a.	101.50% of CDI
USD	PRE X DI	CISCO	Santander	239,998	239,998	100%	1.8% p.a.	92.72% of CDI

		Currency	Reference Amount		Fair Value
	Subject		(Notional)
			03/2015	12/2014	03/2015	12/2014

USD exchange risk against CDI	Full hedge of exchange variation risk obtained from the banks BNP Paribas, BEI, BOFA, Cisco, KFW and JP Morgan.	BRL	2,248,471	1,901,769
Asset position					2,840,458	2,377,645
Liability position					(2,256,491)	(1,933,991)

TOTAL			2,248,471	1,901,769	583,967	443,654

In March the Company reversed two swap transactions, with Bank of America and Santander, and simultaneously entered into two new swap transactions with the same banks, with the same interest rates for the dollar base (asset side) and changing only the interest rate for the CDI base (liability side). As a result, the Company continues to have 100% cover for its currency risk on loans and financing. The simultaneous reversal and contracting of swaps resulted in (i) monetization of the positive result of MTM; (ii) reduced counterparty risk; and (iii) lowering of the CDI % (liability side).

Position showing the sensitivity analysis – effect of variation on the fair value of the swaps

In order to identify possible distortions arising from consolidated derivative financial instrument transactions currently outstanding, a sensitivity analysis was carried out taking into account three different scenarios (probable, possible and remote) and their respective impacts on results, as follows:

Description	03/2015	Probable Scenario	Possible Scenario		Remote Scenario

Debt in USD (BNP Paribas, BEI, BOFA, Cisco, KFW and JP Morgan)	(2,840,311)	(2,840,311)	(3,569,730)	4	(4,306,884)
Fair value of the asset side of the swap	2,840,311	2,840,311	3,569,730		4,306,884
Fair value of the liability side of the swap	(2,254,212)	(2,254,212)	(2,256,998)		(2,260,151)
Net exposure in the swap	586,099	586,099	1,312,732		2,046,733

As the subsidiaries only hold derivative financial instruments to hedge their respective financial debt, the variations in the scenarios are monitored from the respective subject of the hedge, thereby showing that the counterpart of the effects involving the exposure created by the swaps will be reflected in the debt. In the case of these transactions the subsidiaries disclosed the fair value of the subject matter (debt) and the derivative financial instrument of the hedge on separate lines, as shown in the sensitivity analysis position above, so as to reveal the net exposure of its subsidiaries in each of the three scenarios.

We wish to draw attention to the fact that the sole purpose of the transactions closed by the subsidiaries involving derivative financial transactions is to protect their balance sheet position. Therefore, any improvement or deterioration in their respective market values will represent an inverse movement in the corresponding installments of the financial debt contracted, which is the subject matter of the subsidiaries’ derivative financial instruments.

Our sensitivity analyses referring to the derivative financial instruments outstanding at March 31, 2015 were conducted taking into account basically the assumptions surrounding the variations in market interest rates and the variation of the US dollar used in the swap agreements. The use of those assumptions in our analyses was exclusively due to the characteristics of our derivative financial instruments, which represent exposure to interest rate and exchange variations only.

Given the characteristics of the derivative financial instruments of the subsidiaries, our assumptions basically took into account the effect i) of the variation in the CDI and; ii) variations in the US dollar used in the transactions, achieving, respectively, the percentages and quotations indicated below:

Risk variable	Probable scenario	Possible scenario	Remote scenario

CDI	12.60%	15.75%	18.90%
USD	3.2080	4.0100	4.8120

Position showing gains and losses with derivatives in the period

03/2015

USD exchange risk against the CDI	435,666
Net gains	435,666

As mentioned above, in the month of March the Company reversed two swap transactions and simultaneously entered into two new ones, with Bank of America and Santander, thus netting R$334 million in profit.

Leverage

The Group’s objectives when managing capital is to safeguard the Group ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust its capital structure the Company can review its policy on paying dividends, returning capital to the shareholders or also issuing new stock or selling assets to reduce its level of indebtedness, for example.

In line with other companies in the sector, the Group monitors among others indexes its financial leverage based on the Net Debt-to-EBITDA ratio.

The financial leverage indices at March 31, 2015 and December 31, 2014 can be summarized as follows:

	Consolidated
	03/2015	12/2014

Total borrowings (Notes 21 and 42)	6,468,208	6,310,765
Leasing - Liabilities (Note 19)	332,383	329,669
Leasing – Assets (Nota 19)	(196,257)	(195,036)
Debts with Anatel (note 2)	65,085	61,860
Minus: cash and cash equivalents (Notes 6 and 7)	(3,550,188)	(5,232,992)

Net cash	3,119,231	1,274,266

EBITDA (last 12 months) (*)	5,560,481	5,538,268

Financial leverage ratio	0.56	0.23

(*) Reconciliation to Profit for the period:

Net profit for the period	1,486,987	1,546,419
Depreciation and amortization	3,133,566	3,052,579
Financial result, net	334,675	292,772
Income and social contribution taxes	605,253	646,498
EBITDA	5,560,481	5,538,268

Defined benefit pension plans and other post-employment benefits

		Consolidated

	03/2015	12/2014

PAMEC/active participants’ policy and Health Plan	644	645

The Company and its subsidiaries have defined benefit pension plans and other post-employment benefits particularly as a result of the period of privatization of the Telebrás System. The number of current and former employees that are still entitled to these benefits is extremely low and the amounts involved, whose calculations are based on the criteria set forth in IAS 19 (CPC 33 (R1)), are immaterial in the context of the quarterly information.

Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Accordingly, at March 31, 2015, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and its subsidiaries consider the insurance coverage sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts insured

Operating risks	R$34,621,054
General Third Party Liability - RCG	R$63,000
Vehicles (Executive and Operational Fleets)	R$1,000 for Civil Liability Optional (Property Damages and Personal Injury) and R$100 for Moral Damages.

Commitments

Rentals

The Company and its subsidiaries rent equipment and properties by means of signed many rental agreements with different maturity dates. Below is a list of minimum rental payments to be made under such agreements:

2016	760,792
2017	804,157
2018	844,365
2019	886,583
2020	930,913
4,226,810

Expenses by nature

	03/2015	03/2014
Expenses by nature
Cost of services provided and goods sold	(2,314,853)	(2,429,774)
Selling expenses	(1,243,330)	(1,245,073)
General and administrative expenses	(278,127)	(251,297)
Other revenue (expenses), net	(182,201)	(189,105)
	(4,018,511)	(4,115,249)

Classified as:
Personnel	(253,704)	(227,767)
Advertising and publicity	(158,343)	(151,383)
Third party services	(769,859)	(765,946)
Interconnection and means of connection	(775,126)	(971,471)
Cost of goods sold	(657,457)	(645,844)
Depreciation and amortization	(811,300)	(730,313)
Allowance for doubtful accounts	(56,541)	(76,103)
Taxes, fees and contributions	(308,115)	(310,201)
Rentals and insurance	(152,737)	(143,351)
Provision for legal and administrative proceedings	(64,710)	(64,556)
Training	(2,136)	(3,804)
Others	(8,483)	(24,510)
	(4,018,511)	(4,115,249)

Supplementary disclosure on consolidated cash flows

	03/2015	03/2014

Interest paid	103,061	68,884
Income tax and social contribution paid	45,367	51,300

Subsequent events

(i)

Sale of towers

On November 21, 2014, TIM Celular signed with American Tower do Brasil Cessão de Infraestruturas Ltda. (“American Tower”) a Sales Agreement for up to 6,481 telecommunication towers of its own property for around R$3 billion and a Master Lease Agreement (“MLA”) for these towers for the term of 20 years.

The sales transaction was divided into two agreements, the first covering the sale of 5,232 towers, and the second covering the sale of the remaining 1,249 towers. In the case of the towers under the second agreement there is a right of first refusal - “ROFR”, defined under an infrastructure Sharing Agreement currently in effect and established between TIM and other operators. The sales transaction provides for a procedure whereby the towers will be transferred in tranches to the end-buyer.

In addition, TIM will enter into an infrastructure lease agreement (MLA) for part of the space existing on the same towers sold at the time these are transferred. The lease agreement will be effective for 20 years from the date of transfer of each tower and contemplates monthly lease amounts depending on the type of tower (greenfield or rooftop).

The sales and lease agreements are part of a larger agreement and constitute a single transaction between the companies. Therefore, this is a sale and leaseback transaction. This transaction will bring benefits to the Company’s operational and financial capabilities in favor of its investments in expansion and quality.

On April 29, 2015, the Company transferred 4,176 towers, or 64% of the total covered by the agreement. The sales value for the first part of the transaction was approximately R$1.9 billion. The agreement provides for the transfer of the remainder of the towers in three additional tranches, with the next tranche to be transferred in the second half of 2015.

(ii)

Approval of dividends

An Annual and Extraordinary General Meeting of TIM Participações S.A., held on April 14, 2015, approved payment of mandatory minimum dividends amounting to R$367,274.

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

(Free translation of the original independent auditors’ report on interim financial information prepared in accordance with Brazilian and International financial reporting standards – IFRS)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

TIM Participações S.A.

Rio de Janeiro - RJ

We have reviewed the accompanying interim individual and consolidated financial information, which comprises the balance sheet of TIM Participações S.A. as of March 31, 2015 and the related statements of income, of comprehensive income, of changes in equity and of cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and fair presentation of this interim individual and consolidated financial information in accordance with CVM Deliberation 673/11 (which approved the Accounting Committee Pronouncement  CPC 21 (R1) – Interim Financial Information) Brazilian and international financial reporting standards (IFRS/IAS 34 – Interim Financial Reporting) issued by IASB – International Accounting Standards Board, as well as the presentation of that interim individual and consolidated financial information in accordance with regulations of the Brazilian stock exchange commission (CVM) applicable to quarterly information (ITR).   Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity.   A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.   A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.   Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim, individual and consolidated financial information does not present fairly, in all material respects, the individual and consolidated financial position of the entity as at March 31, 2015, and of its individual and consolidated financial performance and cash flows for the three-month period then ended in accordance with Brazilian and international financial reporting standards (IFRS).

Other Matters

Interim Statements of Added Value

Additionally, we reviewed the interim, individual and consolidated statements of added value for the three-month period ended March 31, 2015, as required by CVM regulations applicable to preparation of interim financial information and considered as supplementary information by IFRS, which do not require such statement.   Those individual and consolidated statements were submitted to the same review procedures referred to above and, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim, individual and consolidated statement of added value were not prepared, in all material respects, in relation with the individual and consolidated interim financial information taken as a whole.

Prior year balances

The individual and consolidated interim financial information of TIM Participações S.A. for the three-month period ended March 31, 2015 were reviewed by other independent auditors, who issued an unqualified conclusion dated May 8, 2014.

The individual and consolidated interim financial information of TIM Participações S.A. for the three-month period ended December 31, 2014 were reviewed by other independent auditors, who issued an unqualified opinion dated February 12, 2015.

São Paulo, 5th May 2015.

Ricardo Julio Rodil

Accountant – CRC-1SP111444/O-1

Baker Tilly Brasil Auditores Independentes S/S

CRC-2SP016754/O-1

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

OPINION OF THE FISCAL COUNCIL

The Members of the Fiscal Council of TIM Participações S.A. ("Company"), in the exercise of its attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of quarterly financial statements, along with the limited review report of Baker Tilly Brasil Auditores Independentes S.S., for the period that ended on March 31st, 2015 and considering the information provided by the company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro (RJ), May 04th, 2015.

GUIDO VINCI Chairman of the Fiscal Council	JOSINO DE ALMEIDA FONSECA Member of the Fiscal Council
OSWALDO ORSOLIN Member of the Fiscal Council

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

DIRECTORS’ STATEMENT

Rodrigo Modesto de Abreu (Chief Executive Officer), Guglielmo Noya (Chief Financial Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Officer); Roger Sole Rafols (Chief Marketing Officer), Rogério Tostes Lima (Investor Relations Officer) e Jaques Horn (Legal Officer), as statutory directors of TIM Participações S.A., declares, in accordance with article 25, paragraph 1, item VI of CVM Instruction 480 of December 7, 2009, that: reviewed, discussed and agreed with the Company’s Financial Statement for the period ended March 31, 2015.

Rio de Janeiro, April 30, 2015.

RODRIGO MODESTO DE ABREU Chief Executive Officer	GUGLIELMO NOYA Chief Financial Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Officer
DANIEL JUNQUEIRA PINTO HERMETO Purchasing & Supply Chain Officer	ROGER SOLE RAFOLS Chief Marketing Officer
JAQUES HORN Legal Officer	ROGÉRIO TOSTES LIMA Investor Relations Officer

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

DIRECTORS’ STATEMENT

Rodrigo Modesto de Abreu (Chief Executive Officer), Guglielmo Noya (Chief Financial Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Officer), Roger Sole Rafols (Chief Marketing Officer), Rogério Tostes Lima (Investor Relations Officer) e Jaques Horn (Legal Officer), as statutory directors of TIM Participações S.A., declares, in accordance with article 25, paragraph 1, item VI of CVM Instruction 480 of December 7, 2009, that: reviewed, discussed and agreed with the views expressed in the special review report of independent auditors from the Company for the period ended March 31, 2015.

Rio de Janeiro, April 30, 2015.

RODRIGO MODESTO DE ABREU Chief Executive Officer	GUGLIELMO NOYA Chief Financial Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Officer
DANIEL JUNQUEIRA PINTO HERMETO Purchasing & Supply Chain Officer	ROGER SOLE RAFOLS Chief Marketing Officer
JAQUES HORN Legal Officer	ROGÉRIO TOSTES LIMA Investor Relations Officer

Footnotes

1 The report was generated and created from TIM's analysis over the NetMetrics Reports provided by Speedtest.net.

2 SINDEC is the National Information System of Consumer Protection, which integrates 371 agencies (PROCONs). It is estimated that these PROCONs represent 44% of total demands in Brazil. Figures consider both mobile and fixed business. (CE, DF, MA and PB states were not covered this quarter)

3 GRI Global Reporting Initiative, an international reporting standard on performance indicators, used by TIM on its Sustainability Report.

4 Contribution Margin = Net service revenues - Interconnection